Exhibit 99.(a)(1)

NOTICE AND MANAGEMENT INFORMATION CIRCULAR
FOR THE
SPECIAL MEETING OF CONTINENTAL SECURITYHOLDERS
IN RESPECT OF A STATUTORY PLAN OF ARRANGEMENT
AMONGST
CONTINENTAL AND ITS SECURITYHOLDERS
INVOLVING THE ACQUISITION OF 100% OF CONTINENTAL BY
JINQING MINING INVESTMENT LIMITED, A WHOLLY-OWNED SUBSIDIARY OF
JINCHUAN GROUP LTD.

To Be Held At
The Metropolitan Hotel, Cristal Room,
Vancouver, British Columbia

February 18, 2011 at 2 p.m. PST (Vancouver time)

Information Circular Dated January 17, 2011

Please read the enclosed Notice of Meeting and Management Information Circular carefully. These materials contain detailed information relating to the plan of arrangement on which all Securityholders of Continental Minerals Corporation (herein referred to as “Continental” or “the Company”) will be voting at the special meeting.

The term “Securityholders” herein means holders of Continental’s Common Shares, Preferred Shares and Options. If you are in doubt as to how to deal with these materials or the matters they describe, please consult your professional financial or legal advisor. If you require more information with regard to the process for voting, please contact Laurel Hill Advisory Group at North American toll-free 1-877-304-0211 or collect 416-304-0211.

Special Notice to holders of Preferred Shares: Holders of Preferred Shares should also receive and review supplementary information about Taseko Mines Limited, the common shares of which will constitute the sole consideration that Preferred Shareholders will receive if the Arrangement completes. Such supplemental information is being provided to the Holders of Preferred Shares for information purposes only and the Company does not warrant the accuracy or completeness of such supplemental information. Such supplementary information should accompany this document but if it becomes separated you may obtain additional copies from Laurel Hill Advisory Group at the number above or by downloading it from www.sedar.com. Holders of Preferred Shares should use the pink proxy to record their votes and appoint their proxyholders.

CONTINENTAL MINERALS CORPORATION
1020-800 West Pender Street
Vancouver, British Columbia, V6C 2V6

January 17, 2011

Dear Fellow Continental Securityholders,

You are invited to attend the special meeting (the “Meeting”) of the holders of Common Shares, Preferred Shares and Options (together, the “Securityholders”) of Continental Minerals Corporation (“Continental”) which will be held at The Metropolitan Hotel, Cristal Room, Vancouver, British Columbia on Friday, February 18, 2011 at 2 p.m. (Vancouver time).

At the Meeting, Securityholders will be asked to approve a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) involving Continental, its Securityholders and JinQing Mining Investment Limited (the “Acquiror”) that was originally announced on September 17, 2010. The Acquiror is a wholly-owned subsidiary of Jinchuan Group Ltd., a major China-based mining corporation.

Our Board of Directors recommends that Securityholders vote in favour of the Arrangement. The Board of Directors has concluded, for the several reasons described in the accompanying management information circular, that the Arrangement is fair to Securityholders and in their best interests.

The Arrangement involves the acquisition of 100% of Continental by the Acquiror through (i) the purchase by the Acquiror of each outstanding Common Share for cash consideration of $2.60 per Common Share (following the intended declaration and payment of a dividend of approximately $0.09 per Common Share); and (ii) the exchange of each outstanding Preferred Share for 0.5028 common share of Taseko Mines Limited. The declared dividend will be payable to Shareholders of record on the last business day prior to completion of the Arrangement and to holders of Options who exercise their Options and sell the resulting Common Shares as part of the Arrangement.

To be effective, the Arrangement must firstly be approved by special resolutions of the Securityholders passed by (i) at least two-thirds of the votes cast by holders of Common Shares and Options voting together as a single class; (ii) at least two-thirds of the votes cast by holders of Preferred Shares, voting as a separate class, and (iii) by a simple majority approval vote by the disinterested Holders of Common Shares meaning Holders excluding Jinchuan Group, the Acquiror and their related parties. The Arrangement is also subject to the approval of the Supreme Court of British Columbia and certain other customary completion conditions described in the accompanying materials. Persons holding 23.4% of the current number of outstanding Common Shares and 20.4% of the outstanding Preferred Shares have entered into agreements to support the Arrangement and vote in favour of it and we expect Optionholder support as well.

Accompanying this letter is a management information circular which provides a detailed description of, and other information to assist you in considering, the Arrangement. I encourage you to consider these materials carefully. Your vote is important regardless of the number or type of securities of Continental that you hold. Please complete, sign, date and return the enclosed proxy form (green for Common Shares and Options and pink for Preferred Shares) in the postage paid envelope provided or by facsimile to Computershare Investor Services Inc. Alternatively, you can use the internet or telephone voting options explained on the proxy form. If your Common Shares or Preferred Shares are not registered in your name but are held in the name of a nominee, you should review the information beginning on page 18 of the accompanying management information circular with respect to how to vote your shares. If you have any questions or require more information with regard to the process for voting your securities, please contact Laurel Hill Advisory Group at North American toll-free 1-877-304-0211 or collect 416-304-0211.

Yours faithfully,

“David J. Copeland”

David J. Copeland, P.Eng.
President and Chief Executive Officer

CONTINENTAL MINERALS CORPORATION
1020-800 West Pender Street
Vancouver, British Columbia, V6C 2V6

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

TAKE NOTICE THAT, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) dated January 17, 2011, a special meeting (the “Meeting”) of the holders of Common Shares, Preferred Shares and Options (collectively the “Securityholders”) of Continental Minerals Corporation (“Continental”) will be held at The Metropolitan Hotel, Cristal Room, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9 Canada on Friday February 18, 2011, at 2 p.m. (Vancouver time), for the following purposes:

1.	To consider and, if thought fit, pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve a statutory plan of arrangement (the “Plan of Arrangement”) involving Continental, its Securityholders and JinQing Mining Investment Limited (the “Acquiror”), a subsidiary of Jinchuan Group Ltd., under the Business Corporations Act (British Columbia) (the “BCBCA”) whereby the Acquiror will acquire 100% of Continental, all as more fully set forth in the accompanying information circular (the “Circular”) of Continental; and

2.	To transact such further or other business as may properly come before the Meeting and any adjournments or postponements thereof.

The Circular provides additional information relating to the matters to be dealt with at the Meeting. Copies of the Arrangement Resolution, Plan of Arrangement, Interim Order and Notice of Hearing of Petition for Final Order are attached to the Circular. Only Securityholders of record at the close of business (Vancouver time) on January 14, 2011 will be entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof.

Take notice that registered holders of Common Shares who validly dissent from the Arrangement will be entitled to be paid the fair value of their Common Shares, subject to strict compliance with the requirements of Sections 237 to 247 of the BCBCA, as modified by the provisions of the Interim Order and the Plan of Arrangement. Failure to comply strictly with these requirements may result in the loss of any right of dissent.

Registered Holders unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed envelope. To be used at the Meeting, proxies must be received by Continental’s registrar and transfer agent, Computershare Investor Services Inc., before 2 p.m. (Vancouver time) on February 16, 2011 or, in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time to which the Meeting is adjourned or postponed. If you are a non-registered Securityholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary; failure to do so may result in your Securities not being voted at the Meeting.

If you have any questions about the information contained in the Circular or require assistance in completing your proxy form, please contact Continental’s proxy solicitation agent, Laurel Hill Advisory Group at North American toll-free 1-877-304-0211 or collect 416-304-0211.

Capitalized terms used but not defined in this Notice shall have the meaning ascribed thereto in the Circular.

DATED at Vancouver, British Columbia, Canada, January 17, 2011.

BY ORDER OF THE BOARD

“David J. Copeland”

David J. Copeland
President & Chief Executive Officer

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	48
SECURITIES LAW CONSIDERATIONS	53
U.S. SECURITIES LAWS	53
GENERAL INFORMATION	56
MARKET PRICES OF CONTINENTAL COMMON SHARES	56
CHANGES IN SHARE CAPITAL	57
PRIOR SALES	57
AUDITORS	58
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	58
LEGAL MATTERS	58
ADDITIONAL INFORMATION	59
OTHER MATTERS	59
DIRECTORS’ APPROVAL	59

APPENDIX A	ARRANGEMENT RESOLUTION
APPENDIX B	PLAN OF ARRANGEMENT
APPENDIX C	INTERIM COURT ORDER
APPENDIX D	NOTICE OF HEARING DATE FOR FINAL COURT ORDER
APPENDIX E	DISSENT PROVISIONS OF THE BCBCA
APPENDIX F	FAIRNESS OPINION OF BMO

SUPPLEMENTARY INFORMATION ABOUT THE COMMON SHARES OF TASEKO MINES LIMITED (OF INTEREST TO HOLDERS OF PREFERRED SHARES ONLY) IS INCLUDED WITH THE CIRCULAR MAILED TO PREFERRED SHAREHOLDERS AND CAN ALSO BE DOWNLOADED FROM WWW.SEDAR.COM. SUCH SUPPLEMENTAL INFORMATION IS BEING PROVIDED TO THE HOLDERS OF PREFERRED SHARES FOR INFORMATION PURPOSES ONLY AND THE COMPANY DOES NOT WARRANT THE ACCURACYN OR COMPLETENESS SUCH SUPPLEMENTAL INFORMATION.

- ii -

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Except for the statements of historical fact contained herein, certain information and statements presented in this Circular may constitute “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business of Continental and the Arrangement. Often, but not always, forward-looking statements and forward-looking information can be identified by words such as “expects”, “may”, “should”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, or variations of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved. These forward-looking statements and forward-looking information are based, in part, on assumptions and factors that may change, thus causing actual results, events or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such assumptions and factors include the approval of the Arrangement Resolution by the Securityholders, the approval of the Arrangement by the Court, the receipt of the required governmental and regulatory approvals and consents, the occurrence of the closing before the Termination Date (as defined herein), the satisfaction of other conditions of Closing and the ability of Continental to finance working capital requirements if necessary in instances where the closing of the Arrangement does not complete for any reason. Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of Continental to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements or forward-looking information. Such risks and other factors include, among others, risks related to delays in obtaining governmental or regulatory approval, failure to obtain Securityholder or Court approval, failure to close the Arrangement before the Termination Date, the requirement to pay the Termination Fee (as defined herein) in certain circumstances, failure to satisfy the conditions of Closing and the inability to finance working capital requirements, as discussed in this Circular. Although Continental has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information in this Circular, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information in this Circular.

Continental disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

NOTICE TO UNITED STATES SHAREHOLDERS

THE SECURITIES OF TASEKO MINES LIMITED TO BE DISTRIBUTED TO HOLDERS OF PREFERRED SHARES IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This solicitation of proxies and the Arrangement involve securities of a Canadian foreign private issuer and are being effected in accordance with Canadian corporate and securities laws. The proxy rules under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), are not applicable to Continental or this solicitation and therefore this solicitation is not being effected in accordance with such securities laws. This Circular has been prepared in accordance with the disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act.

See “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” for certain information concerning tax consequences of the Arrangement for Shareholders who are United States taxpayers.

In connection with the Arrangement and because Jinchuan Group is an affiliate of Continental and has other legal relationships with Continental pursuant to the Framework Agreement, Continental, the Acquiror and Jinchuan Group will file with the U.S. Securities Exchange Commission (“SEC”) a transaction statement under Section 13(e) of the 1934 Act and Rule 13e-3 (“Schedule 13E-3”) thereunder, which transaction statement will incorporate by reference certain portions of this Circular. A copy of the Schedule 13E-3 can be downloaded from www.sec.gov.

The common shares of Taseko to be distributed under the Arrangement to the holders of Preferred Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and will be issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court as described under “Securities Laws Considerations”.

The enforcement by Shareholders of civil liabilities under United States securities laws may be affected adversely by the fact that Continental is organized under the laws of a Province of Canada, that some or all of the officers and directors of Continental are residents of a country other than the United States, that some or all of the experts named in this Circular are residents of Canada and that all or a substantial portion of the assets of Continental and those persons are located outside the United States.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at January 17, 2011, except where otherwise noted.

No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Continental.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Securityholders are urged to consult their own professional advisors in connection therewith.

Descriptions in this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are merely summaries of the terms of those documents. Such summaries do not purport to be complete and are qualified in their entirety by reference to the provisions of the Arrangement Agreement and Plan of Arrangement. Securityholders should refer to the full text of the Arrangement Agreement and Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement can be viewed on SEDAR at www.sedar.com. The Plan of Arrangement which is attached to and forms part of the Arrangement Agreement is appended hereto as Appendix B.

All dollar references in this Circular are in Canadian dollars, except where otherwise indicated.

GLOSSARY OF TERMS

In this Circular, the following capitalized words and terms shall have the following meanings:

“Acquisition Proposal” has the meaning ascribed thereto in the Arrangement Agreement, as described under “The Arrangement – Non Solicitation Covenant” in this Circular;

“Arrangement” means the statutory plan of arrangement involving Continental, the Securityholders and Acquiror which is to be completed pursuant to Division 5 of Part 9 of the BCBCA on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms or at the direction of the Court in the Final Order;

“Acquiror” means JinQing Mining Investment Limited, a corporation existing under the BCBCA which is 100% owned by Jinchuan Group;

“Arrangement Agreement” means the Arrangement Agreement dated December 17, 2010 and amended January 17, 2011 between Continental, Jinchuan Group and Acquiror and includes any amendment thereto or restatement thereof which may occur after the date hereof;

“Arrangement Dividend” means the cash dividend which the Continental Board plans to declare on the Common Shares in connection with the Arrangement and paid (a) to holders of Common Shares on the Arrangement Dividend Record Date and (b) to holders of Options which have signed the Optionholder Agreement to exercise their Options as part of the Arrangement, which dividend is currently estimated at approximately $0.09 per Common Share but which is subject to the final calculation or available cash that is further described herein;

“Arrangement Dividend Record Date” means the date fixed by the Continental Board as the record date for establishing the persons entitled to receive the Arrangement Dividend, which date pursuant to the Plan of Arrangement will be (a) for holders of Common Shares, the business day immediately prior to the Effective Date and (b) for holders of Options who have signed the Optionholder Agreement to exercise their Options as part of the Arrangement, the Effective Date;

“Arrangement Resolution” means the interrelated special resolutions, substantially in the form attached as Appendix A to this Circular, required to be passed in order to approve the Arrangement;

“BMO” means BMO Nesbitt Burns Inc. and for purposes of the Optionholder Agreement may include its affiliated chartered bank;

“BCBCA” means the Business Corporations Act (British Columbia), the corporate law statute which governs Continental and the Arrangement process, as now in effect and as it may be amended from time to time prior to the Effective Date;

“Beneficial Shareholder” means a Shareholder who is not a Registered Shareholder;

“Circular” means this management information circular for the Meeting, including all appendices hereto, and all amendments hereto;

“Common Shares” means common shares in the capital of Continental;

“Computershare” means Computershare Investor Services Inc., the registrar of and transfer agent for the Common Shares;

“Confidentiality Agreement” means the confidentiality undertaking in favour of Continental dated June 16, 2010 executed by Jinchuan Group;

“Continental” (or the “Company”) means Continental Minerals Corporation, a corporation formed, existing under and governed by the BCBCA;

“Continental Board” means the board of directors of Continental;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare, which will facilitate the exchange of cash and securities pursuant to the Plan of Arrangement and a depositary agreement;

“Dissent Rights” means the rights of Registered Holders of Common Shares to dissent from the Arrangement Resolution in compliance with the Dissent Procedures, as more particularly described under “Rights of Dissenting Shareholders” and in Appendix E to this Circular;

“Dissent Procedures” means the procedures required to exercise the Dissent Rights described under “Rights of Dissenting Shareholders” and in Appendix E to this Circular;

“Effective Date” means the date upon which all of the conditions to completion of the Arrangement Agreement have been satisfied or waived, all documents required to be delivered thereunder have been delivered to the satisfaction of the recipient, and each of Continental, Newco, Jinchuan Group and the Acquiror shall have executed a closing certificate in the form attached to the Plan of Arrangement acknowledging that the Arrangement has been completed to their respective satisfaction;

“Effective Time” means the time on the Effective Date specified as the “Effective Time” by Continental, Newco, Jinchuan Group and the Acquiror in the closing certificate which will be the time when the Arrangement steps will be deemed to occur in a specified sequence but for practical purposes happen all at once;

“Fairness Opinion” means the opinion dated January 17, 2011 of BMO, Continental’s financial advisor, which is attached to this Information Circular as Appendix “F”;

“Final Order” means the final order to be made by the Court approving the Arrangement, as such order may be affirmed, amended or modified at any time before the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed, amended or modified on appeal;

“Framework Agreement” means the 2007 agreement under which Jinchuan Group acquired its shareholdings in Continental and which contemplated other strategic agreements between Continental and Jinchuan Group;

“Gibraltar” means Gibraltar Mines Ltd., a wholly-owned subsidiary of Taseko;

“Gibraltar Preferred Shares” means the 12,483,916 issued and outstanding preferred shares in the capital of Gibraltar currently held by Continental which Continental will transfer to Taseko under the Arrangement in exchange for 6,277,000 Taseko Shares which are to be exchanged for the Preferred Shares;

“Harmony Project” means the gold property formerly owned by Continental which is located on the Queen Charlotte Islands, British Columbia (now referred to as Haida Gwaii) which was transferred to Gibraltar in 2001 for the Gibraltar Preferred Shares;

“Interim Order” means the interim order of the Court dated January 17, 2011, providing for, among other things, the calling and holding of the Meeting, which is attached as Appendix C hereto, as such order may be affirmed, amended or modified by the Court;

“In-the-Money Amount” means, in respect of an Option at any time, the amount, if any, by which the Purchase Price exceeds the exercise price thereof;

“In-the-Money Options” means Options with an exercise price less than the Purchase Price;

“ITA” means the Income Tax Act (Canada), as amended;

“Jinchuan Group” means Jinchuan Group Ltd., a mining company headquartered in, and governed by the laws of, the PRC;

“Letter Agreement” means the September 17, 2010 letter expressing the mutual intention of Jinchuan Group and Continental that Jinchuan Group acquire all the outstanding Common Shares and which letter was legally binding on the parties in respect of certain limited matters only. The Letter Agreement is described under “The Arrangement –Background to the Arrangement” in this Circular and it was superseded by the Arrangement Agreement;

“Material Adverse Effect” means, in respect of Continental, any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to (a) the business, financial condition, assets, liabilities, operations or prospects of Continental and its subsidiaries, taken as a whole, or (b) the continued ownership, exploration and development of Continental’s exploration rights, other than any effect that is temporary in nature or any effect (i) relating to the general economic, political, financial, currency exchange or securities markets conditions in PRC or Canada, (ii) affecting the global mining industry in general or relating to the change in the market price of any mineral commodity, (iii) relating to the announcement or the entering into or consummation of the Arrangement Agreement, the Arrangement or other transactions contemplated by the Arrangement Agreement or any breach of the Arrangement Agreement or the Confidentiality Agreement by Jinchuan Group, (iv) relating to a decrease in the market price or trading volume of the Common Shares, (v) relating to any action taken by Jinchuan Group or Continental that is required, contemplated or expressly permitted by the Arrangement Agreement or (iv) relating to any action, event or circumstance disclosed to Jinchuan Group or any action taken by Continental at the request of Jinchuan Group;

“Meeting” means the special meeting of Shareholders scheduled to be held at 2:00 p.m. (Vancouver time) on Friday February 18, 2011 at 2 PM at the Metropolitan Hotel, Vancouver, British Columbia for the purpose of voting on the Arrangement Resolution and any other matters that may properly come before the Meeting, and any adjournment or postponement thereof (no other matters are currently contemplated);

“Net Proceeds” means gross proceeds from the sale of Taseko Shares less reasonable expenses incurred in connection therewith;

“Newco” means 0896097 B.C. Ltd., a wholly-owned subsidiary of Continental incorporated to facilitate the exchange of the Preferred Shares for the Taseko Shares under the Arrangement;

“Optionholder Agreement” means the form of Optionholder Support and Assisted Option Exercise Agreement which is being offered to each Optionholder which provides that Continental will seek to arrange third party loan funding sufficient to exercise 100% of each Optionholder’s Options in consideration of that Optionholder supporting the Arrangement;

“Option Plan” means the common share stock option plan of Continental;

“Optionholder” means a holder of an Option as recorded in the records of Continental;

“Options” means the outstanding incentive options to purchase Common Shares issued pursuant to the Option Plan;

“OTC BB” means the OTC Bulletin Board, an over-the-counter securities market in the United States on which the Common Shares (but not the Preferred Shares) are traded;

“PFIC” means passive foreign investment company, as defined under section 1297 of the United States Internal Revenue Code of 1986, as amended;

“Plan of Arrangement” means the plan of arrangement attached as Appendix B to this Circular, and any amendment or variation thereto made in accordance therewith or upon the direction of the Court in the Final Order;

“PRC” means the People’s Republic of China, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

“PRC Approval” means any necessary filings with, applications to or consents or approvals from certain governmental authority within the PRC, including but not limited to the Ministry of Commerce, the National Development and Reform Commission, the State Administration for Foreign Exchange, the State-owned Assets Supervision and Administration Commission and any other related entities as more particularly described under the heading “Regulatory Matters”;

“Purchase Price” means $2.60 cash to be paid for each Common Share;

“Preferred Shares” means preferred shares in the capital of Continental;

“Proxies” means the forms that permit other persons to be appointed by Securityholders to vote on their behalf at the Meeting. The green proxy is for use by holders of Common Shares and Options (except those who have signed the Optionholder Agreement who will be deemed to have voted in favour of the Arrangement) and the pink proxy is for use by holders of Preferred Shares;

“Record Date” means January 14, 2011, the date for determining Securityholders entitled to receive notice of and vote at the Meeting;

“Registered Holder” means a Registered Shareholder or an Optionholder;

“Registered Shareholder” means a registered holder of Common Shares or Preferred Shares as recorded in the shareholder registers of Continental maintained by Computershare;

“Residency Declaration” means a declaration by a holder of Preferred Shares as set out in the applicable letter of transmittal that confirms that the holder is a resident of Canada, for Canadian tax purposes;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” means the exemption from registration requirements which would be otherwise applicable to the Taseko Shares issued under the Arrangement under the U.S. Securities Act of 1933 provided under Section 3(a)(10) thereof;

“Section 116 Certificate” means a certificate issued by the Canada Revenue Agency pursuant to subsection 116(2) or 116(4) of the ITA;

“Securities” means the Common Shares, Preferred Shares and Options collectively;

“Securityholders” means the holders of Common Shares, Preferred Shares and Options collectively;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators, the internet site for Canadian public company filings (www.sedar.com);

“Shares” means the Common Shares and the Preferred Shares collectively;

“Shareholders” means the holders of Common Shares and Preferred Shares collectively;

“Special Committee” means the committee of directors of Continental, formed for the purpose of considering the Arrangement and strategic alternatives;

“Superior Proposal” means (generally speaking) a third party proposal which if made would, in the opinion of the Board of Continental, have better terms for Securityholders to the Arrangement and would require the Board to change its recommendation about the Arrangement. The term has the specific meaning ascribed thereto in the Arrangement Agreement, and is more fully described under “The Arrangement – Ability of Continental to Accept a Superior Proposal” in this Circular;

“Taseko” means Taseko Mines Limited, a mining company which is traded on the Toronto Stock Exchange and NYSE (Alternext) under the symbol TKO and TGB respectively. Taseko is a shareholder of Continental and has signed a Support Agreement and the Taseko Agreement;

“Taseko Agreement” means the agreement dated December 17, 2010 made between Taseko, Newco, Gibraltar and Continental and forming part of the Arrangement Agreement whereby all the Gibraltar Preferred Shares will be transferred and sold to Taseko by Continental in consideration of the issuance to Continental of 6,277,000 Taseko Shares, which shares will form the consideration paid to holders of Preferred Shares as contemplated in the Plan of Arrangement;

“Taseko Shares” means common shares in the capital of Taseko;

“Termination Date” means March 8, 2011, unless extended in accordance with the Arrangement Agreement;

“Termination Payment” means the payment of an amount of $13.4 million which is payable by Continental to Jinchuan Group or by Jinchuan Group to Continental on the termination of the Arrangement Agreement on the occurrence of certain prescribed events described herein;

“TSXV” means the TSX Venture Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Xietongmen Project” means Continental’s indirect wholly-owned copper and gold deposit located in Tibet Autonomous Region, PRC; and

“Zijin” means Zijin Mining Group Co., Ltd.

SUMMARY

The following summarizes the principal features of the Arrangement and certain matters related to the Meeting and should be read together with and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, including the appendices hereto. Capitalized terms used in this Summary have the meanings set out in the Glossary of Terms. The full text of the Arrangement Agreement may be viewed on SEDAR at www.sedar.com under filings made by Continental.

Purpose of the Meeting

Continental has called the Meeting of its Securityholders to consider a proposal that, if implemented, would result in 100% of Continental being acquired by the Jinchuan Group. The acquisition is intended to be completed pursuant to a statutory Plan of Arrangement under the arrangement provisions of the BCBCA.

At the Meeting, Securityholders will consider and, if thought fit, pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of at least (a) two-thirds of the votes cast, in person or by proxy, by holders of Common Shares and Options, voting together as a single class, (b) two-thirds of the votes cast, in person or by proxy, by holders of Preferred Shares, voting as a separate class, and (c) a simple majority of the votes cast by holders of Common Shares, excluding the shares held by Jinchuan Group, the Acquiror and their related parties. Each Common Share, Preferred Share and Option will entitle its holder to one vote. Persons holding in the aggregate 23.4% of the Common Shares and 20.4% of the Preferred Shares have agreed in writing to support and vote in favour of the Arrangement.

The Meeting will be held on Friday February 18, 2011, at 2 p.m. (Vancouver time) at the Metropolitan Hotel, Cristal Room, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9, Canada. Only Securityholders of record at the Record Date (January 14, 2011) will be entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof.

The Arrangement

Parties

Continental is a mineral exploration and development company which holds through subsidiaries, the Xietongmen copper gold Project in Tibet Autonomous Region, PRC. The Xietongmen Project is Continental’s only material mineral project. The Common Shares and Preferred Shares trade on the TSXV under the symbols “KMK” and “KMK.PR.A” respectively. The Common Shares (only) also trade through the facilities of the OTC BB in the United States under the symbol “KMKCF”.

Jinchuan Group is a large PRC state-owned integrated non-ferrous metallurgical and chemical engineering enterprise engaged in mining, concentrating, metallurgy and chemical engineering. It produces nickel, copper, cobalt, rare and precious metals and also some chemical products such as sulfuric acid, caustic soda, liquid chlorine, hydrochloric acid and sodium sulfite, together with some further processed nonferrous metals products. The output of nickel and platinum group metals respectively accounts for more than 90% of the total in the PRC.

The Acquiror, a wholly-owned subsidiary of Jinchuan Group, was recently incorporated under the BCBCA for purposes of the Arrangement and has not carried on any material business other than in connection with matters directly related to the Arrangement. The registered office of the Acquiror is located at Suite 2600 -595 Burrard St., Vancouver, British Columbia, V7X 1L3.

Summary of the Arrangement Steps

The Arrangement is to be carried out by way of the Plan of Arrangement pursuant to the terms of the Arrangement Agreement and the statutory requirements of the BCBCA. At the Effective Time of the Arrangement the following will be deemed to occur in the following sequence but for practical purposes will be implemented all at once:

the Continental Board will declare the Arrangement Dividend to be paid holders of Common Shares on the Arrangement Dividend Record Date and to holders of the Common Shares issued pursuant to the exercise of Options in accordance with the Optionholder Agreement;

each outstanding Preferred Share will be exchanged for 0.5028 Taseko Shares which will be paid starting immediately after the Effective Time against delivery of certificates for the Preferred Shares to the Depositary together with the duly completed and executed letter of transmittal and such other documents required by the letter of transmittal;

each Common Share outstanding at the Effective Time (other than Common Shares held by Shareholders who validly exercise their Dissent Rights) will be acquired by the Acquiror for $2.60 per share which Purchase Price will be paid starting immediately after the Effective Time against delivery of certificates for the Common Shares to the Depositary, together with the duly completed and executed letter of transmittal and such other documents required by the letter of transmittal; and

holders of any unexercised In-the-Money Options, meaning those who have neither already exercised their Options or signed the Optionholder Agreement, if any, will receive a cash payment equal to the applicable In-the-Money Amount for each such Option held.

All the foregoing exchanges, dividends and payments will be made subject to any applicable deductions and withholdings. On completion of the Arrangement, Continental will become a wholly-owned subsidiary of the Acquiror. The Common Shares and Preferred Shares will be delisted from the TSXV and the Common Shares will be delisted from the OTC BB and Continental will take steps to cease being a reporting issuer in all jurisdictions in Canada and in the United States where it currently has reporting issuer or equivalent obligations.

Recommendation of the Continental Board

The Continental Board (with the exception of one director who is a nominee of the Jinchuan Group and who was required to abstain from voting) has unanimously determined that the Arrangement is fair to Securityholders and in the best interests of Securityholders and therefore unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

Reasons for Recommending the Arrangement

In reaching its decision to approve the Arrangement Agreement and to recommend that Securityholders vote for the Arrangement Resolution, the Continental Board consulted with management of the Company and obtained advice from its financial and legal advisors. In addition, the Continental Board appointed the Special Committee to evaluate strategic alternatives, including the Arrangement and management’s views on the business of Continental going forward. The Continental Board carefully considered all aspects of the Arrangement Agreement and the Arrangement including, with the assistance of BMO, rationales and methodologies to value Continental and its Securities. The Continental Board considered a number of factors in concluding that the Arrangement is in the best interests of the Securityholders, including, among others, the following:

Significant Premium to Holders of Common Shares. The consideration offered to holders of Common Shares under the Arrangement represents a premium of:

o	18% based on the volume-weighted average price of Common Shares on the TSXV over the 30 trading days preceding the announcement of the Letter Agreement;

o	13% based on the closing price of the Common Shares on the TSXV on September 14, 2010, the last trading day preceding the announcement of the Letter Agreement;

  Early Receipt of Likely Maximum Taseko Shares for Holders of Preferred Shares. Under their terms, the Preferred Shares would otherwise be redeemable on October 16, 2011 for Taseko Shares and the maximum number of Taseko Shares which would be received by holders of Preferred Shares would not exceed 6,277,000 Taseko Shares unless the Harmony Project were disposed of for more than approximately $37 million by that date. Continentals’ management believes, based on discussion with Taseko, that it is very unlikely that the Preferred Shares would be redeemed for more than 6,277,000 Taseko Shares by October 16, 2011. Messrs Thiessen, Cousens and Dickinson serve on the boards of both Continental and Taseko. If the Taseko Shares were to trade at more than $10 per share at October 16, 2011, the aggregate number of Taseko Shares which would then be received by holders of Preferred Shares would be reduced from the 6,277,000 Taseko Shares (assuming no sale of the Harmony Project would have occurred by then). Therefore the Arrangement provides that holders of Preferred Shares will receive the maximum number of Taseko Shares they would in any foreseeable event be entitled to receive upon redemption of the Preferred Shares on October 16, 2011 and the holders of Preferred Shares will receive such Taseko Shares approximately eight months earlier than otherwise.

  Strategic Review Process. The Arrangement is the result of a strategic review process conducted by the Company over an approximately 17-month period. The Continental Board considered numerous alternatives for financing the Xietongmen Project and potential alternative transactions. One conditional expression of interest from Zijin was agreed to in principle, subject to due diligence and the approval of Chinese regulatory authorities, which would have resulted in an acquisition of Continental by Zijin for a proposed purchase price within ten percent of the Purchase Price agreed by Jinchuan Group. The directors concluded that that expression of interest was not capable of completion as Chinese regulatory authorities indicated they would not support it. No other substantial proposals or expressions of interest were received. Since the Letter Agreement was announced on September 17, 2010, Continental has not received any other Acquisition Proposals.

  Certainty of Value and Liquidity. The consideration to be received by holders of Common Shares and Options is payable in cash, alleviating risks related to uncertainty of value and liquidity that may have arisen under other possible transaction structures. Holders of Preferred Shares will receive Taseko Shares, which will not be subject to any trading restrictions, and those shares are expected to have more liquidity than the Preferred Shares.

  Arrangement Eliminates Xietongmen Permitting and other Mining Development Risks for Securityholders. Continental’s ability to successfully develop the Xietongmen Project is dependent upon receiving all required mining permits and licenses. The Arrangement eliminates both the uncertainty of the timing and likelihood of success of the mine permitting process for Securityholders in connection with the Xietongmen Project as well as subsequent development risks.

  Fairness Opinion of BMO. The Special Committee received an opinion from BMO, which concluded that, as of the date of the opinion and subject to the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken set out therein, the consideration to be received by the holders of Common Shares (other than the Acquiror and its affiliates) pursuant to the Arrangement is fair, from a financial point of view, to those Shareholders. The Fairness Opinion is attached as Appendix “F” to this Circular.

  The Continental Board recommends that you read the Fairness Opinion carefully and in its entirety. The Fairness Opinion does not constitute a recommendation of BMO as to how any Securityholder should vote or act on any matter relating to the Arrangement.

Terms of the Arrangement Agreement. The Continental Board considered the terms and conditions of the Arrangement Agreement, including the following:

o

  Ability to Respond to Other Acquisition Proposals. Prior to the approval of the Arrangement by the Securityholders, the Continental Board is permitted to respond, in accordance with its fiduciary duties, to unsolicited bona fide alternative Acquisition Proposals and subject to payment of the Termination Payment, to terminate the Arrangement Agreement in order to accept an alternative Acquisition Proposal that is a Superior Proposal. The Continental Board has determined that the Termination Payment payable to Jinchuan Group in such circumstances is reasonable and not preclusive of other proposals.

o	Limited Termination Rights. Jinchuan Group may terminate the Arrangement Agreement only in limited circumstances.

o	Likelihood of Closing. The obligations of Jinchuan Group and the Acquiror are not subject to a financing condition or any unusual closing conditions.

o	Restrictions on the Business of Continental. The restrictions on the conduct of Continental’s business prior to completion of the Arrangement are, in the judgment of the Continental Board, reasonable and the product of extensive negotiation between the parties.

Required Securityholder and Court Approvals. The required approvals are protective of the rights of Securityholders:

o	The Arrangement Resolution must be approved by (a) at least two-thirds of the votes cast at the Meeting by holders of Common Shares and Options, voting together as a single class, (b) at least two-thirds of votes cast at the Meeting by holders of Preferred Shares, voting as a single class, and (c) a simple majority of the votes cast at the Meeting by holders of Common Shares (excluding the 18,000,000 Common Shares held by Jinchuan Group, the Acquiror and their related parties); and

o	The Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Securityholders.

  Dissent Rights. Registered Holders of Common Shares have the right to dissent in respect of the Arrangement and to have their Common Shares transferred to the Acquiror in consideration for a cash payment equal to the fair value of their Common Shares to be determined, if necessary, by a Court. The Continental Board concluded, and Continental therefore submitted to the Court for the Interim Order, that holders of Preferred Shares should not be entitled to dissent rights because they hold a fixed right security (fixed to the prospects for the Harmony Project and to Taseko Shares), and they do not participate in the risks and benefits of the Xietongmen Project, Continental’s principal asset, and the dissent provisions of the BCBCA do not require that Registered Holders of Preferred Shares be given the right to dissent.

  In the course of its deliberations, the Continental Board also identified and considered a number of other factors relating to the Arrangement, including, but not limited to:

if Continental is required to pay the Termination Payment and an alternative transaction is not concluded, Continental’s financial condition will be materially adversely affected;

  if the Arrangement Agreement is terminated and the Continental Board decides to seek an alternative transaction, there is no assurance that it will be able to find a party willing to pay equivalent or greater value than the value to be paid by the Acquiror; and

  if the Arrangement is successfully completed, Continental will no longer exist as an independent public corporation and the holders of Common Shares and Options would lose the opportunity to participate in the longer term potential benefits of the business of Continental (appreciating that there is no certainty that those benefits would exceed those potential benefits reflected in the consideration to be received under the Arrangement).

  The foregoing discussion of the information and consideration of factors by the Continental Board is not intended to be exhaustive of their deliberations but rather summarizes the principal factors considered by the Continental Board in connection with the Arrangement. The Special Committee and the Continental Board did not find it practical to, and did not, attempt to quantify or otherwise assign any relative weight to each specific factor considered in reaching their conclusion and recommendation. The Board’s recommendation was made after consideration of the above factors and based on the Continental Board’s collective knowledge of the business, financial condition and prospects of Continental. The recommendation was also based in part upon the advice of financial and legal advisors to the Special Committee and the Continental Board. Individual members of the Continental Board may well have assigned different weights to different factors and the Continental Board understands that Securityholders will likely do the same thing.

  Fairness Opinion

  On May 18, 2009, the Special Committee engaged BMO to provide various advisory services in connection with the Arrangement including, among other things, an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Common Shares (other than any acquiror which was already a holder of Common Shares and any affiliate of such acquiror) in connection with a transaction involving Continental. Continental subsequently requested that BMO provide a bank loan to Continental (the “Option Loan”) which Continental will in turn use as financial assistance to Optionholders who execute Optionholder Agreements to facilitate such Optionholders exercising their Options as part of the Arrangement. No fairness opinion was sought in respect of the Preferred Shares because the directors had determined that given their limited, fixed interest in the Gibraltar Preferred Shares and the fact that the holders of Preferred Shares were receiving the maximum number of Taseko Shares earlier than they were otherwise entitled, the Arrangement was inherently fair to holders of Preferred Shares.

  BMO discussed its views about fairness with the Special Committee prior to execution of the Letter Agreement in September, 2010. BMO subsequently confirmed its opinion by delivery of a written opinion to the Special Committee dated January 17, 2011, a copy of which is attached as Appendix “F”. The Fairness Opinion states that, as of the date of such opinion and subject to the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken set out therein, the consideration to be received by the holders of Common Shares (other than the Acquiror and its affiliates) pursuant to the Arrangement is fair, from a financial point of view, to such holders of Common Shares.

  The Continental Board recommends that you read the Fairness Opinion carefully and in its entirety. The Fairness Opinion does not constitute a recommendation of BMO as to how any Securitiyholder should vote or act on any matter relating to the Arrangement”.

  The Arrangement Agreement

  Continental, Jinchuan Group and the Acquiror entered into the Arrangement Agreement on December 17, 2010, and amended the Arrangement Agreement on January 17, 2011 primarily to extend the time for completion. The Arrangement Agreement sets forth the terms and conditions upon which Jinchuan Group, through the Acquiror, will acquire 100% of Continental. See “The Arrangement” in this Circular for a detailed summary of the Arrangement Agreement.

  The Arrangement Agreement provides that completion of the Arrangement is subject to a number of customary conditions being met or waived (where permitted) by the Termination Date, including approval of the Court, approval of the Arrangement Resolution by requisite majorities of Securityholders and receipt of all required governmental and regulatory approvals. The Arrangement Agreement further provides that the Continental Board must recommend that Securityholders vote in favour of the Arrangement Resolution.

  The Arrangement Agreement may be terminated at any time before the Termination Date, in the circumstances specified in the Arrangement Agreement, including upon failure of Continental to obtain Securityholder approval of the Arrangement Resolution, the Effective Date not occurring before the Termination Date and the failure to obtain any required governmental or regulatory approvals.

  The Arrangement Agreement provides that Continental must pay the Termination Payment to Jinchuan Group in certain circumstances if the Arrangement Agreement is terminated and Jinchuan Group must pay the Termination fee to Continental in certain other circumstances. See “The Arrangement Termination Payments”.

  Related Agreements

  Support Agreements. All of the directors and officers of Continental, holding in the aggregate 6.8% of the outstanding Common Shares, 67.3% of the outstanding Options and 5.1% of outstanding Preferred Shares, have agreed in writing to support the Arrangement and to vote all of their Common Shares, Options and Preferred Shares in favour of the Arrangement. In addition to the directors and officers of Continental, Taseko holds in the aggregate a further 2.9% of the Common Shares and Zijin holds in the aggregate a further 13.7% of the Common Shares. Each of Taseko and Zijin agreed in writing to support the Arrangement (making for an aggregate of 23.4% of Common Shares which are committed to be voted in favour).

  Optionholder Agreements. In order to facilitate the exercise of outstanding Options pursuant to the Arrangement, Continental will be seeking to enter into an Optionholder Agreement with each holder of unexercised Options. Under this agreement, Continental will obtain a loan from BMO and use the proceeds of such loan to provide financial assistance to certain Optionholders so as to permit such holders to fully exercise all of their Options as part of the completion procedures of the Arrangement. In consideration for such financial assistance, which is expected to be both made and repaid via the Depositary within a day or so of the Effective Date, Optionholders shall agree to vote their Options in favour of the Arrangement. It is intended that proceeds from this Option exercise will be used to facilitate the payment of the Arrangement Dividend and the Option Loan from BMO will be repaid from the proceeds provided by the Acquiror under the Arrangement, to acquire the Common Shares issued upon such exercise of the Options. It is not possible to determine the number of Options which will become subject to Optionholder Agreements, but if 100% of the Optionholders agree to sign the form of agreement, the number of Options would be approximately 11.1 million and the Option Loan from BMO would be approximately $17.4 million.

  Optionholders who do not complete and execute an Optionholder Agreement will be requested to complete and execute an Option Surrender Form, and will be paid for each Option held, the greater of (i) $0.01, or (ii) the amount by which $2.60 exceeds the exercise price of such Options, subject to any applicable tax deductions or withholdings.

  Taseko Agreement. Taseko, Gibraltar and Continental entered into the Taseko Agreement concurrently with the Arrangement Agreement in order to facilitate the exchange of the Preferred Shares for Taseko Shares pursuant to the Arrangement. The Taseko Agreement provides that Continental will transfer the Gibraltar Preferred Shares to Taseko in exchange for 6,277,000 free-trading Taseko Shares, which shares will subsequently be exchanged for Preferred Shares under the Arrangement. Taseko was asked by Continental to enter into the Taseko Agreement because the Acquiror required that the Arrangement result in ownership of 100% of Continental’s securities.

  Effective Date

  Continental currently expects the Effective Date will occur on or about March 1, 2011. All conditions to the closing of the Arrangement must either be satisfied or waived in order for the Effective Date to occur. If the Effective Date does not occur by the Termination Date, the Arrangement Agreement may be terminated. See “The Arrangement – Effective Date of the Arrangement” and “Risk Factors” in this Circular.

  Arrangement Dividend

  On the Effective Date, Continental intends to declare the Arrangement Dividend, and, as soon as practical following completion of the Arrangement the amount of the declared dividend less any applicable tax deductions and withholdings will be paid to (a) holders of Common Shares on the Arrangement Dividend Record Date and (b) holders of Common Shares issued on the exercise of the Options at the Effective Time (this will include all Optionholders who sign the Optionholder Agreement). The amount of the Arrangement Dividend is not currently determinable but is expected to be approximately $0.09 per Common Share and will be distributed by the Depositary within four days after the Effective Date. The Arrangement Agreement provides that Continental may pay the Arrangement Dividend provided that Continental, after payment of the dividend, had adjusted working capital (as defined in the agreement) of at least $8 million on November 30, 2010.

  Requirement to Tender Certificates Representing Common Shares and Preferred Shares

  Letter(s) of transmittal have been included with this Circular for use by Registered Holders of Common Shares and Preferred Shares in depositing their respective certificates in consideration of the appropriate cash consideration for Common Shares and Taseko Shares for Preferred Shares. Upon return of a properly completed and executed letter of transmittal by a Registered Holder, together with certificates representing such Shares and such other documents required by the applicable letter of transmittal, a cheque for the appropriate cash payment or certificate representing the appropriate number of Taseko Shares, as the case may be, will be mailed to the Registered Holder. See “The Arrangement – Procedure and Terms for Exchange of Securities” in this Circular. Holders of Common Shares and Preferred Shares who hold such shares in their brokerage accounts DO NOT need to complete such forms. Shareholders whose Common Shares and/or Preferred Shares are not in registered form should instruct their nominees (e.g. brokers) to tender their indirectly held shares.

  IF YOU HOLD YOUR SHARES IN A BROKERAGE ACCOUNT YOUR BROKER MUST ATTEND TO EXERCISE OF DISSENT RIGHTS WHICH ARE SUBJECT TO COMPLEX RULES WHICH WILL BE STRICTLY ENFORCED.

  Cancellation of Rights after Six Years

  Any certificate representing Common Shares or Preferred Shares (or their predecessor shares) outstanding immediately before the Effective Date which has not been surrendered, with all other documents required by the letter of transmittal, on or before the sixth anniversary of the Effective Date, will cease to represent any claim against, or interest of any kind or nature in, Continental, the Arrangement Dividend, the Acquiror or the Depositary. Accordingly, persons who deposit certificates for Shares after the sixth anniversary of the Effective Date will not receive any consideration for them.

  Rights of Dissent for Holders of Common Shares

  Each Registered Holder of Common Shares will have the right to dissent in respect of the Arrangement. A Registered Holder of Common Shares who validly exercises Dissent Rights will have his, her or its Common Shares transferred to the Acquiror in consideration of a cash payment equal to the fair value of the Common Shares. Any Registered Holder of Common Shares who wishes to exercise Dissent Rights must comply strictly with the Dissent Procedures, including arranging for a written notice of dissent to be received by Continental by not later than 2:00 p.m. (Vancouver time) on February 16, 2011 (or, if the Meeting is adjourned or postponed, on the date which is two business days prior to the date of the adjourned or postponed Meeting). See “Rights of Dissenting Shareholders” in this Circular.

  Securities Laws Information for United States Shareholders

  The Taseko Shares to be distributed to the holders of Preferred Shares pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the exemption from registration provided by the Section 3(a)(10) Exemption and exemptions provided under the securities laws of each state of the United States in which holders of the Preferred Shares reside. Applicability of restrictions on resale of shares imposed by the U.S. Securities Act will depend on whether the holder of the Taseko Shares distributed pursuant to the Arrangement will be an “affiliate” of Taseko after completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. See “Securities Laws Considerations – U.S. Securities Laws”.

  Risk Factors

  There are risks associated with the completion of the Arrangement and there can be no certainty of its completion. These risks include the following: (i) the Arrangement Agreement may be terminated in certain circumstances by Continental or Jinchuan Group, in which case Continental’s financial condition or the market price for Common Shares is likely to be adversely affected; (ii) the payment of the Termination Payment, if required to be made by Continental, will materially adversely affect Continental’s financial condition if an alternative transaction is not concluded; (iii) the closing of the Arrangement is subject to a number of conditions, including without limitation the receipt of Securityholder approval, Court approval and the PRC Approvals. Shareholders should carefully review the risk factors set forth under “Risk Factors” in this Circular.

  Canadian Federal Income Tax Consideration for Holders of Common Shares

  A Canadian resident who holds Common Shares as capital property and participates in the Arrangement generally will realize a capital gain (or capital loss) for Canadian federal income tax purposes equal to the amount by which the cash received for those shares under the Arrangement exceeds (or is exceeded by) their adjusted cost base to the holder and the holder’s reasonable costs of disposition. A non-resident who holds Common Shares as capital property and participates in the Arrangement generally will not have any liability for Canadian federal income tax in respect of any capital gain that the holder realizes on the disposition of those shares under the Arrangement unless the shares are “taxable Canadian property” of the holder. See “Certain Canadian Federal Income Tax Considerations”, which qualifies this summary in its entirety.

  Canadian Federal Income Tax Consideration for Holders of Preferred Shares

  A Canadian resident who holds Preferred Shares as capital property and participates in the Arrangement generally will realize a capital gain (or capital loss) for Canadian federal income tax purposes equal to the amount by which the fair market value of the Taseko Shares received for those Preferred Shares under the Arrangement exceeds (or is exceeded by) their adjusted cost base to the holder and the holder’s reasonable costs of disposition.

  A non-resident (including a holder who may otherwise be a Canadian resident but who fails to make a Residency Declaration on a timely basis) who realizes a capital gain on this basis on the disposition of Preferred Shares in exchange for Taseko Shares under the Arrangement will be subject to withholding and compliance procedures imposed on behalf of Newco. All such non-resident holders of Preferred Shares are urged to consult with their own tax advisors well in advance of the Effective Date with respect to these procedures and related compliance, including the application for a clearance certificate under s. 116 of the Income Tax Act (Canada) on a timely basis. See “Certain Canadian Federal Income Tax Considerations”, which qualifies this summary in its entirety.

  United States Federal Income Tax Considerations

  Subject to the PFIC rules discussed in “Certain United States Federal Income Tax Considerations” below:

  A U.S. Holder (including a dissenting U.S. Holder receiving only cash for its Common Shares pursuant to Dissent Rights) generally will recognize capital gain or loss upon the sale of Common Shares pursuant to the Arrangement in an amount equal to the difference between the amount of cash received and such U.S. Holder’s tax basis in such Common Shares sold. Such gain or loss will be long-term capital gain or loss if, at the time of the Arrangement, the U.S. Holder’s holding period for the Common Shares is more than one year.

  A U.S. Holder will generally recognize capital gain or loss upon the exchange of Preferred Shares for Taseko Shares in an amount equal to the difference between the fair market value of the Taseko Shares received and such U.S. Holder’s tax basis in the Preferred Shares exchanged. Such gain or loss will be long-term capital gain or loss if, at the time of the Arrangement, the U.S.
  Holder’s holding period for the Preferred Shares is more than one year. The U.S. Holder will have an adjusted tax basis in the Taseko Shares received in the exchange equal to their fair market value on the date of the Arrangement. The U.S. Holder’s holding period for the Taseko Shares will begin on the date of the Arrangement.

  As a result of Continental’s likely status as a PFIC, special adverse consequences may apply to U.S. Holders of Common Shares and Preferred Shares, depending in part on whether they have made certain elections with respect to their Common Shares or their Preferred Shares. See “Certain United States Federal Income Tax Considerations.”

  CONTINENTAL MINERALS CORPORATION
  1020-800 West Pender Street
  Vancouver, British Columbia
  V6C 2V6

  GENERAL PROXY INFORMATION

  Continental management is using this Circular to solicit proxies from Shareholders for use at the Meeting to be held at Friday, February 18, 2011 at 2 p.m. (Vancouver time) at the Metropolitan Hotel, Cristal Room, 645 Howe Street, Vancouver, British Columbia.

  Solicitation of Proxies from Holders of Common Shares and Preferred Shares

  It is expected that proxies will be solicited primarily by mail, but proxies may also be solicited personally, by telephone or through electronic means (including via the internet, e-mail or facsimile) by Continental’s proxy solicitation agent, Laurel Hill Advisory Group, as well as by directors, officers and employees of Continental. Continental has arranged for brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares and Preferred Shares held of record by such persons, and Continental may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. Laurel Hill Advisory Group will be paid a fee of approximately $60,000 for proxy solicitation services provided to Continental. The total cost of soliciting proxies in connection with the Meeting will be borne by Continental. No person is authorized to give any information or to make any representations other than as contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by Continental.

  Appointment of Proxyholders

  The individuals named in the accompanying proxy forms - green for Common Shares and for Options (not needed where an Optionholder has signed an Optionholder Agreement) and pink for Preferred Shares are the Chairman of the Continental Board and the Secretary of Continental. Each Securityholder entitled to vote at the Meeting has the right to appoint a person other than either individual named in the proxy, who need not be a Securityholder, to attend and act for and on behalf of the Securityholder at the Meeting. A Securityholder may exercise this right either by inserting the name of that other person in the blank space provided in the proxy or by completing and delivering another suitable form of proxy. Securityholders who require assistance in completing their proxy or proxies should contact Laurel Hill Advisory Group at North American toll-free 1-877-304-0211 or collect 416-304-0211.

  Voting by Proxyholders

  The individuals named in the proxies will vote the Common Shares, Options or Preferred Shares represented thereby in accordance with the instructions of the Securityholder on any ballot that may be called for. The proxy confers discretionary authority on the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

  The individuals named in the proxies will vote the Common Shares and Options (green proxy), and the Preferred Shares (pink proxy) FOR the approval of the Arrangement Resolution if no choice is specified.

  Registered Holders

  Registered Holders may wish to vote by proxy whether or not they attend the Meeting in person. Registered Holders who choose to submit a proxy may do so by any of the following options:

(a)

  competing, dating and signing the enclosed green proxy (Common Shares and Options), pink proxy, (Preferred Shares), or some other form of power or proxy acceptable to Continental and returning it to Computershare by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9; or

(b)

  using a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number and the holder’s 15 digit control number; or

(c)

  using the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s 15 digit control number;

  in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment or postponement thereof at which the proxy is to be used. If you vote by telephone, you cannot appoint anyone other than the proxyholders named on your proxy form as your proxyholder.

  Beneficial Shareholders

  The following information is of significant importance to shareholders who do not hold Common Shares or Preferred Shares directly in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of Continental as the registered holders of Common Shares or Preferred Shares) or as set out in the following disclosure. All Optionholders are directly registered on the books of the Company.

  If Common Shares or Preferred Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares or Preferred Shares will not be registered in the shareholder’s name on the records of Continental. Such Common Shares or Preferred Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares or Preferred Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

  Intermediaries are legally required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

  There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).

  Continental is taking advantage of the provisions of National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” that permit it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scan-able Voting Instruction Form (“VIF”) from our transfer agent, Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

  These securityholder materials are being sent to both registered and non-registered owners of the securities of Continental. If you are a non-registered owner, and Continental or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

  By choosing to send these materials to you directly, Continental (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

  Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares or Preferred Shares are voted at the Meeting. The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by Continental. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares or Preferred Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by Continental. The VIF will name the same persons as Continental’s Proxy to represent your Common Shares or Preferred Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of Continental), other than any of the persons designated in the VIF, to represent your Common Shares or Preferred Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares or Preferred Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares or Preferred Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares or Preferred Shares at the Meeting.

  Revocation of Proxies

  In addition to revocation in any other manner permitted by law, a Shareholder or Optionholder who has given a proxy may revoke it by:

(a)

  executing a proxy (green for Common Shares and Options and pink for Preferred Shares) bearing a later date or by executing a valid notice of revocation, in either case executed by the Shareholder or the Shareholder’s authorized attorney in writing or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date or the notice of revocation to Computershare at the 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or the registered office of Continental at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time before 2:00 p.m. (Vancouver time) on February 16, 2011 or, if the Meeting is adjourned or postponed, the last business day before any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or

(b)

  in the case of Registered Shareholders and Optionholders (except those who sign the Optionholder Agreement), personally attending the Meeting and advising the scrutineer of the revocation and then voting such Registered Shareholder’s Common Shares or Preferred Shares.

  A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

  Interest of Certain Persons or Companies in Matters to be Acted Upon; Support Agreements

  No director or executive officer of Continental, nor any person who has held such a position since the beginning of Continental’s last completed financial year, nor any associate or affiliate of any of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than as set out in “The Arrangement — Interests of Directors and Executive Officers of Continental in the Arrangement” in this Circular. All directors and executive officers will be treated identically to all other Securityholders in connection with the Arrangement.

  It was a condition of Jinchuan Group to enter the Arrangement Agreement that all of the directors and officers of Continental agree in writing to support the Arrangement and to vote all of their Common Shares, Preferred Shares and Options in favour of it. Directors and executive officers of Continental have also agreed to not sell their Shares unless and until the Arrangement Agreement is terminated. Directors and executive officers of Continental hold an aggregate of 6.8% of the outstanding Common Shares, 67.3% of the outstanding Options and 5.1% of the outstanding Preferred Shares. In addition to such directors and executive officers, Taseko holds an aggregate of 2.9% of the outstanding Common Shares and Zijin holds in the aggregate a further 13.7% of the Common Shares. Each of Taseko and Zijin have also agreed to support the Arrangement.

  Record Date and Quorum

  The Record Date for determining persons entitled to receive notice of and vote at the Meeting is January 14, 2011. Only Shareholders or Optionholders who were holders of record at the close of business (Vancouver time) on January 14, 2011 are entitled to receive notice and vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular.

  Voting Securities, Principal Holders of Voting Securities and Support Agreements

  As of January 17, 2011, there were 154,597,127 Common Shares issued and outstanding, each carrying the right to one vote. Except as described herein, no group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. Also as of January 17, 2011, there were Options outstanding to purchase an aggregate of 11,066,000 Common Shares (7,450,000 of which options are held by the directors and officers of Continental) at an average exercise price of $1.49 per Common Share and expiring on dates from February 28, 2011 to July 28, 2014. Each Option will be entitled to one vote at the Meeting and the Options will vote together with the Common Shares as a single class.

  There were 12,483,916 Preferred Shares issued and outstanding as at December 31, 2010. Pursuant to the Interim Order, each Preferred Share will be entitled to one vote at the Meeting and the Preferred Shares will vote as a separate class.

  To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares and Options carrying more than 10% of the voting rights attached to all outstanding Common Shares and Options of the Company as at January 17, 2011 are:

		% of Issued Common
	Number of Common Shares and	Shares and Options
Shareholder Name	Options Held(1)(2)	(fully diluted)(3)
Jinchuan Group Ltd.	18,000,000	10.9%
Zijin Mining Group Co., Ltd.	21,121,495	12.7%
  (1)Information as to shareholders was supplied by the Shareholders.
  (2)No Options have been issued to these shareholders.
  (3)Calculated on the basis of 154,597,127 Common Shares and Options to purchase 11,066,000 Common Shares being outstanding as at January 17, 2011. Zijin has executed a Support Agreement and agreed to vote in favour of the Arrangement Resolution.

  To the knowledge of the directors and executive officers of the Company, the only person or corporation that beneficially own, directly or indirectly, or exercised control or direction over, Preferred Shares carrying more than 10% of the voting rights attached to all outstanding Preferred Shares of the Company as at January 17, 2011 is:

Shareholder Name	Number of Preferred Shares (1)	% of Issued Preferred Shares
Ross Smith Capital Group LLP	1,415,100	11.3%
  (1)Information supplied by the shareholder, which has agreed to support the arrangement and has executed a Support Agreement.

  The directors and officers of Continental, and certain other shareholders have entered into agreements with Jinchuan Group to support and vote in favour of the Arrangement. Shareholders signing support agreements represent 23.4% of the outstanding Common Shares and Options and 20.4% of the outstanding Preferred Shares. The Common Shares held by Jinchuan Group will not be voted at the Meeting on the Arrangement Resolution when a disinterested shareholder vote is taken.

  BACKGROUND TO THE ARRANGEMENT

  The Arrangement Agreement is the result of arm’s length negotiations between representatives of Continental and Jinchuan Group and discussions amongst their respective legal and financial advisors. The following is a summary of the background to the execution of the Arrangement Agreement.

  History of Continental’s Relationship with Jinchuan Group

  In mid-late 2006, the Company approached a number of Chinese mining and smelting groups with a view to increasing Chinese participation in the Xietongmen Project intending that that be accomplished through increased Chinese shareholdings in Continental and/or co-operation agreements. After extensive negotiations, Jinchuan Group was selected based on several factors including its experience, smelting capacity, geographic location, financial resources, and regulatory experience. Jinchuan Group is a wholly state-owned enterprise in the PRC. Jinchuan Group committed to assist the Company in the permitting, financing and development of the Xietongmen Project. The negotiations with Jinchuan Group resulted in the signing of a co-operation framework agreement in February 2007 (the “Framework Agreement”). That agreement contemplated a number of interrelated areas of co-operation including: (i) that Jinchuan Group would purchase future ore concentrates from Xietongmen by way of an off-take purchase agreement; (ii) Jinchuan Group would invest in Continental by way of a private placement of Common Shares and Common Share purchase warrants (“Warrants”) as described below; (iii) Jinchuan Group would commit to provide assistance with project financing, technical assistance, permitting, as well as engineering and personnel support.

  The Framework Agreement provided for the investment by Jinchuan Group in 10,000,000 Continental equity units (“Units”) at $1.80 per Unit for aggregate gross proceeds of $18,000,000. Each Unit consisted of one Common Share and one Warrant was exercisable for 0.8 Common Share at an exercise price of $2.25 per share. Following the signing of the Framework Agreement, Jinchuan Group became an 8.3% shareholder in the Company. Wang Fuyu, a senior executive of Jinchuan Group, was appointed to the Continental Board. Upon exercise of the Warrants in November, 2007, Jinchuan Group acquired an additional 8,000,000 Common Shares for aggregate proceeds of $18,000,000 and became the Company’s largest shareholder with a then 13.9 % interest.

  In October 2008, Jinchuan Group encouraged the Company to give Jinchuan Group a greater role in development of the Xietongmen Project. The Company made a proposal to Jinchuan Group in November 2008 that involved Jinchuan Group having a greater equity interest and a joint management role in the Project, which proposal Jinchuan Group did not accept.

  At a meeting of the Continental Board held on April 24, 2009 to discuss amongst other things, a potential equity financing, Jinchuan Group expressed their interest to the Continental Board that the Jinchuan Group acquire Continental by purchasing all of its outstanding Common Shares at an indicative price of $1.05. Following receipt of the initial Jinchuan Group proposal, the Continental Board established the Special Committee in order to review the proposal and recommend a course of action to the Continental Board. The members of Special Committee are Gord Fretwell (Chair), Rene Carrier and Robert A. Dickinson, each of whom is independent within the meaning of applicable securities laws. The Special Committee appointed McCarthy Tétrault LLP as independent counsel to assist the Committee.

  On May 18, 2009, the Special Committee retained BMO, an independent financial advisor, to assist in reviewing the offer. In May 2009 the Company sent a response to Jinchuan Group advising that the Company had appointed a Special Committee to review the proposal. BMO prepared a list of potential alternative acquirors for review by the Special Committee. A second letter was sent to Jinchuan Group in May 2009 requesting a meeting in Beijing to discuss the proposal and the parties executed a confidentiality agreement that allowed Jinchuan Group access to the Company’s electronic data room.

  In June 2009, the Company provided Jinchuan Group’s financial advisor with a technical overview of the Xietongmen Property which included an economic analysis prepared with the assistance of BMO. Such analysis was indicative in nature and was prepared solely to assist in Continental’s negotiations with Jinchuan Group. Such analysis made a case for a net asset value of Continental well in excess of $2.60 per share and did not constitute an appraisal or valuation of Continental.

  After Jinchuan Group’s chief executive officer undertook a Xietongmen site visit, the Company sent a letter dated June 19, 2009 to Jinchuan Group advising that the indicative offer made in April 2009 was below the then market price and did not represent fair value for the assets of the Company. The letter added that in the absence of any progress in discussions the Company would proceed with an equity financing. The Company, however, also requested a meeting with Jinchuan Group in Beijing in July 2009 to continue discussions on a possible acquisition transaction.

  On July 8, 2009, the Company and a BMO representative met with Jinchuan Group and its advisors in Beijing to further possible acquisition discussions which meeting was followed later that day by separate meetings between the Chairmen of Continental and Jinchuan Group. Other meetings of advisors of both sides occurred around this time. As well, BMO discussed with Jinchuan Group’s financial advisor analyses of the Xietongmen Project however, the parties were still far apart on value and price.

  In a letter dated July 21, 2009, the Company advised Jinchuan Group that, due to the continued significant difference in perceptions of value, the Company had decided to terminate discussions regarding the April 24th proposal. In a letter dated July 27, 2009, Jinchuan Group requested that the Company reconsider its position. The Company responded that Jinchuan Group’s proposal had fallen below the then current market and, as a consequence, that the Company was unwilling to discuss the matter any further unless the offer was substantially increased. The Company then urged co-operation between Jinchuan Group and the Company in accordance with the terms and spirit of the Framework Agreement to move the Xietongmen Project forward.

  On May 17, 2010, representatives of the Company met with Jinchuan Group’s financial advisor and on May 18, 2010 Jinchuan Group sent a letter to the Company with a non-binding proposal to buy all of the issued and outstanding Common Shares with an indicative price of between $2.40 and $2.60 per common share, a price that represented a substantial increase to its previous offer in 2009. The Special Committee was reconvened following receipt by the Company of the May 17 letter.

  On May 27, 2010, the Special Committee met with members of Continental management, its independent counsel and BMO to discuss the May 2010 proposal and to make a recommendation to the Continental Board. Following a thorough discussion of the May 18 letter, the current investment environment and the options available to the Company, the Special Committee recommended to management that the Company advise Jinchuan Group that that proposal would need to be increased somewhat in order for Continental to enter into exclusive discussions with Jinchuan Group. The Company provided that response to Jinchuan Group in a letter dated May 28, 2009, which also inquired as to whether Jinchuan Group already had in-hand the required PRC approvals to complete the offer.

  Jinchuan Group responded in a letter dated June 1, 2010 that discussions had been held with appropriate regulatory authorities in PRC and that such regulatory authorities had indicated their preliminary support. The Special Committee met to discuss the June 1 letter on June 7, 2010. Following a discussion with management of the Company and its independent counsel about June 1 letter and the current investment environment and potential alternative transactions, the Special Committee recommended that the Company propose that the parties enter into exclusive discussions. The Company advised Jinchuan Group in a letter dated June 11, 2010 that the Company was willing to proceed with exclusive or non-exclusive discussions regarding the June 1 letter. On June 16, 2010, the parties executed a new confidentiality agreement and Jinchuan Group was granted access to the Company’s data room. On June 28, 2010, BMO met with Jinchuan Group’s financial advisor to discuss their valuations of the Company and the Xietongmen Project. Continental and its advisors and Jinchuan Group’s financial advisors continued to discuss the terms of a potential transaction throughout July 2010.

  On August 10, 2010, Jinchuan Group tabled a draft Letter Agreement reflecting a revised offer at the top of the range in the May 17 letter for all of the outstanding Common Shares. The draft Letter Agreement proposed a $2.60 per share price and also agreed to Continental making a pre-completion dividend payment on all of the Common Shares as part of the proposed acquisition transaction which could in effect boost the price by up to a further approximately $0.10 per Common Share. The Special Committee met on August 10 and 11, 2010 to discuss the revised proposal and make a recommendation to the Continental Board with respect to the proposed revisions to the Letter Agreement. Between August 11, 2010 and September 14, 2010, the Company and Jinchuan Group continued to negotiate the terms and conditions of the Letter Agreement and on September 14, 2010, the Special Committee met to discuss it. At that meeting the Special Committee recommended that the Continental Board approve it. Based in part on the recommendation of the Special Committee and the other factors discussed elsewhere herein, the Continental Board approved the Letter Agreement and the parties signed it and issued a joint press release on September 17, 2010. Prior to final meetings of the Special Committee and the Board, BMO’s views were canvassed.

  From September 17, 2010 to December 16, 2010, Continental and Jinchuan Group negotiated the terms of definitive Arrangement Agreement. The Continental Board determined that the Arrangement Agreement and the Arrangement were fair to Securityholders and resolved on December 17, 2010 to execute the agreement and to recommend that Securityholders vote in favour of the Arrangement. In determining whether to approve the Arrangement, the Continental Board considered, among other things, the advice received from legal counsel to the Company and the Special Committee, the views of BMO about the fairness, from a financial point of view of the consideration to be received by holders of Common Shares (other than the Acquiror and its affiliates) in connection with the Arrangement, other discussions that Continental and its financial advisors had had with other potential interested parties and the other factors described herein. The Continental Board also took into account the potential effects of the Arrangement on Continental’s business and in doing so took into account the implications of the Arrangement for other stakeholders including the employees of Continental. (See “Reasons for Recommending the Arrangement”)

  History of the Preferred Shares and Gibraltar Preferred Shares

  In 2001, Gibraltar, a wholly-owned subsidiary of Taseko, issued the Gibraltar Preferred Shares to Continental as consideration for Continental selling the Harmony Project, an undeveloped gold deposit in the Queen Charlotte Islands, British Columbia (now known as Haida Gwaii), to Gibraltar. Continental issued to its holders of Common Shares the same number of Preferred Shares (12,483,916) as the number of Gibraltar Preferred Shares that had been issued to Continental.

  The Gibraltar Preferred Shares are redeemable, non-dividend paying and non-voting except in certain circumstances. Gibraltar is obliged to redeem the shares on the sale of all or substantially all of, or upon the commencement of commercial production at, the Harmony Project (an “HP Realization Event”), or in any event by October 16, 2011. Upon the occurrence of a HP Realization Event, Gibraltar must redeem the Gibraltar Preferred Shares by distributing to Continental that number of Taseko Shares equal to the proceeds of the “realization event” (generally a sale or commencement of commercial mining) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. The HP Realization Event also triggers the redemption of the Preferred Shares by Continental and the distribution of the Taseko Shares to the former holders of Preferred Shares. As of the date of this Circular, the deemed price per Taseko Share for the purposes of an obligatory redemption based on an HP Realization Event occurring is $5.89, meaning the HP Realization Event would have to be a sale transaction (there is no prospect of a mine by October, 2011) which would yield more than $37 million by October, 2011 in order for the number of Taseko Shares issuable on redemption of the Preferred Shares to exceed the 6,277,000 Taseko Shares issuable under the Plan of Arrangement. If there is no HP Realization Event prior to October 16, 2011, the terms of Gibraltar Preferred Shares provide that they are to be redeemed by Gibraltar for $62,770,000 divided by that number of Taseko Shares valued at the greater of $10.00 and the weighted average trading price of Taseko Shares for the immediately preceding 20 trading days.

  After discussions with Taseko, Continental’s management does not believe there is any realistic likelihood of an HP Realization Event occurring before October 16, 2011. Messrs Ron Thiessen, Scott Cousens and Bob Dickinson who are directors of Continental, also serve on Taseko’s board. The full text of the rights and restrictions applicable to the Gibraltar Preferred Shares and the Continental Preferred Shares were filed at www.sedar.com on October 13, 2010 and on December 23, 2010. In the event the Arrangement is completed, Continental will transfer its 12,483,916 Gibraltar Preferred Shares to Taseko in exchange for 6,277,000 Taseko Shares. These shares will then be used by Continental (through Newco) to exchange them for the Continental Preferred Shares on the basis of 0.5028 Taseko Share for each such Preferred Share.

  THE ARRANGEMENT

  The Arrangement will be carried out by way of the Plan of Arrangement pursuant to the Arrangement Agreement. A summary of the principal terms of the Arrangement Agreement and Plan of Arrangement is provided in this section. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Continental on SEDAR at www.sedar.com, and the Plan of Arrangement, a copy of which is appended hereto as Appendix B.

  Parties to the Arrangement

  Continental is a mineral exploration and development company whose principal asset is the Xietongmen Project in Tibet Autonomous Region, PRC. Continental Common Shares and Preferred Shares trade on the TSXV under the symbol “KMK” and “KMK.PR.A” respectively. The Common Shares also trade through the facilities of the OTC BB in the United States under the symbol KMKCF.

  Jinchuan Group is a large integrated non-ferrous metallurgical and chemical engineering enterprise engaged in mining, concentrating, metallurgy and chemical engineering. It produces nickel, copper, cobalt, rare and precious metals and also some chemical products such as sulfuric acid, caustic soda, liquid chlorine, hydrochloric acid and sodium sulfite, together with some further processed nonferrous metals products. The output of nickel and platinum group metals respectively accounts for more than 90% of the total in the PRC. Jinchuan Group is the largest producer of nickel-cobalt in the PRC.

  Jinchuan Group is a company incorporated under the laws of the PRC. The head office of Jinchuan Group is located in Jinchang, Gansu Province, PRC. The Acquiror, a wholly-owned subsidiary of Jinchuan Group, was recently incorporated under the BCBCA and has not carried on any material business other than in connection with matters directly related to the Arrangement. The registered office of the Acquiror is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

  Summary of the Arrangement Steps

  The Arrangement is to be carried out by way of the Plan of Arrangement pursuant to the terms of the Arrangement Agreement and the statutory requirements of the BCBCA. At the Effective Time of the Arrangement the following will be deemed to occur in the following sequence but for practical purposes will be implemented all at once:

    the Continental Board will declare the Arrangement Dividend to be paid to holders of Common Shares on the Arrangement Dividend Record Date and to holders of the Common Shares issued pursuant to the exercise of Options in accordance with the Optionholder Agreement;

    each outstanding Preferred Share will be exchanged for 0.5028 Taseko Shares which will be paid starting immediately after the Effective Time against delivery of certificates for the Preferred Shares to the Depositary together with the duly completed and executed letter of transmittal and such other documents required by the letter of transmittal;

    each Common Share outstanding at the Effective Time (other than Common Shares held by Shareholders who validly exercise their Dissent Rights) will be acquired by the Acquiror for $2.60 per share which Purchase Price will be paid starting immediately after the Effective Time against delivery of certificates for the Common Shares to the Depositary, together with the duly completed and executed letter of transmittal and such other documents required by the letter of transmittal; and

    holders of any unexercised In-the-Money Options, meaning those who have neither already exercised their Options or signed the Optionholder Agreement, if any, will receive a cash payment equal to the applicable In-the-Money Amount for each such Option held.

  All the foregoing exchanges, dividends and payments will be made subject to any applicable deductions and withholdings. On completion of the Arrangement, Continental will become a wholly-owned subsidiary of the Acquiror. The Common Shares and Preferred Shares will be delisted from the TSXV and the Common Shares will be delisted from the OTC BB and Continental will take steps to cease being a reporting issuer in all jurisdictions in Canada and in the United States where it currently has reporting issuer or equivalent obligations.

  Effect of the Arrangement

  Continental is currently a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Ontario, Québec, and Nova Scotia and the Common Shares are currently registered under section 12(g) of the U.S. Exchange Act. There are fewer than 300 beneficial holders of Preferred Shares and, as a result, no registration of that class is required under the U.S. Exchange Act. The Common Shares and Preferred Shares trade on the TSXV and the Common Shares also trade on the OTC BB. On completion of the Arrangement, Continental will become a wholly-owned subsidiary of the Acquiror and all directors currently appointed to the Continental Board, other than the Jinchuan Group representative, will resign. Continental expects that immediately following the Effective Date, the Common Shares and Preferred Shares will be delisted from the TSXV. Continental will seek to be deemed to have ceased to be a reporting issuer in those jurisdictions in Canada in which it currently has reporting issuer or equivalent status, will seek to deregister the Common Shares under the U.S. Exchange Act and will cease to be required to file reports with the SEC or continuous disclosure documents with Canadian securities regulators. The Common Shares will cease to be eligible for quotation on the OTC BB upon deregistration of that class of securities under the U.S. Exchange Act.

  Agreement in Respect of the Preferred Shares and Taseko Shares

  Taseko, Gibraltar and Continental have entered into the Taseko Agreement in order to facilitate the exchange of the Preferred Shares for Taseko Shares pursuant to the Arrangement. The Taseko Agreement provides that Continental will transfer its 12,483,916 Gibraltar Preferred Shares to Taseko in exchange for 6,277,000 Taseko Shares. Continental will then transfer such Taseko Shares to its wholly-owned subsidiary Newco, which in turn will exchange such Taseko Shares for Preferred Shares under the Arrangement on the basis of 0.5028 Taseko Share for each Preferred Share. The Taseko Agreement is filed at www.sedar.com.

  Information on Taseko and the Taseko Shares

  Holders of Preferred Shares are, along with this Information Circular, being provided with an information supplement describing the business of Taseko and the rights attached to the Taseko Shares. This information supplement is incorporated by reference into and forms part of this Information Circular. Further information on Taseko can be found on SEDAR at www.sedar.com.

  Arrangement Dividend

  At the Effective Time, Continental intends to declare the Arrangement Dividend and upon completion of the Arrangement the amount of the declared dividend less any applicable tax deductions and withholdings will be payable to (a) holders of Common Shares on the Arrangement Dividend Record Date and (b) holders of Common Shares issued on the exercise of the Options at the Effective Time (which will include all Optionholders who have executed an Optionholder Agreement). The Arrangement Agreement provides that Continental may pay the Arrangement Dividend as part of the Arrangement, provided that Continental has an adjusted working capital balance of $8 million as of November 30, 2010 subject to agreed expenditures to the Effective Date. This adjusted working capital amount will be determined by calculating (a) the sum of Continental’s current assets as at November 30, 2010 and the proceeds of all Options exercised as part of the Plan of Arrangement less (b) the sum of certain of Continental’s current liabilities as at November 30, 2010, Arrangement transaction costs and the amount of the Arrangement Dividend.

  Required Securityholder Approval

  At the Meeting, Securityholders will be asked to consider and, if thought fit, pass the Arrangement Resolution, substantially in the form set out in Appendix A to this Circular. The approval of the Arrangement Resolution will require the affirmative vote of (a) at least two-thirds of the votes cast, in person or by proxy at the Meeting, by holders of Common Shares and Options (including shares or options held Jinchuan Group, the Acquiror and their related parties), voting together as a single class, (b) two-thirds of votes cast, in person or by proxy, at the Meeting by holders of Preferred Shares, voting as a separate class and (c) a simple majority of the votes cast, in person or by proxy, at the Meeting by holders of Common Shares (excluding the 18,000,000 shares held by Jinchuan Group, the Acquiror and their related parties). Each Common Share, Preferred Share and Option will entitle its holder to one vote. See “Regulatory Matters”.

  Fairness Opinion

  The Special Committee received an opinion from BMO, which concluded that, as of the date of the opinion and subject to the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken set out therein, the consideration to be received by the holders of Common Shares (other than the Acquiror and its affiliates) pursuant to the Arrangement is fair from a financial point of view to such holders of Common Shares.

  BMO is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading investment research and investment management. BMO has been a financial advisor in a significant number of transactions throughout North America involving public and private companies, income funds and royalty trusts in various industry sectors and has extensive experience in preparing fairness opinions. The Fairness Opinion represents the opinion of BMO, the form and content of which have been approved for release by a committee of its officers, who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital market matters.

  BMO and the Special Committee began discussions regarding a potential advisory assignment in early May 2009. BMO was formally engaged by the Special Committee pursuant to an agreement dated May 18, 2009. Under the terms of the Engagement Agreement, BMO Capital Markets agreed to provide the Special Committee with various advisory services in connection with the Arrangement including, among other things, the provision of the Fairness Opinion.

  BMO will receive a fee for rendering the Fairness Opinion. BMO will also receive certain fees for its advisory services to the Special Committee, a substantial portion of which is contingent upon the successful completion of the Arrangement, Continental has also agreed to reimburse BMO for its reasonable out-of-pocket expenses and to indemnify BMO against certain liabilities that might arise out of its engagement.

  BMO acts as a trader and dealer both as principal and agent, in major financial markets and, as such, may have or have had positions in the securities of Continental or one or more of its associates or affiliates, or in one or more public entities in which the Jinchuan Group has made investments, and from time to time, may have executed or may execute transactions on behalf of one or more of such persons for which BMO received or may receive compensation. As an investment dealer, BMO conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Continental, one or more of the associates or affiliates of Continental, one or more public entities in which the Jinchuan Group has made investments or the Arrangement.

  The full text of the Fairness Opinion which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by BMO in rendering the Fairness Opinion, is attached as Appendix “F” to this Circular. The preparation of the Fairness Opinion is a complex process and is not necessarily amenable to being analyzed in part or summarized. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by BMO, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Fairness Opinion.

  The Fairness Opinion was prepared solely for the benefit of and use by the Special Committee in its consideration of the Arrangement and only addresses the fairness, from a financial point of view of the consideration to be received by holders of Common Shares (other than the Acquiror and its affiliates) under the Arrangement. The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date thereof and the conditions and prospects, financial and otherwise, of Continental as they are reflected in the financial and other information, data, advice, opinions, representations and other material obtained by BMO from public sources or provided to BMO by or on behalf of Continental or otherwise in connection with its engagement and as they have been represented to BMO in discussions with management of Continental and its representatives. In BMO’s analyses and in preparing the Fairness Opinion, BMO made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Arrangement. The Fairness Opinion does not constitute a recommendation of BMO as to how any Securityholder should vote or act on any matter relating to the Arrangement.

  The summary of the Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of that opinion. Holders of Common Shares are urged to read the Fairness Opinion carefully and in its entirety.

  Recommendation of the Continental Board

  The Continental Board (with the exception of one director who is a nominee of Jinchuan Group and abstained from voting) unanimously determined that the Arrangement is fair to Securityholders and unanimously recommends (Jinchuan Group’s nominee director Mr. Ma abstaining) that Securityholders vote FOR the Arrangement Resolution.

  Reasons for Recommending the Arrangement

  In reaching its decision to approve the Arrangement Agreement and to recommend that Securityholders vote for the Arrangement Resolution, the Continental Board consulted with management of the Company and obtained advice from its financial and legal advisors. In addition, the Continental Board appointed the Special Committee to evaluate strategic alternatives, including the Arrangement and management’s views on the business of Continental going forward. The Continental Board carefully considered all aspects of the Arrangement Agreement and the Arrangement including, with the assistance of BMO, rationales and methodologies to value Continental and its Securities. The Continental Board considered a number of factors in concluding that the Arrangement is in the best interests of the Securityholders, including, among others, the following:

    Significant Premium to Holders of Common Shares. The consideration offered to holders of Common Shares under the Arrangement represents a premium of:

      18% based on the volume-weighted average price of Common Shares on the TSXV over the 30 trading days preceding the announcement of the Letter Agreement;

      13% based on the closing price of the Common Shares on the TSXV on September 14, 2010, the last trading day preceding the announcement of the Letter Agreement;

    Early Receipt of Likely Maximum Taseko Shares for Holders of Preferred Shares. Under their terms, the Preferred Shares would otherwise be redeemable on October 16, 2011 for Taseko Shares and the maximum number of Taseko Shares which would be received by holders of Preferred Shares would not exceed 6,277,000 Taseko Shares unless the Harmony Project were disposed of for more than approximately $37 million by that date. Continentals’ management believes, based on discussion with Taseko, that it is very unlikely that the Preferred Shares would be redeemed for more than 6,277,000 Taseko Shares by October 16, 2011. Messrs Thiessen, Cousens and Dickinson serve on the boards of both Continental and Taseko. If the Taseko Shares were to trade at more than $10 per share at October 16, 2011, the aggregate number of Taseko Shares which would then be received by holders of Preferred Shares would be reduced from the 6,277,000 Taseko Shares (assuming no sale of the Harmony Project would have occurred by then). Therefore the Arrangement provides that holders of Preferred Shares will receive the maximum number of Taseko Shares they would in any foreseeable event be entitled to receive upon redemption of the Preferred Shares on October 16, 2011 and the holders of Preferred Shares will receive such Taseko Shares approximately eight months earlier than otherwise.

      Strategic Review Process. The Arrangement is the result of a strategic review process conducted by the Company over an approximately 17-month period. The Continental Board considered numerous alternatives for financing the Xietongmen Project and potential alternative transactions. One conditional expression of interest from Zijin was agreed to in principle, subject to due diligence and the approval of Chinese regulatory authorities, which would have resulted in an acquisition of Continental by Zijin for a proposed purchase price within ten percent of the Purchase Price agreed by Jinchuan Group. The directors concluded that that expression of interest was not capable of completion as Chinese regulatory authorities indicated they would not support it. No other substantial proposals or expressions of interest were received. Since the Letter Agreement was announced on September 17, 2010, Continental has not received any other Acquisition Proposals.

      Certainty of Value and Liquidity. The consideration to be received by holders of Common Shares and Options is payable in cash, alleviating risks related to uncertainty of value and liquidity that may have arisen under other possible transaction structures. Holders of Preferred Shares will receive Taseko Shares, which will not be subject to any trading restrictions, and those shares are expected to have more liquidity than the Preferred Shares.

      Arrangement Eliminates Xietongmen Permitting and other Mining Development Risks for Securityholders. Continental’s ability to successfully develop the Xietongmen Project is dependent upon receiving all required mining permits and licenses. The Arrangement eliminates both the uncertainty of the timing and likelihood of success of the mine permitting process for Securityholders in connection with the Xietongmen Project as well as subsequent development risks.

      Fairness Opinion of BMO. The Special Committee received an opinion from BMO, which concluded that, as of the date of the opinion and subject to the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken set out therein, the consideration to be received by the holders of Common Shares (other than the Acquiror and its affiliates) pursuant to the Arrangement is fair, from a financial point of view, to those Shareholders. The Fairness Opinion is attached as Appendix “F” to this Circular.
      The Continental Board recommends that you read the Fairness Opinion carefully and in its entirety. The Fairness Opinion does not constitute a recommendation of BMO as to how any Securityholder should vote or act on any matter relating to the Arrangement.

      Terms of the Arrangement Agreement. The Continental Board considered the terms and conditions of the Arrangement Agreement, including the following:

        Ability to Respond to Other Acquisition Proposals. Prior to the approval of the Arrangement by the Securityholders, the Continental Board is permitted to respond, in accordance with its fiduciary duties, to unsolicited bona fide alternative Acquisition Proposals and subject to payment of the Termination Payment, to terminate the Arrangement Agreement in order to accept an alternative Acquisition Proposal that is a Superior Proposal. The Continental Board has determined that the Termination Payment payable to Jinchuan Group in such circumstances is reasonable and not preclusive of other proposals.

        Limited Termination Rights. Jinchuan Group may terminate the Arrangement Agreement only in limited circumstances.

        Likelihood of Closing. The obligations of Jinchuan Group and the Acquiror are not subject to a financing condition or any unusual closing conditions.

        Restrictions on the Business of Continental. The restrictions on the conduct of Continental’s business prior to completion of the Arrangement are, in the judgment of the Continental Board, reasonable and the product of extensive negotiation between the parties.

      Required Securityholder and Court Approvals. The required approvals are protective of the rights of Securityholders:

        The Arrangement Resolution must be approved by (a) at least two-thirds of the votes cast at the Meeting by holders of Common Shares and Options, voting together as a single class, (b) at least two-thirds of votes cast at the Meeting by holders of Preferred Shares, voting as a single class, and (c) a simple majority of the votes cast at the Meeting by holders of Common Shares (excluding the 18,000,000 Common Shares held by Jinchuan Group, the Acquiror and their related parties); and

        The Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Securityholders.

      Dissent Rights. Registered Holders of Common Shares have the right to dissent in respect of the Arrangement and to have their Common Shares transferred to the Acquiror in consideration for a cash payment equal to the fair value of their Common Shares to be determined, if necessary, by a Court. The Continental Board concluded, and Continental therefore submitted to the Court for the Interim Order, that holders of Preferred Shares should not be entitled to dissent rights because they hold a fixed right security (fixed to the prospects for the Harmony Project and to Taseko Shares), and they do not participate in the risks and benefits of the Xietongmen Project, Continental’s principal asset, and the dissent provisions of the BCBCA do not require that Registered Holders of Preferred Shares be given the right to dissent.

    In the course of its deliberations, the Continental Board also identified and considered a number of other factors relating to the Arrangement, including, but not limited to:

      if Continental is required to pay the Termination Payment and an alternative transaction is not concluded, Continental’s financial condition will be materially adversely affected;

      if the Arrangement Agreement is terminated and the Continental Board decides to seek an alternative transaction, there is no assurance that it will be able to find a party willing to pay equivalent or greater value than the value to be paid by the Acquiror; and

      if the Arrangement is successfully completed, Continental will no longer exist as an independent public corporation and the holders of Common Shares and Options would lose the opportunity to participate in the longer term potential benefits of the business of Continental (appreciating that there is no certainty that those benefits would exceed those potential benefits reflected in the consideration to be received under the Arrangement).

    The foregoing discussion of the information and consideration of factors by the Continental Board is not intended to be exhaustive of their deliberations but rather summarizes the principal factors considered by the Continental Board in connection with the Arrangement. The Special Committee and the Continental Board did not find it practical to, and did not, attempt to quantify or otherwise assign any relative weight to each specific factor considered in reaching their conclusion and recommendation. The Board’s recommendation was made after consideration of the above factors and based on the Continental Board’s collective knowledge of the business, financial condition and prospects of Continental. The recommendation was also based in part upon the advice of financial and legal advisors to the Special Committee and the Continental Board. Individual members of the Continental Board may well have assigned different weights to different factors and the Continental Board understands that Securityholders will likely do the same thing.

          Intention of Directors

          Each member of the Special Committee and each member of the Continental Board has advised Continental that he intends to vote all of the Common Shares, Preferred Shares and Options held by him or her, if any, in favour of the Arrangement Resolution in accordance with the support agreement signed by each such director.

          Jinchuan Group Objectives

          Under SEC rules, Jinchuan Group and the Acquiror are deemed to be engaged in a “going private” transaction and may be required to express their reasons for entering into the Arrangement and their position as to the fairness of the Arrangement to Securityholders (other than Jinchuan Group and the Acquiror). Jinchuan Group and the Acquiror are making the statements included in this section solely for purposes of complying with the requirements of these rules. Neither Jinchuan Group nor the Acquiror believes that it has or has had any fiduciary duty to Continental or the Securityholders, including with respect to the Arrangement.

          Upon completion of the Arrangement, Jinchuan Group intends to further explore and develop the Xietongmen Project.

          Jinchuan Group and the Acquiror believe that the consideration payable under the Arrangement is fair to the Securityholders (other than Jinchuan Group). As discussed under “Background to the Arrangement”, Jinchuan Group initially approached Continental with an acquisition proposal in April 2009, and the terms of the Arrangement were the result of extensive negotiations between Jinchuan Group and Continental, during which Jinchuan Group progressively increased its offer price. The Purchase Price represents a significant premium to the market price of the Common Shares at the time of the announcement, and provides the maximum number of Taseko Shares the holders of the Preferred Shares would receive in any event foreseeable by Continental. In reaching this conclusion, Jinchuan Group and the Acquiror noted the conclusions in the Fairness Opinion delivered to the Special Committee, the recommendations of the Special Committee and the Board and the factors considered by, and the analyses and conclusions made by, the Special Committee and the Board and expressly adopted these factors, analyses and conclusions. See also “The Arrangement – Recommendation of the Board”. The views of Jinchuan Group and the Acquiror as to the fairness of the Arrangement should not be construed as a recommendation to any Securityholder as to how that Securityholder should vote on the proposal to approve the Arrangement.

          Source of Funding

          Pursuant to the terms of the Arrangement, Jinchuan Group and the Acquiror will pay an aggregate amount of approximately $384 million in cash to complete the Arrangement and acquire the Common Shares not already held by them (assuming all Options are exercised). Jinchuan Group will arrange for the funding of the purchase of the Common Shares and Options under the Arrangement by way of equity investment in the Acquiror and/or intercompany loans to the Acquiror. Jinchuan Group intends to use its cash resources to fund the purchase of the Common Shares and Options. Jinchuan Group has sufficient cash resources to fund the entire consideration payable for the purchase of the Common Shares and Options under the Arrangement.

          Jinchuan Group and the Acquiror reasonably believe the possibility to be remote that the Acquiror will be unable to pay for the Common Shares and Options under the Arrangement due to the unavailability of sources of funding, as Jinchuan Group itself will have sufficient funds to complete the purchase of the Common Shares and Options under the Arrangement. Consequently, as of this date, no specific financing plans or arrangements have been made. For cash management purposes, however, Jinchuan Group may also arrange other sources of funding, including bank financing, for a portion of the consideration payable to holders of the Common Shares and Options.

          The exchange of the Preferred Shares for Taseko Shares has been provided for under the Taseko Agreement.

          Effective Date of the Arrangement

          Following approval of the Arrangement Resolution by the Securityholders, Continental will apply to the Court for the Final Order permitting the Arrangement to be effected on or about February 21, 2011.

          If the Final Order is obtained on February 21, 2011 in form and substance satisfactory to Continental and Jinchuan Group, and all other conditions precedent set forth in the Arrangement Agreement are satisfied or waived, Continental currently expects the Effective Date will occur on or about March 1, 2011 and the Arrangement Dividend Record Date will be the immediately preceding business day.

          It is not possible, however, to specify exactly when the Effective Date will occur as the Effective Date could be delayed for a number of reasons, including a delay in obtaining applicable governmental and regulatory approvals or an objection before the Court at the hearing of the motion for the Final Order. If the Effective Date does not occur by the Termination Date, the Arrangement Agreement may be terminated. See “Risk Factors”.

          Mutual Conditions to Closing

          Each of Continental’s and Jinchuan Group’s obligations to complete the transactions contemplated by the Arrangement Agreement are subject to fulfillment or waiver of the following conditions at or before the Effective Time:

            the Arrangement Resolution shall have been approved by the Securityholders entitled to vote thereon at the Meeting in accordance with applicable laws and the Interim Order;

            the Interim Order and the Final Order shall each have been obtained in form and on terms satisfactory to each of Continental and Jinchuan Group, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Continental or Jinchuan Group, acting reasonably, on appeal or otherwise;

            there shall not be in force any law, and no governmental authority shall have issued any judgment, injunction, order or decree, restraining or prohibiting the completion of the transactions contemplated by the Arrangement Agreement;

            all required regulatory approvals shall have been obtained and shall be in full force and effect; and

            all other consents, waivers, permits, orders and approvals of any governmental entity, in connection with, or required to permit, the consummation of the Arrangement, the failure to obtain which or the non-expiry of which would constitute a breach of law, or would, individually or in the aggregate, have a Material Adverse Effect (on Continental) or a material adverse effect on Jinchuan Group after the Effective Time, shall have been obtained or received.

          Conditions to Closing in Favour of Continental

          In addition to the conditions described above under “Mutual Conditions to Closing”, the obligations of Continental to complete the transactions contemplated by the Arrangement Agreement are subject to fulfillment or waiver by Continental of additional conditions at or before the Effective Time, including the following:

            Jinchuan Group shall, to the extent applicable have satisfied its obligation to have placed transaction consideration payable to Securityholders under the Arrangement in its bank account in Canada or with the Depositary or Jinchuan Group’s legal counsel in Canada and shall have provided evidence of such compliance satisfactory to Continental, acting reasonably, at least 24 hours before the Meeting;

            Jinchuan Group and the Acquiror shall have complied in all material respects with their covenants in the Arrangement Agreement; and

            the representations and warranties made by Jinchuan Group and the Acquiror shall be true and correct in all material respects on the date of the Arrangement Agreement and as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date, which shall be true and correct as of such specified date), except where the failure of such representations and warranties to be true and correct does not adversely impact the ability of Jinchuan Group and the Acquiror to complete the Arrangement.

          Conditions to Closing in Favour of Jinchuan Group

          In addition to the conditions described above under “Mutual Conditions to Closing”, the obligations of Jinchuan Group and the Acquiror to complete the transactions contemplated by the Arrangement Agreement are subject to fulfillment or waiver by Jinchuan Group of additional conditions including the following at or before the Effective Time:

            Continental shall have complied in all material respects with its obligations and covenants in the Arrangement Agreement;

            the representations and warranties made by Continental in the Arrangement Agreement shall be true and correct in all respects on the date of the Arrangement Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect;

            from December 17, 2010 up to and including the Effective Date, there shall have been no Material Adverse Effect or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect or which would materially and adversely affect the ability of Continental to consummate the Arrangement;

            no law will have been enacted or deemed applicable by, or any suit, action or proceeding threatened or taken by any, governmental entity in connection with the grant of any regulatory approval or otherwise (i) seeking to prohibit or restrict the acquisition by Jinchuan Group of any Continental Common Shares, (ii) challenging or seeking to restrain or prohibit the consummation of the Arrangement or seeking to obtain from Continental or Jinchuan Group any damages that are material in relation to Continental, (iii) seeking, as a consequence of the Arrangement, to prohibit or materially limit the ownership or operation by the Jinchuan Group of any material portion of the business or assets of Jinchuan Group or Continental or to compel Jinchuan Group to dispose of or hold separate any material portion of the business or assets of Jinchuan Group or Continental, (iv) seeking, as a consequence of the Arrangement, to impose limitations on the ability of Jinchuan Group to exercise full rights of ownership of any Continental Common Shares or (v) seeking to prohibit Jinchuan Group from effectively controlling in any material respect the business or operations of Continental after the Effective Time;

            holders of not more than 5% of the Continental Common Shares then outstanding shall have exercised their Dissent Rights (and not withdrawn such exercise) in respect of the Arrangement;

            Continental shall, on a consolidated basis, have adjusted working capital at the Effective Date of not less than $8 million calculated as the sum of all current assets as at November 30, 2010 plus the actual Option Exercise Proceeds (as defined in the Plan of Arrangement) received by the Depositary on or before the Effective Date, less the sum of certain current liabilities as at November 30, 2010, all transaction costs incurred in connection with the completion of the Arrangement (including severance payments) and the amount of the Arrangement Dividend;

            all required consents and approvals will have been obtained and certain agreements affecting Continental will have terminated;

            Continental shall have released each of Zijin Mining Group Co., Ltd. and Golden Island Resource (BVI) from its obligations under the voluntary pooling agreement of October 16, 2009; and

            the corporate services agreement between Continental and Hunter Dickinson Services Inc. (“HDSI”) shall have been terminated without material obligation to Continental and which termination will provide that HDSI will provide reasonable assistance to Continental for a period of up to 12 months following the Effective Date.

          Non-Solicitation Covenant

          Except as described below, Continental has agreed that, except as contemplated by the Arrangement Agreement, it will not, directly or indirectly through any representative:

            solicit, initiate, encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal;

            participate in any discussions or negotiations regarding any Acquisition Proposal;

            withdraw, modify, qualify or change in a manner adverse to Jinchuan Group, the approval or recommendation of the Arrangement Agreement or the Arrangement by the Continental Board (it being understood that failing to affirm the approval or recommendation of the Continental Board after an Acquisition Proposal has been publicly announced shall be considered an adverse modification);

            approve or recommend any Acquisition Proposal; or

            enter into any, agreement, arrangement or understanding related to any Acquisition Proposal or requiring Continental to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person in the event that Continental completes the Arrangement or any other transaction with Jinchuan Group prior to any termination of the Arrangement Agreement.

          The Arrangement Agreement defines an “Acquisition Proposal” as any (a) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or other business combination directly or indirectly involving Continental or any of its subsidiaries, (b) any acquisition of all or any part of the assets of Continental and its subsidiaries (or any lease, long-term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect) other than in the ordinary course of business, (c) any acquisition of beneficial ownership (as defined under the BCBCA) of 20% or more of the Common Shares in a single transaction or a series of related transactions, (d) any acquisition by Continental or any of its subsidiaries of any assets or capital stock of another person (other than acquisitions of capital stock or assets of any other person that are not, individually or in the aggregate, material to Continental and its subsidiaries, taken as a whole), or (e) any bona fide proposal to, or public announcement of an intention to, do any of the foregoing.

          Notwithstanding any of the foregoing, the Continental Board may, prior to the approval of the Arrangement by the Securityholders, participate in any discussions or negotiations with, or provide information to, any person who has delivered a bona fide written Acquisition Proposal which was not solicited after the date of the Arrangement and that the Continental Board determines in good faith, after consultation with its financial advisors and outside legal counsel, would be reasonably likely to result in a Superior Proposal. Before taking such action, the Continental Board must receive advice of outside counsel that it is necessary for the Continental Board to take such action in order to discharge properly its fiduciary duties and Continental must obtain a confidentiality agreement from the person making such Acquisition Proposal that is substantively the same as the confidentiality agreement between Continental and Jinchuan Group. Continental may not take such action until 48 hours after it has advised Jinchuan Group of its determination that such Acquisition Proposal would be reasonably likely to result in a Superior Proposal and of its intention to take such actions.

          Continental has agreed to notify Jinchuan Group promptly after receipt by Continental or its representatives of any inquiry, proposal or offer relating to or constituting an Acquisition Proposal or any request for non-public information relating to Continental or any of its subsidiaries.

          Ability of Continental to Accept a Superior Proposal

          Continental may, prior to the approval of the Arrangement by the Securityholders, accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal and terminate this Agreement if:

            Continental has complied with its non-solicitation covenants under the Arrangement Agreement;

            Continental has provided Jinchuan Group with a copy of the Superior Proposal document;

            five business days shall have elapsed from the later of (a) the date Continental provide Jinchuan Group with written notice advising Jinchuan Group that the Continental Board has resolved to accept, approve, recommend or authorize Continental to enter into an agreement in respect of such Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and (b) the date Jinchuan Group received a copy of the Superior Proposal document;

            the Continental Board has determined in good faith (following the advice of its financial advisors and outside counsel) that it is necessary for the board of directors of Continental to take such action in order to discharge properly its fiduciary duties and, as a consequence, withdraw or modify its approval or recommendation of this Agreement and approve or recommend such Superior Proposal;

            the Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Continental completes the Arrangement or any similar other transaction with Jinchuan Group agreed to prior to any termination of the Arrangement Agreement;

            taking into account any revised proposal made by Jinchuan Group as described under the heading “Jinchuan Group’s Right to Match” below, the Continental Board determines in good faith, after receiving advice from its financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal; and

            Continental has previously paid, or concurrently pays, the Termination Payment to Jinchuan Group.

          The Arrangement Agreement defines a “Superior Proposal” as a bona fide written proposal by a third party, directly or indirectly, to acquire all or substantially all of the assets of Continental (on a consolidated basis) or all of the Common Shares, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, recapitalization, sale of assets or otherwise, that did not result from a breach Continental’s non-solicitation covenant under the Arrangement Agreement, is not made in contravention of any confidentiality or standstill agreement between Continental or its affiliates and such third party, and that the Continental Board determines in its good faith (after consultation with its financial advisors and outside legal counsel) (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal, (b) is fully financed to the extent it is a cash offer in whole or in part, (c) is not subject to a due diligence or access condition, and (d) would, if consummated in accordance with its terms, result in a transaction more favourable to the Securityholders from a financial point of view than the terms of the Arrangement and provides for consideration per Common Share that has a value that, in the opinion of the Continental Board, is greater than the consideration per Common Share provided under the terms of the Arrangement (including any adjustment to such terms proposed by Jinchuan Group and the amount of any cash distributions proposed to be paid to the holders of Common Shares hereunder);

          Jinchuan Group’s Right to Match

          During the five business day period after receipt of an Acquisition Proposal, Jinchuan Group will have the right, but not the obligation, to offer to amend the terms of the Arrangement and the Arrangement Agreement. The Continental Board will review any offer by Jinchuan Group to amend the terms of the Arrangement and the Arrangement Agreement in good faith in order to determine, in the exercise of its fiduciary duties, whether Jinchuan Group’s amended proposal would result in the relevant Acquisition Proposal ceasing to be a Superior Proposal compared to the proposed amendment to the terms of the Arrangement and the Arrangement Agreement. If the Continental Board so determines, Continental will enter into an amended agreement with Jinchuan Group reflecting Jinchuan Group’s amended proposal.

          Termination of the Arrangement Agreement

          The Arrangement Agreement may be terminated at any time prior to the Effective Date:

            by mutual written agreement of Continental and Jinchuan Group;

            by either Continental or Jinchuan Group if (i) any law is passed that makes consummation of the Arrangement illegal or otherwise prohibited or (ii) the approval of the Securityholders shall not have been obtained by reason of the failure to obtain the required levels of favourable votes on the Arrangement Resolution at the Meeting;

            by either Continental or Jinchuan Group if the conditions to the Arrangement in its favour (including mutual conditions) have not been satisfied by the Termination Date; provided, however, that neither party shall be permitted to terminate the Arrangement Agreement if the failure of such condition to be satisfied is or was the result of (i) a breach by such party of any of its covenants or obligations under or (ii) the wilful act or omission of such party to cause such condition not to be satisfied.

            by Continental in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with its non-solicitation covenants and payment to Jinchuan Group of the Termination Payment;

          In addition to the termination rights described above, Jinchuan Group may terminate the Arrangement Agreement at any time prior to the Effective Date if:

            subject to certain exceptions set out in the Arrangement Agreement, Continental shall have failed to hold the Meeting on or before February 25, 2011;

            the Continental Board (i) withdraws, modifies, qualifies or changes its approval or recommendation of the Arrangement Agreement or the Arrangement Resolution in any manner adverse to Jinchuan Group or (ii) approves or recommends an Acquisition Proposal or fails to affirm its recommendation in respect of the Arrangement at the request of Jinchuan Group following the announcement of an Acquisition Proposal; or

            Continental is in intentional, wilful or deliberate default of its non-solicitation covenants under the Arrangement Agreement.

          Termination Payments

          The Arrangement Agreement provides that Continental will pay the Termination Payment to Jinchuan Group if the Arrangement Agreement is terminated:

            by Jinchuan Group because the Continental Board (i) withdraws, modifies, qualifies or changes its approval or recommendation of the Arrangement Agreement or the Arrangement Resolution in any manner adverse to Jinchuan Group; or (ii) recommends or approves an Acquisition Proposal or (iii) fails to affirm its recommendation in respect of the Arrangement at the request of Jinchuan Group following the announcement of an Acquisition Proposal;

            by Continental in order to enter into a definitive written agreement with respect to a Superior Proposal;

            by Continental because the approval of the Securityholders shall not have been obtained by reason of the failure to obtain the required levels of favourable votes on the Arrangement Resolution at the Meeting in circumstances in which (i) a bona fide Acquisition Proposal has been publicly announced or made prior to the Meeting and not withdrawn more than three business days prior thereto and (ii) Continental enters into an agreement with respect to such Acquisition Proposal, or such Acquisition Proposal is consummated, after the date of the Arrangement Agreement and prior to the expiration of 6 months following termination of this Agreement; or

            by Jinchuan Group, because Continental shall have failed to hold the Meeting on or before February 25, 2011 or is in intentional, wilful or deliberate default of its non-solicitation covenants under the Arrangement Agreement;

          If Jinchuan Group and the Acquiror do not complete the Arrangement where such failure to complete is a result of or constitutes a breach by Jinchuan Group or the Acquiror of any of its respective covenants or agreements contained in the Arrangement Agreement, then Jinchuan Group or a subsidiary thereof will pay the Termination Payment to Continental.

          Representations and Warranties

          The Arrangement Agreement contains a number of customary representations and warranties of each of Jinchuan Group and Continental relating to, among other things, corporate status and the corporate authorization and enforceability of, and board approval of, the Arrangement Agreement and the Arrangement. The representations and warranties of Continental also address various matters relating to the business, operations and properties of Continental and its subsidiaries. In addition, each of Jinchuan Group and the Acquiror has represented that it has made adequate arrangements to effect payment in full for all of the Common Shares to be acquired pursuant to the Arrangement.

          Conduct of Business

          Continental has agreed that prior to the Effective Date, except with the written agreement of Jinchuan Group or as expressly contemplated or permitted by the Arrangement Agreement, Continental and its subsidiaries will conduct business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact their present business organizations and goodwill, keep available the services of their officers and employees as a group and maintain satisfactory relationships with suppliers, employees, governmental authorities, and others having business relationships with it.

          Continental has also agreed that it will not and will cause each of its subsidiaries not to take certain actions specified in the Arrangement Agreement. In particular, Continental has agreed not to incur or commit to incur any material indebtedness for borrowed money or engage in extraordinary transactions of any kind.

          Continental has agreed to notify Jinchuan Group of: (i) of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of Continental contained in the Arrangement Agreement to be untrue or inaccurate in any material respect; (ii) of any Material Adverse Effect on any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect; and (iii) any material breach by Continental of any covenant, obligation or agreement under the Arrangement Agreement.

          Effects on Continental if the Arrangement is Not Completed

          If the Arrangement is not approved by the Securityholders or if the Arrangement is not completed for any other reason, the Securityholders will not receive any payment for their Common Shares, Options or Preferred Shares in connection with the Arrangement. Instead, Continental will remain a public company and the Common Shares and Preferred Shares will continue to be listed and traded on the TSXV. If the Arrangement is not completed, it is expected that Continental’s management will operate the business in a manner similar to that in which it is being operated today and that Securityholders will continue to be subject to the same risks and opportunities currently facing Continental. Accordingly, if the Arrangement is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future market price or value of the Common Shares or the Preferred Shares. The Board will continue to evaluate and review, among other things, the business operations and capitalization of Continental and make such changes as are deemed appropriate. In addition, Continental may be required to pay Jinchuan Group the Termination Payment if the Arrangement Agreement is terminated in certain circumstances.

          Regulatory Matters

          Canadian Government Approvals

          The Arrangement is not subject to any material Canadian governmental regulatory reviews because Continental does not have any employees who normally report for work in Canada and the Arrangement fall below certain threshold amounts under the Competition Act (Canada) and the Investment Canada Act.

          PRC Approvals

          Jinchuan Group’s and the Acquiror’s obligation to consummate the Arrangement is conditional upon the following PRC Approvals:

(i)	“Outbound Investment Approval Certificate ( )” from the PRC Ministry of Commerce;

(ii)	“Outbound Investment Approval Letter ( )” from the PRC National Development and Reform Commission;

(iii)	“Overseas State-owned Assets Registration ( )” from the Gansu branch of the State-owned Assets Supervision and Administration Commission; and

(iv)	“Foreign Exchange Registration Certificate for Overseas Investment ( ”)” from the Gansu branch of the PRC State Administration of Foreign Exchange.

          Stock Exchange Approval

          The Arrangement is subject to the approval of the TSXV. The TSXV will be requested to conditionally accept the Arrangement, subject to approval by Shareholders and approval of the Court, prior to the date of the Meeting.

          Option Loan Arrangements in Respect of Option Exercises

          In order to facilitate the exercise of outstanding incentive stock options (“Options”) pursuant to the Arrangement, Continental will be seeking to enter into an Optionholder Agreement with each holder of an Option. Under the Optionholder Agreement, Continental agreed to arrange for the Option Loan. By using the Option Loan, the Options will be exercised and the cash proceeds of exercise will flow into Continental’s treasury at the Effective Time thereby maximizing the available cash to pay the Arrangement Dividend. By way of contrast, in the more typical corporate acquisition transaction, an optionholder simply receives the net In-the-Money Amount of his or her option in cash from the acquiror. The Option Loan will allow the Options to be exercised for their gross amount which Continental will receive at the Effective Time. The Acquiror will immediately purchase these Common Shares resulting from the Option exercise for the same $2.60 per share and each Optionholder has agreed that the amount that was in effect borrowed from Continental under Optionholder Agreement will be deducted from the Option share sale proceeds and immediately repaid to the bank on Continental’s behalf. Therefore the Optionholder will receive the same net benefit as if he or she had sold the Option for the net in-the-money amount and will receive the Arrangement Dividend that will be received by all other holders of Common Shares.

          BMO has agreed to make the Option Loan in an aggregate of approximately $17.4 million. The Option Loan costs will not be material in the context of the funds which will thereby be available to Continental to facilitate the payment of the Arrangement Dividend. The Option Loan costs which will be borne by Continental are not considered to be a collateral benefit to Optionholders because they do not increase the net consideration that the Optionholder would otherwise have been entitled to receive had the Optionholder exercised the Option with his or her own funds and the purpose for the Option Loan exercise structure is to facilitate the maximum Arrangement Dividend possible for the holders of Common Shares. The costs of the Option Loan (primarily legal fees) will reduce the cash available for the Arrangement Dividend. The interests of the holders of Preferred Shares are not at all affected by the Option Loan.

          Interests of Directors and Executive Officers of Continental in the Arrangement

          None of the directors and senior officers of Continental have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Securityholders generally.

          The directors and senior officers that hold Common Shares, Preferred Shares or Options will receive consideration identical to that received by other holders of Common Shares, Preferred Shares or Options generally. In order to facilitate the exercise of all outstanding Options as part of the Arrangement, Continental expects to enter Optionholder Agreements with all Holders of unexercised Options including the directors and officers of Continental.

          All benefits received, or to be received, by a director or senior officer of Continental as a result of the Arrangement are, and will be, solely in connection with that individual’s services as a director, employee or consultant of Continental. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such individual for Securities, nor is it, or will it be, conditional on the individual supporting the Arrangement.

          The following directors or senior officer of Continental beneficially own, or exercise control or direction over, 1% or more of the issued Common Shares: David Copeland (2,070,196 Common Shares; 1.3%), Scott Cousens (1,664,389 Common Shares; 1.1%), Robert Dickinson (1,753,091 Common Shares; 1.1%), Ronald Thiessen (1,925,420 Common Shares; 1.2%), Zhi Wang (2,276,784 Common Shares; 1.5%).

          As of January 17, 2011, the members of the Continental Board and the executive officers of Continental held: an aggregate of (i) 10,528,826 Common Shares, representing approximately 6.8% of the issued Common Shares, (ii) 7,450,000 Options, representing approximately 67.3% of the issued Options on such date and (iii) 639,211 Preferred Shares, representing approximately 5.1% of the issued Preferred Shares on such date.

          Executive Employment Agreements

          None of the directors or officers of Continental the parent have any employment contract or change-of-control agreement with Continental.

          Indemnification of Officers and Directors

          From the Effective Time until the sixth anniversary of the Effective Date, Jinchuan Group shall maintain in effect for the benefit of those persons who are directors or officers of Continental immediately prior to the Effective Time, with respect to their acts and omissions occurring prior to the Effective Time, the existing policy of directors and officers liability insurance maintained by Continental as of the date of the Arrangement.

          Procedure and Terms for Exchange of Securities

          To receive the consideration to which Registered Shareholders are entitled under the Arrangement, Registered Shareholders must return to the Depositary, on or before the sixth anniversary of the Effective Date, their certificates representing their Common Shares and Preferred Shares, a properly completed and executed letter of transmittal and such other documents required by the letter of transmittal. Holders of Options do not have to tender any certificates. The letters of transmittal accompany this Circular.

          Upon a Registered Shareholder’s return of a properly completed and executed letter of transmittal, together with certificates representing such Registered Shareholder’s Common Shares and/or Preferred Shares and such other documents required by the letter of transmittal, a cheque for the cash purchase consideration will be issued to the former holders Common shares and the appropriate number of Taseko Shares will be issued to the former holders of Preferred Shares. The Arrangement Dividend will be automatically mailed (without requirement to tender certificates) directly to Registered Holders of Common Shares of record as of the close of business on the Arrangement Dividend Record Date will be paid through brokerage intermediaries to Shareholders who have their Common Shares in brokerage accounts. All payments will be net of withholding taxes, if any. Holders of Common Shares who are entitled to an Arrangement Dividend amount of $50 or less and whose address with the Depositary is not current (determined by the return of previous mail addressed to the Holder) will not be issued a cheque but will be paid their Arrangement Dividend on request and proof of entitlement.

          The foregoing information is a summary only. For further details of the procedure for the exchange of Securities after the Effective Date, see the Plan of Arrangement attached as Appendix B to this Circular.

          Fractional Shares

          No fractional Taseko Shares will be issued upon the surrender for exchange of certificates representing Preferred Shares and no dividend, stock split or other change in the capital structure of Taseko will relate to any such fractional security and such fractional interests will not entitle the owner thereof to vote or to exercise any rights as a securityholder of Taseko. Fractional Taseko Shares will be rounded down to the nearest whole share from and including 0.5 of a Taseko Share.

          Cancellation of Rights after Six Years

          Any certificate which immediately before the Effective Date represented Common Shares or Preferred Shares and which has not been surrendered, with all other documents required by the letter of transmittal, on or before the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Continental, the Arrangement Dividend, the Acquiror, Jinchuan Group or the Depositary. Accordingly, persons who deposit certificates for Common Shares or Preferred Shares (or their predecessor securities) after the sixth anniversary of the Effective Date will not receive any cash, Taseko Shares or other consideration.

          Shareholder and Court Approvals

          Shareholder Approval of the Arrangement

          Approval of the Arrangement Resolution requires the affirmative vote of (a) at least two-thirds of the votes cast by holders of Common Shares and Options, voting as a class, (b) at least two-thirds of the votes cast by holders of the Preferred Shares voting as a separate class, and (c) a simple majority of the votes cast by holders of the Common Shares other than Jinchuan Group, the Acquiror and their related parties, present in person or by proxy at the Meeting. The complete text of the Arrangement Resolution to be presented at the Meeting are set forth in Appendix A to this Circular.

          Court Approval of the Arrangement

          The BCBCA requires that the Court approve the Arrangement.

          On January 17, 2011 Continental obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendices F and G, respectively, to this Circular.

          The Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time), on February 22, 2011 or as soon thereafter as counsel for Continental may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. Shareholders who wish to participate in or be represented at the Court hearing should consult their legal advisors as to the necessary requirements.

          The authority of the Court is very broad under the BCBCA. Continental has been advised by counsel that the Court will consider, among other things, whether the Arrangement is fair and reasonable to those affected by it. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court’s approval is required for the Arrangement to become effective. The Court has been informed that if such approval is obtained, this will constitute the basis for the Section 3(a)(10) Exemption under the U.S. Securities Act with respect to, among other things, Taseko Shares to be distributed to the holders of Preferred Shares pursuant to the Arrangement as described below under “Securities Laws Considerations – U.S. Securities Laws”.

          Under the terms of the Interim Order, any Securityholder desiring to appear at the hearing of the application for the Final Order is required to file with the Court and serve on the solicitors for Continental and the solicitors for Jinchuan Group at the addresses set out below and upon other parties that have filed an Appearance Notice (defined below), on or before 12:00 p.m. (Vancouver time) on February 21, 2011 a notice of his, her or its intention to appear (“Appearance Notice”), including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Appearance Notice and supporting materials must be delivered, within the time specified, to the solicitors for Continental and the solicitors for Jinchuan Group at the following addresses:

For Continental:	For Jinchuan Group:

McMillan LLP	Blake, Cassels & Graydon LLP
Barristers and Solicitors	595 Burrard Street, P.O. Box 49314
Suite 1500, Royal Centre	Suite 2600, Three Bentall Centre
1055 West Georgia Street, P.O. Box 11117	Vancouver, British Columbia V7X 1L3
Vancouver, British ColumbiaV6E 4N7	Attention: Peter C. Kalbfleisch
Attention: B. Zinkhofer	Telecopier No.: (604) 631-3309
Telecopier No.: (604) 685-7084	Email: Peter.Kalbfleisch@blakes.com
Email: bernhard.zinkhofer@mcmillan.ca

          Expenses

          Continental estimates that it will incur expenses in the aggregate amount of approximately $4 million in connection with the Arrangement, including legal, financial advisory, accounting, filing and printing costs, the cost of preparing and mailing this Circular and fees in respect of the Fairness Opinion. The fees, costs and expenses in connection with the Arrangement are set forth in the table below:

Legal and Accounting	$550,000
Financial and Advisory Fees	3,400,000
Printing and Mailing Costs	50,000
Estimated Total	$4,000,000

          RISK FACTORS

          The Arrangement is subject to certain risks including the following:

          The Arrangement Agreement may be terminated by Continental or Jinchuan Group in certain circumstances, in which case the financial condition of Continental and the market price for Common Shares may be adversely affected.

          Continental and Jinchuan Group each has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Continental provide any assurance, that the Arrangement Agreement will not be terminated by either Continental or Jinchuan Group before the completion of the Arrangement. For example, Jinchuan Group has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on Continental. Although a Material Adverse Effect excludes certain events that are beyond the control of Continental (such as general changes in the global economy or changes that affect the worldwide mining industry generally and which do not have a materially disproportionate effect on Continental), there is no assurance that a change having a Material Adverse Effect on Continental will not occur before the Effective Date, in which case Jinchuan Group could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

          If for any reason the Arrangement is not completed and Continental cannot obtain financing for working capital requirements, the financial condition of Continental may be materially adversely affected. In addition if the Arrangement is not completed the market price of Common Shares may be adversely affected. Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Continental Board will be able to find a party willing to pay an equivalent or a more attractive price for the Common Shares than the price to be paid pursuant to the terms of the Arrangement Agreement.

          There can be no certainty that all conditions precedent to the Arrangement will be satisfied.

          The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Continental, including approval of the Arrangement by the Securityholders, receipt of the Final Order from the Court approving the Arrangement and the receipt of government and regulatory approvals in the PRC. There can be no certainty, nor can Continental provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in such regulatory approvals could result in the termination of the Arrangement Agreement.

          Certain jurisdictions may claim jurisdiction under their competition or antitrust laws in respect of acquisitions or mergers that may potentially affect their domestic marketplace. Although Continental does not currently anticipate that there will be any investigation or proceeding in any jurisdiction that would have a material impact on the completion of the Arrangement, there is no assurance that such investigation or proceeding, whether by governmental authority or private party, will not be initiated nor, if initiated, will not materially adversely affect the completion of the Arrangement

          Payment of the Termination Payment may adversely affect Continental’s financial condition and discourage alternative transactions.

          In certain circumstances Continental may be required to pay the Termination Payment to Jinchuan Group. If Continental is required to pay the Termination Payment and an alternative transaction is not concluded, Continental’s financial condition will be materially adversely affected. The Termination Payment may also discourage other parties from attempting to propose a significant business transaction, even if a different transaction could provide better value to the Securityholders than the Arrangement.

          The market price for the Common Shares and Preferred Shares may decline.

          If the Arrangement is not approved by the Securityholders, the market price of the Common Shares and Preferred Shares may decline. If the Arrangement is not approved by the Securityholders and the Continental Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement.

          RIGHTS OF DISSENTING SHAREHOLDERS

          Registered Shareholders of Common Shares who wish to dissent should take note that strict compliance with the Dissent Procedures is required. Only Registered Shareholders of Common Shares have the right to dissent.

          Every holder of Common Shares is entitled to be paid the fair value of the holder’s Common Shares, provided that the holder duly dissents to the Arrangement and the Arrangement becomes effective. Beneficial Shareholders who wish to exercise Dissent Rights must do so through the broker or other intermediary through which they hold their shares. The Dissent Rights are those rights pertaining to the right to dissent from the Arrangement Resolution that are contained in Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement. A holder of Common Shares is not entitled to exercise Dissent Rights if the holder votes any Common Shares in favour of the Arrangement Resolution.

          The Plan of Arrangement provides that the Common Shares (the “Dissenting Shares”) of Registered Shareholders who validly exercise Dissent Rights and who are ultimately entitled to be paid fair value for those shares will be deemed to be transferred to the Acquiror, and that the Acquiror will pay the fair value that the Dissenting Shares had immediately before the passing of the Arrangement Resolution.

          Any dissenting shareholder who ultimately is not entitled to be paid the fair value of his, her or its Dissenting Shares in accordance with the Plan of Arrangement will be deemed to have participated in the Arrangement on the same basis as non-dissenting shareholders, and the Acquiror will distribute to the dissenting shareholder the cash payment that the dissenting shareholder is entitled to receive pursuant to the terms of the Arrangement. The Acquiror will pay the amount to be paid in respect of Dissenting Shares to each dissenting shareholder who is entitled to such payment under the Arrangement. In no case, however, will Continental, the Acquiror or any other person be required to recognize such persons as holding Common Shares at or after the Effective Time.

          A brief summary of the Dissent Procedures is set out below.

          This summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of the Common Shares held and is qualified in its entirety by reference to Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement. Sections 237 to 247 of the BCBCA are reproduced in Appendix E to this Circular. The Dissent Procedures must be strictly adhered to and any failure by a shareholder to do so may result in the loss of that holder’s Dissent Rights. Accordingly, each shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the Dissent Procedures and consult such holder’s legal advisors.

          Written notice of dissent from the Arrangement Resolution must be received by Continental by not later than 4:00 p.m. (Vancouver time) on February 16, 2011 (or, if the Meeting is adjourned or postponed, on the date which is two business days prior to the date of the adjourned or postponed Meeting). The written notice must be delivered to Continental at the address for notice described below. After the Arrangement Resolution is approved by the Securityholders and, subject to receipt of the Final Order and satisfaction of the other conditions to the Arrangement set out in the Arrangement Agreement, within one month after Continental notifies the dissenting shareholder of Continental’s intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, the dissenting shareholder must send to Continental a written notice that such holder requires the purchase of all of the Common Shares in respect of which such holder has given notice of dissent, together with the share certificate or certificates representing those Common Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the shareholder on behalf of a Beneficial Shareholder).

          Any dissenting shareholder who has duly complied with Section 244(1) of the BCBCA, or Continental, may apply to the Court, and the Court may determine the fair value of the Dissenting Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on Continental to apply to the Court. The dissenting Shareholder will be entitled to receive the fair value that the Dissenting Shares had immediately before the passing of the Arrangement Resolution.

          All notices of dissent to the Arrangement pursuant to Section 242 of the BCBCA must be delivered to Continental at:

Continental Minerals Corporation
Attention: Trevor R. Thomas
Secretary
Suite 1020 – 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

          CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

          The following summary fairly presents the principal Canadian federal income tax consequences under the Income Tax Act (Canada) (the “ITA”) of the Arrangement generally applicable to Shareholders who, for the purposes of the ITA and at all relevant times, hold their Common Shares and Preferred Shares as capital property and deal at arm’s length and are not affiliated with the Company, Taseko, the Acquiror and Jinchuan Group (“Holders”).

          Common Shares and Preferred Shares will generally be considered to be capital property to a Holder thereof, unless the shares are held in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. Certain shareholders who are resident in Canada and who might not otherwise be considered to hold such shares as capital property may be entitled, in certain circumstances, to make an irrevocable election in accordance with subsection 39(4) of the ITA to have such shares and all other “Canadian securities” as defined in the ITA owned by the shareholder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Any person contemplating making such an election should consult their own tax advisor for advice as to whether the election is available or advisable in their own particular circumstances.

          This summary is based on the current provisions of the ITA and the regulations issued thereunder (the “Regulations”) and on our understanding of the current published administrative and assessing practice of the Canada Revenue Agency (“CRA”). This summary takes into account all specific proposals to amend the ITA and the Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), but does not otherwise take into account or anticipate any changes in Law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practice of the CRA. No assurance can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those described herein.

          This summary is not applicable to a Holder (i) that is a “financial institution” (as defined in the ITA for purposes of the mark-to-market rules), (ii) that is a “specified financial institution” (as defined in the ITA), (iii) an interest in which is a “tax shelter investment” (as defined in the ITA), or (iv) a Holder to whom the “functional currency” reporting rules (as defined in the ITA) apply. Such Holders should consult their own tax advisors. The summary also does not address holders of Options or other convertible securities, nor Shareholders who acquired their Shares upon exercise of Options or other convertible securities or pursuant to other incentive plans, and all such persons should consult their own tax advisors.

          For purposes of the ITA, all amounts, including adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars. Amounts denominated in U.S. dollars generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts first arose, or such other rate of exchange as is acceptable to the CRA.

          The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

          Holders Resident in Canada

          The following portion of the summary applies to a Holder (as defined above) who is or is deemed to be a resident of Canada for the purposes of the ITA (a “Canadian Holder”).

          Dividend

          Receipt of the Arrangement Dividend by Canadian Holders will be subject to the normal rules under the ITA. Dividends received or deemed to be received by a Canadian Holder will be included in computing the Canadian Holder’s income for purposes of the Tax Act. The gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations will apply to dividends received by an individual (other than certain trusts), including the enhanced gross-up and dividend tax credit provisions where the Company provides notice to the recipient designating the dividend as an “eligible dividend”. Subject to any limitations on the ability of the Company to designate dividends as “eligible dividends”, the Company intends to make such designation. Dividends received by a corporation must be included in computing its income but may generally be deductible in computing its taxable income, subject to all of the restrictions of the Tax Act.

          “Private corporations” (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) for purposes of the Tax Act, will generally be liable to pay a tax (refundable in certain circumstances) of 33 1/3% on dividends received or deemed to be received to the extent that such dividends are deductible in computing the corporation’s taxable income. Canadian Holders to whom these rules may be relevant should consult their own tax advisors

          Disposition of Common Shares on Arrangement

          A Canadian Holder who disposes of Common Shares to the Acquiror pursuant to the Arrangement will realize a capital gain (or capital loss) in respect of the Common Shares so disposed of equal to the amount by which the proceeds of disposition received by the Canadian Holder for such Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the Canadian Holder immediately before the disposition. A capital gain or capital loss so realized will be subject to the rules discussed under “Taxation of Capital Gains and Losses” below.

          Disposition of Preferred Shares on Arrangement

          A Canadian Holder who disposes of Preferred Shares to Newco for Taseko Shares pursuant to the Arrangement will realize a capital gain (or capital loss) in respect of the Preferred Shares so disposed of equal to the amount by which the fair market value of the Taseko Shares received by the Canadian Holder for such Preferred Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Preferred Shares to the Canadian Holder immediately before the disposition. A capital gain or capital loss so realized will be subject to the rules discussed under “Taxation of Capital Gains and Losses” below.

          Any Holder on whose behalf an appropriate Residency Declaration is not delivered to Newco within 14 days of the Effective Date (including a Holder who would otherwise be a Canadian Holder) will be assumed by Newco to be a non-resident of Canada for purposes of the ITA in respect of the disposition of Preferred Shares and, if such Holder has not delivered a Section 116 Certificate, the Holder will be assumed to be subject to non-resident withholding taxes equal to 25% of the fair market value, at the Effective Time, of the Taseko Shares receivable by such Holder. Newco will be entitled to retain the Taseko Shares due to such Holder and sell such number of retained Taseko Shares so as to realize Net Proceeds equal to the amount that Newco reasonably believes it is required to withhold and remit under the ITA, and to remit the relevant amounts under the ITA. These procedures are set out in greater detail in the Plan of Arrangement, and under “Holders Not Resident in Canada – Disposition of Preferred Shares on Arrangement”. Accordingly, all Canadian Holders should ensure that an appropriate Residency Declaration is delivered by them or on their behalf on a timely basis.

          Dissenting Shareholders

          Canadian Holders who exercise their right of dissent in respect of the Arrangement and consequently are paid fair market value of their Common Shares by the Acquiror in accordance with the Arrangement will dispose of their Common Shares for proceeds of disposition equal to the amount paid to them for such shares less the amount of any interest awarded by the Court and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) their adjusted cost base of such shares immediately before the Arrangement. Any interest awarded to a Dissenting Shareholder will be included in the Dissenting Shareholder’s income.

          Taxation of Capital Gains and Losses

          A Canadian Holder who, as described above, realizes a capital gain or a capital loss on the disposition of Shares will generally be required to include in income one half of any such capital gain (“taxable capital gain”) and may apply one half of any such capital loss (“allowable capital loss”) against taxable capital gains in accordance with the detailed rules in the ITA. Generally, allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year, in either case against taxable capital gains realized in such year, in accordance with the detailed rules of the ITA.

          If the Canadian Holder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any such Shares may be reduced by the amount of certain dividends which have been received, or are deemed to have been received, on such Shares. Affected Canadian Holders should consult their tax advisors for specific information regarding the application of these provisions. A “Canadian controlled private corporation” (as defined in the ITA) may be liable to pay an additional 6 2/3% tax (refundable in certain circumstances) on certain investment income, including taxable capital gains. The realization of a capital gain or loss by a Canadian Holder who is an individual (including most trusts) may affect the individual’s liability for alternative minimum tax under the ITA.

          Holders Not Resident in Canada

          The following portion of this summary applies to a Holder (as defined above) who is not a resident of Canada for the purposes of the ITA (including a Holder of Preferred Shares who may otherwise be a Canadian Holder but who fails to ensure that an appropriate Residency Declaration is delivered on a timely basis) and does not use or hold and is not deemed to use or hold the Common Shares or Preferred Shares in carrying on business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

          Dividend

          Dividends (including the Arrangement Dividend) paid or credited, or deemed to be paid or credited to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to reduction under the provisions of any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, in the case of a Non-Resident Holder who is a resident of the United States and entitled to the benefits under the Canada-United States Tax Convention (1980), as amended, the rate of withholding tax on such dividends will generally be reduced to 15% of the gross amount of the dividend.

          Disposition of Common Shares on Arrangement

          A Non-Resident Holder will generally not be subject to a tax under the ITA in respect of any gain realized on the disposition of Common Shares under the Arrangement unless the Common Shares constitute “taxable Canadian property” to such Non-Resident Holder and such Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. Generally, provided the Common Shares are then listed on a designated stock exchange for purposes of the ITA (which includes the TSXV), the Common Shares will not be “taxable Canadian property” to a Non-Resident Holder unless, at any particular time during the 60-month period immediately preceding the disposition (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by such Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm’s length, or any combination thereof and (ii) the shares derived more than 50% of their fair market value directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties or timber resource properties (as defined in the ITA), or options in respect of, or interests or rights in any of the foregoing.

          Non-Resident Holders who may hold Common Shares as taxable Canadian property should consult their own tax advisors.

          Disposition of Preferred Shares on Arrangement

          A Non-Resident disposing of Preferred Shares to Newco under the Arrangement will in general terms realize a capital gain or loss substantially in the same manner as described above under “Holders Resident in Canada – Disposition of Preferred Shares on Arrangement”. The rules under the ITA applicable to the treatment of any gain realized on a disposition of shares by a non-resident (and as described above in relation to Common Shares under “Holders Not Resident in Canada - Disposition of Common Shares on Arrangement”) do not generally differentiate as between different types or classes of shares listed on a designated stock exchange. However, due to certain interpretational issues with respect to the listed status of the Preferred Shares, the Arrangement permits Newco to implement withholding and related procedures under the ITA with respect to the disposition of Preferred Shares, as set out in the Plan of Arrangement.

          Our understanding is that Newco will, under these procedures, treat any Holder on whose behalf an appropriate Residency Declaration has not been delivered as though such Holder were a Non-Resident Holder, and, if the Non-Resident Holder has not delivered a Section 116 Certificate (or other evidence satisfactory to Newco in its reasonable discretion) allowing for the exchange of the Non-Resident Holder’s Preferred Shares for Taseko Shares free of any obligation on the part of Newco to withhold and remit under the ITA within 14 days of the Effective Date, Newco will proceed on the basis that the Non-Resident Holder is subject to non-resident withholding taxes equal to 25% of the fair market value, at the Effective Time, of the Taseko Shares receivable by such NonResident Holder. Newco will be entitled to retain the Taseko Shares due to such Non-Resident Holder and sell such number of retained Taseko Shares so as to realize Net Proceeds equal to the amount that Newco reasonably believes it is required to withhold and remit under the ITA. Newco will then cause the Depositary to forward any Taseko Shares that are not sold by it to the Non-Resident Holder. Where a Non-Resident Holder delivers a Section 116 Certificate (or other evidence satisfactory to Newco in its reasonable discretion) allowing for the exchange of the Non-Resident Holder’s Preferred Shares for Taseko Shares free of any obligation on the part of Newco to withhold and remit under the ITA, more than 14 days after the Effective Date, but prior to the 28th day following the last day of the month in which the Effective Date occurs, Newco will cause the Depositary to release the Net Proceeds realized from the sale of the Non-Resident Holder’s Taseko Shares along with any remaining Taseko Shares to the Non-Resident Holder. Where a Non-Resident Holder does not provide a Section 116 Certificate or other evidence satisfactory to Newco in its reasonable discretion allowing for the exchange of the Non-Resident Holder’s Preferred Shares for Taseko Shares free of any obligation on the part of Newco to withhold and remit any withholding taxes prior to the 28th day following the last day of the month in which the Effective Date occurs or by such later date as agreed to with the CRA, Newco or the Depositary will remit the amount that Newco reasonably believes it is required to remit under the ITA to the Receiver General of Canada and such amount will not be delivered by Newco or the Depositary to the Non-Resident Holder. These procedures are set out in greater detail in the Plan of Arrangement. Non-Resident Holders who believe that they are entitled to a refund of all or part of any amount remitted to the Receiver General of Canada should consult with their own advisors with respect to filing a Canadian income tax return to attempt to obtain a refund of such amount from the CRA.

          The rules and procedures governing the application for and the issuance of a Section 116 Certificate by the CRA are complex and time-sensitive. Non-Resident Holders may apply to the CRA for a Section 116 Certificate by submitting a completed Form T2062: “Request by a Non-Resident of Canada for a Certificate of Compliance Relating to a Disposition of Taxable Canadian Property” (“Form T2062”) and the required supporting information to the Vancouver Tax Services Office of the CRA. The Form T2062 can be obtained from the CRA’s website at http://www.cra-arc.gc.ca/E/pbg/tf/t2062/t2062-08e.pdf. The CRA’s instructions for completing the Form T2062 are included with the Form T2062. To assist Non-Resident Holders in completing the Form T2062, the Company has posted a partially completed sample Form T2062 on its website. The partially completed sample Form T2062 includes only the information that is available to the Company, it does not include information specific to the NonResident Holder (referred to on the Form T2062 as the Vendor). The sample Form T2062 is prepared on the assumption that the Form T2062 is completed and submitted to the CRA prior to the Effective Date, and would require amendment if submitted on or after the Effective Date. Notwithstanding that the Company has posted a partially completed sample Form T2062 on its website, the proper completion of the Form T2062 is the responsibility of the Shareholder and neither the Company nor Newco is responsible for the proper or accurate completion, or timely filing, of the Form T2062. Furthermore, no assurance can be given that the CRA will issue Section 116 Certificates. In such case, to avoid non-resident withholding taxes, a Non-Resident Shareholder would need to deliver other evidence satisfactory to Newco in its reasonable discretion, such as a letter from the CRA, allowing for the exchange of the Preferred Shares for Taseko Shares free of any obligation on the part of Newco to withhold and remit any withholding taxes. All Non-Resident Holders are urged to consult with their own tax advisors as soon as possible in advance of the Effective Date with respect to obtaining Section 116 Certificates on a timely basis, and with respect to any related or other compliance requirements under the ITA (including compliance and procedures for obtaining any available refund, where applicable, in respect of amounts withheld and remitted by Newco to the CRA.

          Dissenting Shareholders

          Non-Resident Holders who dissent from the Arrangement will be subject to the same income tax considerations as those above with respect to dissenting Canadian Holders, except that such dissenting Non-Resident Holders will not be subject to tax under the ITA in respect of capital gains realized on the disposition of Common Shares where such shares are not “taxable Canadian property” to such Non-Resident Holder at the time of disposition. Dissenting Non-Resident Holders will not be subject to withholding tax under the ITA in respect of any interest received.

          CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

          Circular 230 Disclosure

          ANY TAX STATEMENT MADE HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR PURPOSES OF AVOIDING ANY TAX-RELATED PENALTIES. ANY SUCH STATEMENT HEREIN IS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE ARRANGEMENT. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

          The following is a general summary of certain material U.S. federal income tax considerations related to the sale of Common Shares and the exchange of Preferred Shares pursuant to the Arrangement. This summary addresses only persons or entities that are “U.S. Holders” (as defined below) who sell Common Shares or exchange Preferred Shares pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences of selling Common Shares or exchanging Preferred Shares pursuant to the Arrangement that may apply to a U.S. Holder and does not address the specific consequences to any U.S. Holder arising from and relating to ownership of the Common Shares or Preferred Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the sale of Common Shares or the exchange of Preferred Shares to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address state and local, U.S. federal estate and gift, or foreign tax consequences or the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, state and local, estate and gift, and foreign tax consequences arising from and relating to the sale of Common Shares and exchange of Preferred Shares pursuant to the Arrangement.

          No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences arising from and relating to the sale of Common Shares and the exchange of Preferred Shares pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

          Scope of this Summary

          Authorities

          This summary relies on certain representations made by Continental and is based on the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

          U.S. Holders

          For purposes of this summary, a “U.S. Holder” is a beneficial owner (as defined under U.S. tax laws) of Common Shares or Preferred Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the United States, or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

          Non-U.S. Holders

          For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares or Preferred Shares that is neither a U.S. Holder nor a partnership (or any other entity classified as a partnership for U.S. federal income tax purposes). This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to a sale of Common Shares or an exchange of Preferred Shares pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal income, state and local, estate and gift, and foreign tax consequences (including the potential application of and operation of any income tax treaty) arising from and relating to the sale of Common Shares or the exchange of Preferred Shares pursuant to the Arrangement.

          U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

          This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares or Preferred Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares or Preferred Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares or Preferred Shares other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. expatriates or former long-term residents of the United States or (i) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of Continental. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the sale of Common Shares or the exchange of Preferred Shares pursuant to the Arrangement.

          If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares or Preferred Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the sale of Common Shares or the exchange of Preferred Shares pursuant to the Arrangement.

          U.S. Federal Income Tax Consequences of the Sale of Common Shares and Exchange of Preferred Shares Pursuant to the Arrangement

          Subject to the “passive foreign investment company” (“PFIC”) rules discussed below:

            A U.S. Holder (including a dissenting U.S. Holder receiving only cash for its Common Shares pursuant to Dissent Rights) generally will recognize capital gain or loss upon the sale of Common Shares pursuant to the Arrangement in an amount equal to the difference between the amount of cash received and such U.S. Holder’s tax basis in such Common Shares sold. Such gain or loss will be long-term capital gain or loss if, at the time of the Arrangement, the U.S. Holder’s holding period for the Common Shares is more than one year.

            A U.S. Holder will generally recognize capital gain or loss upon the exchange of Preferred Shares for Taseko Shares in an amount equal to the difference between the fair market value of the Taseko Shares received and such U.S. Holder’s tax basis in the Preferred Shares exchanged. Such gain or loss will be long-term capital gain or loss if, at the time of the Arrangement, the U.S.
            Holder’s holding period for the Preferred Shares is more than one year. The U.S. Holder will have an adjusted tax basis in the Taseko Shares received in the exchange equal to their fair market value on the date of the Arrangement. The U.S. Holder’s holding period for the Taseko Shares will begin on the date of the Arrangement.

          Preferential rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

          The amount realized by a U.S. Holder receiving foreign currency in connection with a disposition of Common Shares or Preferred Shares pursuant to the Arrangement generally will be equal to the U.S. dollar value of the proceeds received based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

          A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to a sale of Common Shares or an exchange of Preferred Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s foreign source taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. Gain or loss recognized on the sale of Common Shares or the exchange of Preferred Shares pursuant to the Arrangement generally will be treated as U.S. source for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as foreign source under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as foreign source. In addition, this limitation is calculated separately with respect to specific categories of income. Each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

          PFIC Rules in General

          If Continental is or has been a PFIC, the preceding sections of this summary may not accurately describe the U.S. federal income tax consequences to U.S. Holders on the sale of Common Shares or the exchange of Preferred Shares pursuant to the Arrangement. Based on available financial information and available projections of the income and assets of Continental, Continental believes it has been a PFIC in prior taxable years and that there is a significant likelihood that it will be a PFIC for its current taxable year ending December 31, 2010.

          Continental generally will be a PFIC if, for a taxable year, (a) 75% or more of its gross income for such taxable year is passive income (as defined for U.S. federal income tax purposes) or (b) 50% or more of the average value of its assets either produce passive income or are held for the production of passive income, based on the fair market value of such assets.

          The determination of whether Continental has been a PFIC for any prior taxable year or will be a PFIC for the current taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether Continental is a PFIC for any taxable year depends on the assets and income of Continental over the course of each such taxable year. Although it cannot be predicted with certainty as of the date of this Circular whether Continental will be a PFIC for the current taxable year, based on available financial information and available projections of the income and assets of Continental, Continental believes it has been a PFIC in prior taxable years and that there is a significant likelihood that it will be a PFIC for its current taxable year ending December 31, 2010. Each U.S. Holder should consult its own tax advisor regarding whether Continental qualifies as a PFIC for the taxable year ending December 31, 2010, and any prior taxable years during such holder’s holding period for the Common Shares or Preferred Shares, as applicable.

          Default PFIC Rules under Section 1291 of the Code

          If Continental is or has been a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the sale of Common Shares or the exchange of Preferred Shares pursuant to the Arrangement will depend on whether such U.S. Holder has made an election to treat Continental as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or has made a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the Common Shares or Preferred Shares, as applicable. Because information needed for U.S. Holders to make the QEF Election has not been supplied by Continental for prior years and will not be provided for the taxable year 2010, the QEF Election has been, and will continue to be, unavailable. The QEF election will therefore not be discussed below. A U.S. Holder that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

          A Non-Electing U.S. Holder is subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares or Preferred Shares. A distribution generally is an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares or Preferred Shares, if shorter).

          Under Section 1291 of the Code, if Continental is or has been a PFIC during a U.S. Holder’s holding period for the Common Shares or Preferred Shares, any gain recognized on the sale of the Common Shares or exchange of Preferred Shares pursuant to the Arrangement must be rateably allocated to each day of a Non-Electing U.S. Holder’s holding period for the Common Shares or Preferred Shares. The amount of any such gain allocated to the taxable year of disposition and to years before Continental became a PFIC, if any, will be taxed as ordinary income. The amounts allocated to any taxable year other than the year of disposition will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge will be imposed on the tax liability, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as personal interest, which is not deductible.

          Mark-to-Market Election

          The Mark-to-Market Election is available only if the Common Shares or Preferred Shares owned by a U.S. Holder are marketable stock. The Common Shares or Preferred Shares generally are “marketable stock” if they are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

          A U.S. Holder that has made a Mark-to-Market Election with respect to its Common Shares or Preferred Shares generally is not subject to the rules of Section 1291 of the Code discussed above with respect to the Common Shares or Preferred Shares. If a U.S. Holder did not make a Mark-to-Market Election beginning in the first taxable year of such U.S. Holder’s holding period for the Common Shares or Preferred Shares or such U.S. Holder did not made a timely QEF Election, the rules of Section 1291 of the Code discussed above would apply to certain dispositions of, and distributions on, the Common Shares or Preferred Shares as well as the Mark-to-Market gain, if any, that would be recognized in the year the election is made.

          A U.S. Holder that makes a Mark-to-Market Election includes in ordinary income, for each taxable year in which Continental is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares or Preferred Shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares or Preferred Shares. Such an electing U.S. Holder is allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares or Preferred Shares over (ii) the fair market value of such Common Shares or Preferred Shares (but only to the extent of the net amount of previously included income a result of the Mark-to-Market Election for prior taxable years). A U.S. Holder that makes a Mark-to-Market Election generally also will adjust the U.S. Holder’s tax basis in the Common Shares or Preferred Shares to reflect the amount included in gross income or allowed as a deduction because of the election. In addition, upon a sale or other taxable disposition of Common Shares or Preferred Shares subject to a Mark-to-Market Election, including pursuant to the Arrangement, the U.S. Holder will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

          A Mark-to-Market Election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Common Shares or Preferred Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

          The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the sale of Common Shares or the exchange of Preferred Shares pursuant to the Arrangement.

          United States Backup Withholding and Information Reporting

          Information reporting generally will apply to payments of distributions on, and to proceeds from the disposition of, the Common Shares or Preferred Shares, by a payor or middleman within the United States to a U.S. Holder, unless such U.S. Holder is an exempt recipient, or provides an appropriate certification.

          A payor or middleman within the United States will be required to backup withhold (currently at a rate of 28%) on any payments of distributions on, or proceeds from the disposition of Common Shares or Preferred Shares, within the United States to a U.S. Holder (unless such U.S. Holder is an exempt recipient) that fails to furnish a correct taxpayer identification number on IRS Form W-9 or otherwise fails to comply with, or establish an exemption from, such backup withholding requirements. Backup withholding is not an additional tax. A U.S. Holder will be allowed a refund or a credit equal to any amounts withheld under the U.S. backup withholding rules against such U.S. Holder’s U.S. federal income tax liability, provided that the U.S. Holder furnishes certain required information to the IRS.

          THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR U.S. HOLDER OF COMMON SHARES OR PREFERRED SHARES, WHO SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

          SECURITIES LAW CONSIDERATIONS

          U.S. Securities Laws

          Status Under U.S. Securities Laws

          Each of Continental and Taseko is a “foreign private issuer” as defined in under the U.S. Exchange Act. The Taseko Shares are listed for trading on the NYSE Amex and, as such, Taseko is subject to the periodic reporting requirements under Section 13(a) of the U.S. Exchange Act.

          Distribution and Resale of Taseko Shares Under U.S. Securities Laws

          The following discussion is a general overview of certain requirements of U.S. federal securities laws applicable to holders of Preferred Shares in the United States (“U.S. Preferred Shareholders”). All U.S. Preferred Shareholders are urged to consult with their own legal counsel to ensure that the resale of the Taseko Shares issued to them under the Arrangement complies with applicable securities legislation. Further information applicable to U.S. Preferred Shareholders is disclosed under the heading “Note to United States Shareholders”.

          The distribution of the Taseko Shares, and the subsequent resale of these shares distributed to U.S. Preferred Shareholders, will be subject to U.S. securities laws, including the U.S. Securities Act.

          The following discussion does not address the Canadian securities laws that will apply to the distribution of the Taseko Shares by U.S. Preferred Shareholders within Canada. U.S. Preferred Shareholders reselling their Taseko Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Circular.

          Exemption from the Registration Requirements of the U.S. Securities Act

          The distribution of the Taseko Shares to the U.S. Preferred Shareholders pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance upon the Section 3(a)(10) Exemption under the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which U.S. Preferred Shareholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the distribution of the Taseko Shares to the U.S. Preferred Shareholders in connection with the Arrangement.

          Resales of the Taseko Shares within the United States after the Completion of the Arrangement

          The following discussion is limited to the resale of the Taseko Shares within the United States. U.S. Preferred Shareholders may also resell their shares in limited circumstances outside of the United States in accordance with Regulation S of the U.S. Securities Act (“Regulation S”). The availability of Regulation S for non-United States resales is discussed below under “Resales of Securities Pursuant to Regulation S”.

          The manner in which a U.S. Shareholder may resell the Taseko Shares issued to such shareholder on completion of the Arrangement within the United States will depend on whether such U.S. Shareholder will be an “affiliate” of Taseko, as applicable, after completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”. The resale rules applicable to the U.S. Preferred Shareholders are summarized below.

          Non-Affiliates After the Arrangement

          U.S. Preferred Shareholders who will not be affiliates of Taseko after completion of the Arrangement may resell the Taseko Shares issued to them upon closing of the Arrangement in the United States without restriction or registration under the U.S. Securities Act.

          Affiliates After the Arrangement

          Taseko Shares issued under the Arrangement to U.S. Preferred Shareholders who will be affiliates of Taseko after the Arrangement will be subject to resale restrictions under Rule 144. Affiliates of Taseko may not resell their Taseko Shares unless such shares are registered under the U.S. Securities Act, or an exemption from registration is available, such as the safe harbour contained in Rule 144 promulgated under the U.S. Securities Act. In general, under Rule 144, these affiliates of Taseko will be entitled to resell in the United States during any three-month period, that number of shares of Taseko Shares, as applicable, that does not exceed the greater of one percent of the then-outstanding securities of such class and, if such securities are listed on a United States securities exchange or traded on the NASDAQ stock market, the average weekly trading volume of such securities during the four week period preceding the date of sale, subject to certain restrictions contained in Rule 144 under the U.S. Securities Act as to manner of sale, notice requirements, aggregation rules and the availability of certain public information about Taseko.

          Resales of Securities Pursuant to Regulation S

          U.S. Preferred Shareholders receiving Taseko Shares on completion of the Arrangement may, under the U.S. Securities Act, resell their Taseko Shares in an “offshore transaction” in accordance with Regulation S provided the conditions imposed thereunder for offshore resales are satisfied. An “offshore transaction” includes a transaction executed using the facilities of a designated offshore securities exchange, such as the TSX in the case of Taseko, provided the offer of the securities is not made to a person in the United States and neither the seller nor any person acting on the seller’s behalf knows the transaction has been pre-arranged with a buyer in the United States.

          The availability of the Regulation S “offshore resale” exemption depends in part on whether the U.S. Shareholder is an “affiliate” of Taseko upon completion of the Arrangement. See discussion above of “affiliate” under “Resale of Taseko Shares within the United States after the Completion of the Arrangement”. The resale rules applicable to the U.S. Preferred Shareholders are summarized below.

          A U.S. Shareholder who is not an affiliate, or who is an affiliate solely by virtue of being an officer or director, of Taseko after completion of the Arrangement may resell his or her Taseko Shares in “offshore transactions” provided (i) neither the U.S. Shareholder, an affiliate nor any person acting on their behalf engages in “directed selling efforts” in the United States, and (ii) in the case of an officer or director of Taseko, no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Under Regulation S, “directed selling efforts” are defined as “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction.

          Additional restrictions apply to a U.S. Shareholder of Taseko Shares who will be an affiliate of Taseko other than by virtue of his or her status as an officer or director of Taseko.

          In connection with the Arrangement and because Jinchuan Group is an affiliate of Continental and has other legal relationships pursuant to a 2007 Framework Agreement, Continental, the Acquiror and Jinchuan Group will file with the SEC a transaction statement under Section 13(e) of the 1934 Act and Rule 13e-3 (the “Schedule 13E-3”) thereunder, which transaction statement will incorporate by reference certain portions of this Circular. A copy Schedule 13E-3 can be downloaded from www.sec.gov.

          Canadian Securities Laws

          Special Transaction Rules

          Since Continental is a reporting issuer in the Province of Ontario and since it has securities listed on the TSXV, the Arrangement is subject to Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”). MI 61-101 is intended to regulate certain transactions to ensure that all securityholders are treated in a manner that is fair, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to “business combinations” (as such term is defined in MI 61-101). The Arrangement is a business combination under MI 61-101 because (i) it may involve the termination of certain shareholder interests in Continental without such shareholders’ consent; (ii) a related party of Continental will, as a consequence of the Arrangement, indirectly acquire Continental.

          Minority Approval

          MI 61-101 requires that, in addition to any other required securityholder approval, a business combination is subject to “minority approval” (as such term is defined in MI 61-101). In relation to the Arrangement, the “minority” shareholders of Continental are all holders of Common Shares, Options or Preferred Shares other than (i) Continental, (ii) any interested party to the Arrangement within the meaning of MI 61-101, (iii) any related party to such interested party within the meaning of MI 61-101 (subject to the exceptions set out therein), and (iv) any person that is a joint actor with a person referred to in the foregoing clauses (ii) or (iii) for the purposes of MI 61-101. Jinchuan Group and the Acquiror are interested parties in connection with the Arrangement and the 18,000,000 Common Shares held by them will be excluded for purposes of determining “minority approval”.

          Formal Valuation Requirements

          MI 61-101 requires in certain circumstances that an issuer carrying out a business combination obtain a formal valuation prepared by an independent valuator. Pursuant to Section 4.4(1) of MI 61-101, the Arrangement is not a prescribed class of business combination for which a formal valuation is required pursuant to MI 61-101 as Continental is listed on the TSXV.

          Prior Valuations and Prior Offers

          Neither Continental nor to the knowledge of Continental, after reasonable inquiry, any director or senior officer of Continental has knowledge of any “prior valuation” (as defined in MI 61-101) in respect of Continental that has been made in the 24 months before the date of this Circular. Except as described in this Circular, Continental has not received any bona fide prior offer during the 24 months before the date of the Arrangement Agreement that relates to the subject matter of or is otherwise relevant to the Arrangement.

          GENERAL INFORMATION

          Market Prices of Continental Common Shares

          The Common Shares are (a) listed on the TSXV and trade under the symbol KMK, and (b) quoted on the OTC BB and trade under the symbol “KMKCF”. The Preferred Shares have been listed on TSXV since October 12, 2010 and trade under the symbol “KMK.PR.A”

          The following is a summary of the high and low prices of the Common Shares on the TSXV and the OTC BB:

TSX VENTURE EXCHANGE: KMK				OTC-BB: KMKCF
Trading in Canadian Dollars				Trading in United States dollars
	High	Low	Average		High	Low	Average
			volume				volume
	(C$)	(C$)	thousands		(US$)	(US$)	thousands
By Quarter				By Quarter

Calendar 2009				Calendar 2009
1st Quarter	0.60	0.33	55	1st Quarter	0.52	0.27	52
2nd Quarter	1.25	0.56	141	2nd Quarter	1.15	0.45	89
3rd Quarter	1.33	0.91	138	3rd Quarter	1.23	0.79	44
4th Quarter	2.32	1.15	401	4th Quarter	2.20	1.05	182

Calendar/Month 2010				Calendar 2010
1st Quarter	2.30	1.91	243	1st Quarter	2.23	1.80	86
2nd Quarter	2.40	1.92	184	2nd Quarter	2.40	1.85	112
3rd Quarter	2.58	1.81	459	3rd Quarter	2.55	1.74	145
October 2010	2.58	2.56	508	October 2010	2.55	2.46	111
November 2010	2.58	2.50	301	November 2010	2.56	2.44	57
December 2010	2.61	2.50	372	December 2010	2.63	2.46	75
January 1 to 17, 2011	2.62	2.60	214	January 1 to 17, 2011	2.65	2.57	110

          The following is a summary of the high and low prices of the Preferred Shares on the TSX Venture Exchange:

          TSX VENTURE EXCHANGE: KMK.PR.A

          Trading in Canadian Dollars

	High	Low	Average
			volume
	(C$)	(C$)	thousands
October 13 to 31	3.00	1.00	159
November	2.85	1.93	39
December 2010	2.60	2.01	12
January 1 to 17, 2011	2.91	2.28	20

          Changes in Share Capital

          From September 30, 2009 to December 31, 2010, Continental issued a total of 25,535,086 Common Shares pursuant to (i) private placements of an aggregate of 23,364,486 Common Shares on October 16, 2009 at a price of $1.07 per share for gross proceeds of $25 million and (ii) the exercise of Options. As at December 31, 2010, Continental had outstanding Options to purchase up to 11,075,000 Continental Common Shares at prices ranging from $1.05 to $2.23. Continental has never paid a dividend on the Common Shares or the Preferred Shares.

          Prior Sales

          For the period commencing September 30, 2009 and ending December 31, 2010, Continental issued the following Common Shares:

Note	Month	Issue price per security	Number of common shares issued
Issued upon private placement	October 2009	$1.07	23,364,486
Issued upon the exercise of share purchase options	October 2009	$0.79	60,000
		$1.32	5,000
	November 2009	$0.79	30,000
		$1.05	8,200
		$1.32	80,900
	December 2009	$1.05	2,100
		$1.32	8,000
	February 2010	$1.05	22,700
		$1.32	28,000
		$1.61	200,000
	May 2010	$1.05	42,000
		$1.32	172,100
		$1.68	5,000
	June 2010	$1.05	42,900
		$1.32	129,000
	July 2010	$1.05	5,600
		$1.32	89,000

Note	Month	Issue price per security	Number of common shares issued
	August 2010	$1.32	10,000
		$1.68	15,000
	September 2010	$0.79	70,000
		$1.05	148,500
		$1.32	69,000
		$1.68	70,000
	October 2010	$0.79	40,000
		$1.05	152,900
		$1.32	216,900
		$1.68	30,000
	November 2010	$1.05	105,300
		$1.32	88,500
		$1.68	5,000
	December 2010	$1.05	210,000
		$1.32	9,000
Total shares issued during the period not above			25,535,086

          Auditors

          KPMG LLP has been the auditor of Continental for at least the last fifteen years. Neither of the reports on the financial statements of Continental for the past two years contained an adverse opinion or a disclaimer of an opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. During the two most recent fiscal years and the subsequent interim period, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

          Indebtedness of Directors and Executive Officers

          None of the directors or executive officers of Continental and none of the associates or affiliates of any of them, were indebted to Continental or its subsidiaries at the end of the last completed financial year.

          Interest of Informed Persons in Material Transactions

          To the knowledge of management of Continental, no informed person (a director, officer or holder of 10% or more of the Common Shares) or any associate or affiliate of any informed person had any interest in any transaction which has materially affected or would materially affect Continental or any of its subsidiaries during the year ended December 31, 2010, or has any interest in any material transaction in the current year other than as set out herein.

          LEGAL MATTERS

          Certain legal matters relating to this Circular will be reviewed on behalf of Continental by McMillan LLP, and on behalf of Jinchuan Group and the Acquiror by Blake Cassels & Graydon LLP. As of the date hereof, the partners and associates of McMillan LLP and Blake Cassels & Graydon LLP as a group beneficially owned, directly or indirectly, less than 1% of the issued Common Shares.

          ADDITIONAL INFORMATION

          Financial information is provided in the annual audited consolidated financial statements of Continental for the fiscal years ended December 31, 2009 and 2008 and the related Management’s Discussion and Analysis, which have been filed on SEDAR at www.sedar.com.

          Additional information relating to Continental may be obtained from SEDAR. Security holders may obtain copies of the annual audited consolidated financial statements of Continental for the fiscal years ended December 31, 2009 and 2008 and the related Management’s Discussion and Analysis upon request to the Company by contacting Investor Relations, for Continental at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, or by telephone at (604) 684-6365.

          OTHER MATTERS

          The Continental Board is not aware of any other matters that will come before the Meeting as of the date of mailing of this Circular.

          DIRECTORS’ APPROVAL

          The contents and the sending of the Notice of Meeting and this Circular have been approved by the Continental Board.

          DATED at Vancouver, British Columbia, Canada, January 17, 2011.

ON BEHALF OF THE BOARD OF DIRECTORS OF
CONTINENTAL MINERALS CORPORATION

“David J. Copeland”

David J. Copeland
President and Chief Executive Officer

          APPENDIX A

          FORM OF ARRANGEMENT RESOLUTION

          RESOLUTION OF THE SECURITYHOLDERS OF CONTINENTAL MINERALS CORPORATION (the “Company”)

          BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

          The arrangement (as may be modified or amended, the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving the Company and its shareholders, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the “Plan of Arrangement”) attached as Appendix B to the Management Information Circular of the Company dated January 17, 2011 (the “Information Circular”), is hereby authorized, approved and agreed.

2.

          The Amended and Restated Arrangement Agreement dated January 17, 2011 among Jinchuan Group Ltd., JinQing Mining Investment Limited and the Company, as may be amended from time to time (the “Arrangement Agreement”), the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder be, and they are hereby confirmed, ratified, authorized and approved.

3.

          Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company be, and they are hereby, authorized and empowered without further approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

4.

          Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

          APPENDIX B

          FORM OF PLAN OF ARRANGEMENT

          PLAN OF ARRANGEMENT UNDER
          THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

          ARTICLE 1
          INTERPRETATION

          1.1          In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“Affiliate” has the meaning ascribed thereto in the BCBCA;

(b)

          “Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set forth in this Plan of Arrangement and any amendment, variation or supplement thereto made (i) in accordance with Section 7.1 of the Arrangement Agreement, (ii) in accordance with Section 6.1 hereof, or (iii) at the direction of the Court in the Final Order;

(c)

          “Arrangement Agreement” means the amended and restated arrangement agreement dated January 17, 2011 among Continental, Jinchuan and Subco to which this Plan of Arrangement is attached as Schedule C, as the same may be supplemented or amended from time to time;

(d)

          “Arrangement Resolution” means the resolution, approving the Plan of Arrangement to be considered at the Continental Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement to be approved in the manner specified in the Interim Order;

(e)	“Assisted Optionholders” means those Optionholders who have executed an Optionholders Support and Assistance Agreement and are therefore receiving Option Exercise Financial Assistance;

(f)	“BCBCA” means the Business Corporations Act (British Columbia) including all regulations made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

(g)	“BCSA” means the Securities Act (British Columbia) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

(h)

          “Business Day” means any day on which commercial banks are generally open for business in Jinchang, Gansu, PRC and Vancouver, British Columbia other than a Saturday, a Sunday or a day observed as a holiday in Jinchang, Gansu, PRC or in Vancouver, British Columbia under applicable Laws;

(i)	“CDS” means CDS Clearing and Depositary Services Inc.;

(j)	“certified funds” means immediately payable Canadian dollar funds represented by a banker’s draft or confirmation of wiring executed by one of the four largest Canadian chartered banks;

(k)	“Certified List” has the meaning ascribed to such term in Section 3.1(b);

(l)

          “Circular” means the notice of the Continental Meeting and accompanying management proxy circular including all schedules and exhibits thereto, to be sent by Continental to the Continental Securityholders in connection with the Continental Meeting;

(m)

          “Closing Certificate” means a certificate in the form attached hereto as Schedule A which, when signed by an authorized representative of each of the Parties, will constitute acknowledgement by the Parties that this Plan of Arrangement has been implemented to their respective satisfaction;

(n)	“Continental” means Continental Minerals Corporation, a corporation incorporated under the laws of the Province of British Columbia;

(o)	“Continental Common Shareholder” means a Holder of Continental Common Shares;

(p)	“Continental Common Shares” means the issued and outstanding common shares in the capital of Continental including the associated rights under the Rights Plan;

(q)

          “Continental Dividend” means any dividend declared payable by the Board of Directors of Continental, in its sole discretion, in respect of the Continental Common Shares pursuant to paragraph 3.1(c) hereof and which shall be declared in an amount and upon terms compliant with the terms and conditions of the Arrangement Agreement;

(r)	“Continental Meeting” means the meeting of the Continental Securityholders held for the purpose of considering and approving, among other things, the Arrangement Resolution;

(s)	“Continental Optionholder” means a holder of Continental Options;

(t)

          “Continental Option Price” means, with respect to each Continental Option, the exercise price per Continental Common Share of such option as specified in the option certificate representing such Continental Option or the option agreement between Continental and the Continental Optionholder relating thereto;

(u)	“Continental Options” means outstanding options (whether vested or unvested) to acquire Continental Common Shares granted under the Continental Share Option Plan or otherwise;

(v)	“Continental Preferred Shareholder” means a Holder of Continental Preferred Shares;

(w)	“Continental Preferred Shares” means the issued and outstanding preferred shares in the capital of Continental;

(x)	“Continental Securityholders” means the Holders of Continental Common Shares, Continental Preferred Shares and Continental Options;

(y)	“Continental Share Option Plan” means Continental’s share option plan in existence as of the date of the Arrangement Agreement;

(z)	“Court” means the Supreme Court of British Columbia;

(aa)	“CRA” means Canada Revenue Agency;

(bb)	“Depositary” means Computershare Investor Services Inc.;

(cc)	“Dissent Rights” has the meaning ascribed to such term in Section 4.1;

(dd)	“Dividend Record Date” means the Business Day immediately preceding the Effective Date;

(ee)	“Dissenting Shareholders” means Holders of Continental Common Shares who have duly and validly exercised their Dissent Rights pursuant to Article 4 and the Interim Order;

(ff)

          “Effective Date” means the date in Vancouver, British Columbia upon which all of the conditions to the completion of the Arrangement as set out in Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and each of Continental, Jinchuan and Subco shall have executed the Closing Certificate;

(gg)	“Effective Time” means the time on the Effective Date specified as the “Effective Time” on the Closing Certificate;

(hh)

          “Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(ii)	“Gibraltar” means Gibraltar Mines Ltd., a corporation incorporated under the laws of the Province of British Columbia;

(jj)	“Gibraltar Preferred Shares” means the 12,483,916 issued and outstanding preferred shares in the capital of Gibraltar currently held by Continental;

(kk)

          “Holder” means a registered holder of Continental Common Shares or Continental Preferred Shares, as the case may be, or any person who surrenders to the Depositary certificates representing such Continental Common Shares or Continental Preferred Shares duly endorsed for transfer to such person in accordance with the Letter of Transmittal;

(ll)	“Interim Order” means an order of the Court providing for, among other things, the calling and holding of the Continental Meeting, as such order may be amended, supplemented or varied by the Court;

(mm)	“In-Trust Certificate” has the meaning ascribed to such term in Section 3.1(b);

(nn)	“ITA” means the Income Tax Act (Canada);

(oo)	“Jinchuan” means Jinchuan Group Ltd., a corporation incorporated under the laws of PRC;

(pp)

          “Letter of Transmittal” means the form of letter of transmittal to be delivered by Continental to the Continental Common Shareholders and to the Continental Preferred Shares providing for the delivery of the Continental Common Shares and Continental Preferred Shares, respectively, to the Depositary;

(qq)	“Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, right of third parties or other charge or encumbrance whatsoever;

(rr)	“Newco” means 0896097 B.C. Ltd., a corporation incorporated under the laws of British Columbia and a wholly owned subsidiary of Continental;

(ss)	“Non-Resident Withholding” has the meaning ascribed to such term in paragraph 5.3(e);

(tt)

          “Notice of Dissent” means a notice of dissent duly and validly given by a Holder of Continental Common Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(uu)

          “Option Exercise Financial Assistance” means, in respect of each Unexercised Continental Option held by the Assisted Optionholders, the financial assistance provided by Continental in connection with the exercise price payable upon exercise thereof;

(vv)	“Option Exercise Lender” means the Person or Persons providing the Option Exercise Loan;

(ww)

          “Option Exercise Loan” means a secured loan to be made to Continental by the Option Exercise Lender in an amount equal to the aggregate exercise price of all of the Unexercised Continental Options held by Assisted Optionholders and made available by Continental for Option Exercise Financial Assistance;

(xx)	“Optionholders” means holders of Unexercised Continental Options and “Optionholder” means any one of them;

(yy)

          “Optionholders Support and Assistance Agreement” means the agreement pursuant to which an Optionholder agrees to support the Arrangement and in consideration thereof Continental agrees to provide Option Exercise Financial Assistance;

(zz)	“Parties” means Continental, Jinchuan, Newco and Subco, each of whom is deemed to be a party to this Plan of Arrangement.

(aaa)

          “Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions means this plan of arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made from time to time in accordance with the terms hereof, the Arrangement Agreement or made at the direction of the Court in the Final Order; and

(bbb)	“PRC” means the People’s Republic of China, excluding for purposes of this Agreement, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

(ccc)	“Residency Declaration” has the meaning ascribed to such term in paragraph 5.3(e);

(ddd)

          “Rights Plan” means the shareholder rights plan of Continental established pursuant to the shareholder rights plan agreement dated as of May 1, 2009 between Continental and Computershare Trust Company of Canada, as rights agent;

(eee)	“Section 116 Certificate” has the meaning ascribed to such term in paragraph 5.3(e);

(fff)	“Subco” means JinQing Mining Investment Limited, a corporation incorporated under the laws of the Province of British Columbia and wholly owned, directly or indirectly, by Jinchuan;

(ggg)	“Taseko” means Taseko Mines Limited, a corporation incorporated under the laws of the Province of British Columbia;

(hhh)

          “Taseko Agreement” means the agreement entered into between Continental, Newco, Taseko and Gibraltar Mines Ltd. dated December 17, 2010 whereby the Gibraltar Preferred Shares will be transferred and sold to Taseko by Continental in consideration of allotment and issuance to Continental of the Taseko Exchange Shares, which share shall thereupon be dealt with by Newco as contemplated herein;

(iii)	“Taseko Exchange Shares” means the Taseko Shares to be issued to Continental under the Taseko Agreement which, in the aggregate, will be 6,277,000 Taseko Shares;

(jjj)	“Taseko Shares” means common shares in the capital of Taseko;

(kkk)	“TSXV” means the TSX Venture Exchange; and

(lll)	“Unexercised Continental Options” means all Continental Options which are unexercised immediately before the Effective Time.

1.2	Interpretation Not Affected by Headings, etc.

          The division of this Plan of Arrangement into Articles, Sections paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3	Number and Gender

          In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa. Words importing gender include all genders.

1.4	Date of Any Action

          In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time

          Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

1.6	Currency

          Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

          ARTICLE 2
          EFFECT OF THE ARRANGEMENT

          2.1          The Arrangement shall be binding upon Continental, the Continental Common Shareholders, the Continental Preferred Shareholders, the Continental Optionholders, Newco and Subco as and from the Effective Time.

          ARTICLE 3
          ARRANGEMENT

3.1	Arrangement Steps

          At the Effective Time, without any further act or formality, each of the events set out below shall occur and be deemed to occur in the following sequence:

(a)

          any Option Exercise Loan proceeds provided by the Option Exercise Lender shall be delivered to the Depositary and shall be held by the Depositary in trust solely for the benefit of the Option Exercise Lender until immediately before the Effective Time.

(b)

          all Unexercised Continental Options held by Assisted Optionholders in respect of which the Option Exercise Loan proceeds therefor have been delivered to the Depositary in certified funds at or prior to the Effective Time shall be deemed validly exercised for the amount of the Option Exercise Loan and Continental shall issue to the Depositary a single Common Share certificate registered in the name of the Depositary in trust for the Assisted Optionholders for the number of Continental Common Shares issuable upon exercise of such Unexercised Continental Options held by the Assisted Optionholders (the “In-Trust Certificate”). At the time of issuance of the treasury order, the Depositary shall be provided with a certified list (the “Certified List”) certified by an officer of Continental which lists the Assisted Optionholders, the number of Continental Common Shares to be acquired by each Assisted Optionholder and which directs the Depositary as to how the purchase proceeds for such Assisted Optionholder’s Continental Common Shares shall be disbursed by the Depositary after the Effective Time subsequent to the sale of such Continental Common Shares pursuant to Section 3.1(j), including for greater certainty, a direction as to the amounts to be paid to the Option Exercise Lender, to be withheld and paid to Continental for remittance pursuant to the ITA and similar applicable provincial and territorial legislation, and to be paid to the Assisted Optionholders. The Certified List shall have appended thereto a completed Optionholders Support and Assistance Agreement for each Assisted Optionholder and the Certified List shall be provided to Subco for approval, acting reasonably, prior to the Effective Date. Payment according to the Certified List shall be deemed for all purposes to be full satisfaction by Subco and the Depositary of any obligation in respect of the In-Trust Certificate and  the Continental Common Shares represented thereby and acquired by Subco hereunder. At the Effective Time, upon such deemed exercise of the Unexercised Continental Options, the Option Exercise Loan proceeds delivered to the Depositary shall be deemed to held by the Depositary for Continental.

(c)

          The Board of Directors of Continental may, in its sole discretion, declare the Continental Dividend on each of the issued and outstanding Continental Common Shares to Holders of record as of the close of business on the Dividend Record Date and also to the Holders consequent upon the exercise of Unexercised Continental Options using the funds of the Option Exercise Loan pursuant to paragraph 3.1(b), such dividend, if declared, to be paid, subject to paragraph 5.2(f) hereof, by the Depositary mailing a cheque to the Holders (or in the case of Continental Common Shares held by CDS, by payment by the Depositary to CDS) within five Business Days of the Dividend Record Date, from the aggregate Option Exercise Loan proceeds delivered to the Depositary pursuant to paragraph 3.1(b), which, if insufficient to pay the Continental Dividend, shall be augmented by delivery from Continental to the Depositary at or prior to the Effective Time of such additional certified funds as are necessary to pay the Continental Dividend in whole (or, if the Option Exercise Loan proceeds from pursuant to paragraph 3.1(b) hereof exceed the amount required to pay the Continental Dividend, then the excess amount shall be held by the Depositary until after the Effective Time whereupon it will deliver such excess to Continental or as Continental may otherwise direct at such time).

(d)

          the 12,483,916 Gibraltar Preferred Shares held by Continental shall be transferred to Taseko in exchange for the transfer to Continental of the Taseko Exchange Shares pursuant to the Taseko Agreement, so that (i) Taseko shall become the registered and beneficial owneBr, free and clear of any Liens, of the Gibraltar Preferred Shares so transferred and (ii) Continental shall become the registered and beneficial owner, free and clear of any Liens, of the Taseko Exchange Shares;

(e)

          the Taseko Exchange Shares transferred to Continental pursuant to subparagraph 3.1(d) shall be transferred to Newco in exchange for the issue to Continental of 1,000 common shares in the capital of Newco (the “Newco Shares”), so that (i) Newco shall become the registered and beneficial owner, free and clear of any Liens, of the Taseko Exchange Shares and (ii) Continental shall become the registered and beneficial owner, free and clear of any Liens, of the Newco Shares;

(f)

          all issued and outstanding Continental Preferred Shares shall be transferred to Newco in exchange for the transfer to the Holders of the Continental Preferred Shares, subject to Section 5.3 hereof, of 0.5028 Taseko Exchange Shares for each Continental Preferred Share so transferred and provided that for each Holder (each account shall be deemed one Holder unless the Depositary otherwise concludes in its discretion), only one fractional Taseko Exchange Share shall be rounded (all fractional shares of 0.5 or less to be rounded downwards to the nearest whole share), so that (i) Newco shall become the registered and beneficial owner, free and clear of any Liens, of the Continental Preferred Shares so transferred and (ii) the former Holders of the Continental Preferred Shares shall become the registered and beneficial owners, free and clear of any Liens, of the Taseko Exchange Shares. By way of illustration, subject to Section 5.3 hereof, a Holder of 9,500 Preferred Shares will receive 4,777 Taseko Exchange Shares;

(g)

          with respect to each Continental Preferred Share transferred to Newco pursuant to paragraph 3.1(f) hereof, the former Holder of each such Continental Preferred Share shall cease to be the Holder thereof and

(i)	such Holder’s name shall be removed from the register of Continental Preferred Shares with respect to such Continental Preferred Shares as of the time of the transfer described in paragraph 3.1(f) and

(ii)	Newco’s name shall be entered in the register of Continental Preferred Shares with respect to such Continental Preferred Shares as of the time of the transfer described in paragraph 3.1(f);

(h)

          each of the outstanding Continental Common Shares held by Dissenting Shareholders who duly exercise the Dissent Rights shall be irrevocably transferred to Subco (free and clear of any Liens) and such Dissenting Shareholders shall cease to have any rights as Holders of Continental Common Shares other than the right to be paid the fair value of their Continental Common Shares in accordance with Article 4;

(i)	at the same time as the step contemplated by paragraph 3.1(h), with respect to each Continental Common Share so transferred to Subco:

(i)

          the Dissenting Shareholder who was the registered holder of such Continental Common Share immediately prior to the Effective Time shall cease to be the Holder of such Continental Common Share and such Dissenting Shareholder’s name shall be removed from the register of Continental Common Shares with respect to such Continental Common Share; and

(ii)

          legal and beneficial title to such Continental Common Share shall vest in Subco and Subco shall be the legal and beneficial owner (free and clear of any Liens) of such Continental Common Share and shall be entered in the register of Continental Common Shares as the sole holder thereof;

(j)

          each issued and outstanding Continental Common Share (including, for the avoidance of doubt, Continental Common Shares issued pursuant to paragraph 3.1(b) but excluding any Continental Common Shares held by Dissenting Shareholders which are transferred to Subco pursuant to paragraph 3.1(h) and excluding any Continental Common Shares held by Subco or any Affiliate of Subco immediately prior to the Effective Time) shall be transferred to Subco (free and clear of any Liens) in exchange, subject to Section 5.2 hereof, for $2.60 per Continental Common Share:

(k)	at the same time as the step contemplated by paragraph 3.1(j), with respect to each Continental Common Share so transferred to Subco:

(i)

          the Holder of each such Continental Common Share shall cease to be the Holder of such Continental Common Share and such Holder’s name shall be removed from the register of Continental Common Shares with respect to such Continental Common Shares; and

(ii)

          legal and beneficial title to such Continental Common Share shall vest in Subco and Subco shall be the legal and beneficial owner (free and clear of any Liens) of such Continental Common Share and shall be entered in the register of Continental Common Shares as the Holder thereof; and

(l)

          all Continental Options which remain unexercised following completion of the transactions contemplated by paragraph 3.1(b), if any, shall be surrendered and cancelled in exchange for, in respect of each Continental Option so surrendered and cancelled, the greater of (i) $0.01 or (ii) the amount, if any, by which $2.60 exceeds the Continental Option Price in respect of such Continental Option, subject to Section 5.4 hereof.

3.2	Letter of Transmittal

          The forms of Letter of Transmittal to be used in connection with the Continental Common Shares and in connection with the Continental Preferred Shares shall be prepared by Subco and shall be sent by Continental to each holder of record of Continental Common Shares and Continental Preferred Shares together with the Circular.

          ARTICLE 4
          DISSENT RIGHTS

4.1	Dissent Rights

          A Holder of Continental Common Shares may exercise dissent rights (“Dissent Rights”) conferred by the Interim Order in connection with the Arrangement in the manner set out in Division 2 of Part 8 of the BCBCA, as modified by this Article 4 and the Interim Order, provided the Notice of Dissent is received by Continental by no later than 4:00 p.m. (Vancouver time) on the date which is two Business Days prior to the date of the Continental Meeting. Without limiting the generality of the foregoing, Holders of Continental Common Shares who duly exercise such Dissent Rights and who are ultimately determined to be entitled to be paid fair value for their Continental Common Shares shall be deemed to have transferred such Continental Common Shares, as of the Effective Time, without any further act or formality to Subco in consideration of a payment of cash by Subco equal to such fair value. In no case shall Continental or Subco be required to recognize such Holders as Continental Shareholders at and after the Effective Time, and the names of such Holders shall be removed from Continental’s register of Continental Common Shares as of the Effective Time. For avoidance of doubt, Holders of Preferred Shares shall not be entitled to any Dissent Rights.

4.2	Rights of Dissenting Shareholders

          In the event a Holder of Continental Common Shares gives a Notice of Dissent but is not entitled, for any reason, to be paid the fair value of the Continental Common Shares in respect of which the Notice of Dissent was given as contemplated in Division 2 of Part 8 of the BCBCA and the Interim Order, such Holder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Continental Common Shareholder.

          ARTICLE 5
          MECHANICS OF THE ARRANGEMENT

5.1	Payment of the Continental Dividend

          If the Option Exercise Loan proceeds provided for the exercise of Continental Options pursuant to paragraph 3.1(b) are insufficient to pay the Continental Dividend, if any, Continental shall deposit with the Depositary at or prior to the Effective Time, for the benefit of the Holders of all issued and outstanding Continental Common Shares issued following completion of the transactions contemplated by paragraph 3.1(b), additional certified funds in an amount sufficient to enable payment in full of the Continental Dividend.

5.2	Exchange of Continental Common Shares

(a)

          At or prior to the Effective Time, Subco shall deposit with the Depositary, for the benefit of the Holders of Continental Common Shares (including, for the avoidance of doubt, Continental Common Shares issued pursuant to paragraph 3.1(b) but excluding any Continental Common Shares held by Dissenting Shareholders which are transferred to Subco pursuant to paragraph 3.1(h) and excluding any Continental Common Shares held by Subco or any Affiliate of Subco immediately prior to the Effective Time), certified funds in an amount equal to the aggregate consideration to be received by Holders of Continental Common Shares pursuant to paragraph 3.1(j).

(b)

          At the Effective Time, the first Continental Common Shares to be paid for shall be deemed to be those of the Assisted Optionholders and the proceeds of those Continental Common Shares shall be promptly and unconditionally paid by the Depositary on the Effective Date from the funds referred to in paragraph 5.2(a) firstly to the Option Exercise Lender, secondly the withholding amount due thereon shall be paid to Continental and thirdly the balance paid to the Assisted Optionholders, all in accordance with and as set forth on the Certified List.

(c)

          Thereafter and as soon as practicable following the later of the Effective Time and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificates representing Continental Common Shares or other documentation as provided in the Letter of Transmittal, Subco shall cause the Depositary, except with respect to Assisted Optionholders, to:

(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the Holder of such Continental Common Shares at the address specified in the applicable Letter of Transmittal; or

(ii)	if requested by the Holder of such Continental Common Shares in the applicable Letter of Transmittal, make available at the offices of Depositary for pick-up by the Holder; or

(iii)

          if the applicable Letter of Transmittal neither specifies an address nor contains a request as described in (ii), forward or cause to be forwarded by first class mail (postage prepaid) to the Holder of such Continental Common Shares at the address of such Holder as shown on the share register maintained by Continental as at the Effective Time, a cheque representing the cash payment payable to the Holder of such Continental Common Shares as determined in accordance with the provisions hereof less any amounts withheld pursuant to Section 5.2(f). Notwithstanding the foregoing, the Depositary shall immediately after the Effective Time transfer to Subco the Common Shares issued pursuant to paragraph 3.1(b) so that neither a certificate nor a Letter of Transmittal need be surrendered by the Holder of Continental Common Shares issued pursuant to paragraph 3.1(b) in order for such Holder to receive the cash which such Holder is entitled to receive pursuant to paragraph 3.1(b) provided such Holder delivers to the Depositary a completed Acknowledgement and Direction in the form to be prepared by Subco and sent by Continental to each Continental Optionholder together with the Optionholders Support and Assistance Agreement.

(d)

          No Holder of Continental Common Shares shall be entitled to receive any consideration with respect to Continental Common Shares other than the cash payment which they are entitled to receive in accordance with Article 3 hereof and, for greater certainty, no Holder of Continental Common Shares will be entitled to receive any interest, dividends, premium or other payment in connection therewith other than the Continental Dividend.

(e)

          Until such time as a former Holder of Continental Common Shares complies with the provisions of paragraph 5.2(c), the cash payment to which such Holder is entitled shall, following the Effective Time and until the date specified in paragraph 5.2(g), be held in trust by the Depositary for such Holder for delivery to the Holder, without interest and net of all applicable withholding and other taxes, if any, upon delivery of the Letter of Transmittal and the certificates representing the Continental Common Shares in accordance with paragraph 5.2(c).

(f)

          Continental, Subco and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any former Continental Optionholder pursuant to paragraph 3.1(l) hereof or any Holder of Continental Common Shares pursuant to paragraph 3.1(b) hereof such amounts as Continental, Subco or the Depositary are required to deduct and withhold with respect to such payment (or in the case of a Continental Optionholder, with respect to the exercise of such Continental Option) under the ITA, or any applicable provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Continental Optionholder or the Holder of the Continental Common Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The Depository shall not be required to forward dividend payments to any Holders which are entitled to a dividend amount of $50 or less where such Holders represent an account which is maintained by the Depository as a “suppressed” account,  meaning one for which mail has been returned more than once. Any such Holders shall be  entitled to receive their dividend payment upon reasonable proof of entitlement being provided to the Depository subject to the following paragraph.

(g)

          Any certificate which immediately prior to the Effective Time represented outstanding Continental Common Shares that were exchanged pursuant to paragraph 3.1(j) (or an affidavit of loss and bond or other indemnity pursuant to Section 5.5) not duly surrendered on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature against Subco or Continental by the former Holder of such Continental Common Shares. On such date, all cash to which the former Holder of such Continental Common Shares was otherwisentitled, including any dividend amount, shall be deemed to have been surrendered for no consideration to Subco and shall be returned to Subco (or a successor to Subco) in accordance with Jinchuan’s instructions.

5.3	Exchange of Continental Preferred Shares

(a)

          At or prior to the Effective Time, Newco shall deposit with the Depositary, for the benefit of the Holders of the Continental Preferred Shares, such number of Taseko Exchange Shares as is sufficient for the exchange of each Continental Preferred Share issued and outstanding immediately prior to the Effective Time for 0.5028 Taseko Exchange Shares in accordance with paragraph 3.1(f).

(b)

          As soon as practicable following the later of the Effective Time and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificates representing Continental Preferred Shares or other documentation as provided in the Letter of Transmittal, Newco shall cause the Depositary to:

(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the Holder of such Continental Preferred Shares at the address specified in the applicable Letter of Transmittal; or

(ii)	if requested by the Holder of such Continental Preferred Shares in the applicable Letter of Transmittal, make available at the offices of the Depositary for pick up by the Holder; or

(iii)

          if the applicable Letter of Transmittal neither specifies an address nor contains a request as described in (ii), forward or cause to be forwarded by first class mail (postage prepaid) to the Holder of such Continental Preferred Shares at the address of such Holder as shown on the share register maintained by Continental as at the Effective Time, certificates representing the number of Taseko Exchange Shares to which such Holder of Continental Preferred Shares is entitled in accordance with the provisions hereof.

(c)

          No Holder of Continental Preferred Shares shall be entitled to receive any consideration with respect to Continental Preferred Shares other than the Taseko Exchange Shares to which such Holder is entitled in accordance with Article 3 hereof and, for greater certainty, no Holder of Continental Preferred Shares will be entitled to receive any interest, dividends, premium or other payments in connection therewith.

(d)

          Until such time as a former Holder of Continental Preferred Shares complies with the provisions of paragraph 5.3(b), the Taseko Exchange Shares to which such Holder is entitled shall, following the Effective Time and until the date specified in paragraph 5.3(f) will be held by the Depositary in trust for such Holder for delivery to the Holder, without interest and net of all applicable withholding and other taxes, if any, upon delivery of the Letter of Transmittal and the certificates representing the Continental Preferred Shares in accordance with paragraph 5.3(b).

(e)

          Continental, Subco, Newco and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Holder of Continental Preferred Shares pursuant to paragraph 3.1(f) such amounts as Continental, Subco, Newco or the Depositary are required to deduct and withhold with respect to such payment under the ITA, or any applicable provision of federal, provincial, state, local or foreign tax law, in each case, as such law or laws are amended and interpreted in good faith by Continental, Subco, or Newco. To the extent that any amounts are so withheld, such withheld amount shall be treated for all purposes hereof as having been paid to the Holder of the Continental Preferred Shares in respect of which such deduction or withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. In particular, the following provisions shall be applicable to any transfer of Taseko Exchange Shares to Holders of Continental Preferred Shares pursuant to paragraph 3.1(f):

(i)

          each Holder of Continental Preferred Shares that is a resident of Canada within the meaning of the ITA shall be required to deliver to Newco a Canadian residency declaration (the “Residency Declaration”) to that effect. The Residency Declaration will be included in the Letter of Transmittal;

(ii)

          in the event a Holder of Continental Preferred Shares does not deliver such a Residency Declaration to Newco and such Continental Preferred Shareholder does not deliver to Newco a certificate under Section 116 of the ITA (a “Section 116 Certificate”) or other evidence satisfactory to Subco in its reasonable discretion such as, but not limited to, a letter from Canada Revenue Agency, allowing for the exchange of the Continental Preferred Shares for Taseko Exchange Shares free of any obligation on the part of Newco to withhold and remit any withholding taxes, the following shall apply:

(A)

          Newco and the Depositary shall be entitled to (1) retain the Taseko Exchange Shares otherwise to be delivered to any such Holder of Continental Preferred Shares and (2) after 14 calendar days from the Effective Date, sell such number of retained Taseko Shares, for and on behalf of the such Holder of Continental Preferred Shares, as soon as practicable after the Effective Date, so as to realize net proceeds (gross proceeds from the sale of such Taseko Exchange Shares less reasonable expenses incurred in connection therewith) equal to the amount that Newco reasonably believes it is required to deduct and withhold (the “Non-Resident Withholding”) with respect to such payment under the ITA or any applicable provision of federal, provincial, state, local or foreign tax law, in each case, as amended;

(B)

          Newco and/or the Depositary shall not be obligated to seek or obtain a minimum price for any sale of Taseko Exchange Shares. Such Taseko Exchange Shares shall be sold over the facilities of the Toronto Stock Exchange. None of Continental, Newco, Subco or the Depositary shall be liable for any loss arising out of any such sales or any loss arising from a delay in transferring Taseko Exchange Shares to such Holder of Continental Preferred Shares;

(C)

          Newco shall cause the Depositary to forward to such former Holder of Continental Preferred Shares any Taseko Exchange Shares that are not required to be sold by Newco in order to fund the Non-Resident Withholding;

(D)

          On receipt of a Section 116 Certificate allowing for the exchange of the Continental Preferred Shares for Taseko Exchange Shares free of any obligation on the part of Newco to withhold and remit any withholding taxes on or before the date specified in paragraph (E) below, Newco shall cause the Depositary to remit the Non-Resident Withholding to the Continental Preferred Shareholder entitled thereto by cheque and, if any Taseko Exchange Shares of such Holder remain to be sold, to deliver certificates representing such Taseko Exchange Shares to such Holder;

(E)

          If a Residency Declaration, a Section 116 Certificate or other evidence satisfactory to Subco in its reasonable discretion, allowing for the exchange of the Continental Preferred Shares for Taseko Exchange Shares free of any obligation on the part of Newco to withhold and remit any withholding taxes has not been received by the 28th day following the last day of the month in which the Effective Date occurs or by such later date as agreed to with the Canadian Revenue Agency, Newco shall or shall cause the Depositary to remit the Non-Resident Withholding to the Receiver General of Canada; and

(F)

          Such Holder of Continental Preferred Shares shall be deemed to be the registered holder for all purposes as of the Effective Time of such number of Taseko Exchange Shares as such Holder is entitled to receive under Article 3 hereof. However, to the extent Taseko Exchange Shares have been retained and sold by Newco or the Depositary on behalf of such Holder of Continental Preferred Shareholders in accordance with this paragraph 5.3(e), such Holder shall be deemed to be the registered holder of such Continental Preferred Shares only until such Taseko Exchange Shares are sold by Newco or the Depositary on behalf of such Holder pursuant to this paragraph 5.3(e). In addition, such Holder will have no right to sell any Taseko Exchange Shares withheld by Newco or the Depositary unless and until such Taseko Exchange Shares are transferred to such Holder after Newco determines that it is not necessary for Newco or the Depositary to sell those Taseko Exchange Shares to satisfy the Non-Resident Withholding. All dividends paid or other distributions made on or after the Effective Time on or in respect of any Taseko Exchange Shares which such Holder is entitled to receive pursuant to this Plan of Arrangement, but for which a certificate has not yet been delivered to such Holder in accordance with this Section, shall be paid or made to such Holder when such certificate is delivered to such Holder in accordance with Section 5.3(b).

(f)

          Any certificate which immediately prior to the Effective Time represented outstanding Continental Preferred Shares that were exchanged pursuant to paragraph 3.1(f) (or an affidavit of loss and bond or other indemnity pursuant to Section 5.5) not duly surrendered on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature against Newco or Continental by the former Holder of such Continental Preferred Shares. On such date, all Taseko Exchange Shares to which the former Holder of such Continental Preferred Shares was entitled shall be deemed to have been surrendered for no consideration to Newco (or a successor to Newco) in accordance with Jinchuan’s instructions.

5.4	Exchange of Continental Options for other than Assisted Optionholders

(a)

          At or prior to the Effective Time, Subco shall deposit with the Depositary, for the benefit of Continental Optionholders whose Continental Options have not been exercised pursuant to paragraph 3.1(b), certified funds in an amount equal to the aggregate consideration to be received by Continental Optionholders pursuant to paragraph 3.1(l). Notwithstanding any other provision of this Plan of Arrangement, neither a certificate nor a Letter of Transmittal need be surrendered by a Continental Optionholder in order for such Holder to receive the cash which such Continental Optionholder is entitled to receive pursuant to paragraph 3.1(l) provided such Continental Optionholder delivers to the Depositary a completed Option Surrender Acknowledgement in the form to be prepared by Subco and sent by Continental to each Continental Optionholder together with the Optionholders Support and Assistance Agreement.

(b)

          Continental, Subco and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of Continental Options pursuant to paragraph 3.1(l) such amounts as Continental, Subco or the Depositary are required to deduct and withhold with respect to such payment under the ITA, or any applicable provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Continental Options in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.5	Lost Certificates

(a)

          If any certificate which immediately prior to the Effective Time represented one or more outstanding Continental Preferred Shares that were acquired by Newco pursuant to paragraph 3.1(f) or Continental Common Shares that were acquired by Continental in accordance with paragraph 3.1(j) has been lost, stolen or destroyed prior to surrender to the Depositary, upon the making of an affidavit of that fact by the former Holder of Continental Preferred Shares or Continental Common Shares, as the case may be, claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver, in exchange for such lost, stolen or destroyed certificate, the certificate representing the Continental Preferred Shares or Continental Common Shares, as the case may be, to which such holder is entitled to receive pursuant to paragraph 3.1(f) or 3.1(j) respectively. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the former Holder of Continental Preferred Shares or Continental Common Shares, as the case may be, to whom such certificate is to be delivered shall, as a condition precedent to the delivery of such certificate, indemnify Continental, Newco, Jinchuan, Subco and the Depositary, in a manner satisfactory to Jinchuan and the Depositary, against any claim that may be made against Continental, Newco, Jinchuan, Subco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

          ARTICLE 6
          AMENDMENT

6.1	Amendment of Plan of Arrangement

(a)

          Continental, Subco and Jinchuan reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that (i) any amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Continental Meeting, approved by the Court and communicated to Holders in the manner required by the Court (if so required), and (ii) upon delivery of the Option Exercise Loan proceeds to the Depositary, this Plan of Arrangement may not be amended, modified or supplemented without the prior written consent of the Option Exercise Lender.

(b)

          Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Continental, Subco or Jinchuan at any time prior to or at the Continental Meeting with or without any other prior notice or communication and, if so proposed and accepted by the Continental Securityholders voting at the Continental Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)

          Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Continental Meeting shall be effective only if it is consented to by Continental, Subco and Jinchuan (acting reasonably).

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(e)

          Notwithstanding the foregoing provisions of this Section 6.1, no amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

          ARTICLE 7
          FURTHER ASSURANCES

          7.1           Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to document or evidence any of the transactions or events set out herein.

          Schedule A (to Appendix B) - Closing Certificate

Re:	Arrangement Agreement as Amended and Restated January [17], 2011 among Continental Minerals Corporation, Jinchuan Group Ltd. and JinQing Mining Investment Limited (the “Arrangement Agreement”)

          Defined terms used but not defined in this certificate shall have the meaning ascribed thereto in the Arrangement Agreement.

          Each undersigned person hereby confirms that the undersigned is satisfied that the conditions precedent to its respective obligations to complete the Arrangement Agreement have been satisfied and that the Arrangement is completed as of __________(am/pm Pacific standard time) (the “Effective Time”) on _____________, 2011 (the “Effective Date”).

Jinchuan Group Ltd.	Continental Minerals Corporation

Name:	Name:
Title:	Title:

JinQing Mining Investment Limited	0896097 B.C. Ltd.

Name:	Name:
Title:	Title:

SUPREME COURT		SE110294
OF BRITISH COLUMBIA	APPENDIX C
VANCOUVER REGISTRY		No.
VANCOUVER REGISTRY
JAN 17 2011
ENTERED	IN THE SUPREME COURT OF BRITISH COLUMBIA
[LOGO]

          THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS
          CORPORATIONS ACT,           S.B.C. 2002, c. 57, AS AMENDED

          AND

          IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
          CONTINENTAL MINERALS CORPORATION, ITS SECURITYHOLDERS, 0896097 B.C.
          LTD., JINCHUAN GROUP LTD. and JINQING MINING INVESTMENT LIMITED

          CONTINENTAL MINERALS CORPORATION

          PETITIONER

          INTERIM ORDER

))	Monday, the
BEFORE))	17th day of January, 2011
))
MASTER Bouck

          ON THE APPLICATION of the Petitioner, Continental Minerals Corporation

[ ]	coming on for hearing at location of hearing (City or Town only) on date of hearing and on hearing title (and name) of party on whose behalf hearing was held or who filed the materials and title (and name) of party on whose behalf hearing was held or who filed the materials;

[ X ]	without notice coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on Monday, January 17, 2011 and on hearing Karen L. Carteri, counsel for the Petitioner;

[ ]	without a hearing and on reading the materials filed by title (and name) of party on whose behalf hearing was held or who filed the materials and title (and name) of party on whose behalf hearing was held or who filed the materials;

          THIS COURT ORDERS THAT:

          THE MEETING

1.

          Continental is authorized and directed to call, hold and conduct a special meeting (the "Meeting") of the holders of record of common shares ("Common Shareholders"), preferred shares ("Preferred Shareholders") and common share purchase options of Continental ("Option Holders") (collectively the "Continental Securityholders") to be held at 2:00 p.m. on or about Friday, February 18, 2011 at The Metropolitan Hotel, Cristal Room, Vancouver, British Columbia or at such other location in Vancouver, British Columbia to be determined by Continental provided that the Continental Securityholders have due notice of same.

2.

          At the Meeting, Continental Securityholders will, inter alia, consider, and if deemed advisable, approve one or more special resolutions (the "Arrangement Resolutions") adopting, with or without amendment, the arrangement (the "Arrangement") involving Continental, the Continental Securityholders, 0896097 B.C. Ltd., Jinchuan Group Ltd. and its subsidiary Jinqing Mining Investment Limited ("Subco") set forth in the plan of arrangement (the "Plan of Arrangement"), a copy of which is attached as Appendix B to the draft Information Circular (the "Information Circular"), which is attached as Exhibit "B" to the Affidavit #1 of Trevor Thomas sworn January 17, 2011 and filed herein.

3.	At the Meeting, Continental may also transact such other business as is contemplated by the Information Circular or as otherwise may be properly brought before the Meeting.

4.

          The Meeting will be called, held and conducted in accordance with the Notice of Meeting (the "Notice") to be delivered in substantially the form attached to and forming part of the Information Circular, and in accordance with the applicable provisions of the Business Corporations Act, (British Columbia), S.B.C. 2002, c.57, as amended (the "BCBCA"), the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, as amended (the "Securities Act"), and related rules and policies, the terms of this Interim Order (the "Interim Order") and any further Order of this Court, the rulings and directions of the Chairman of the Meeting, and, in accordance with the terms, restriction and conditions of the Articles of Continental, including quorum requirements and all other matters. To the extent of any inconsistency or discrepancy between this Interim Order and the terms of any of the foregoing, this Interim Order will govern.

          RECORD DATE FOR NOTICE

5.

          The record date for determination of the Continental Securityholders entitled to receive the Notice of the Meeting, Information Circular, this Interim Order, and forms of proxy (together, the "Meeting Materials") will be the close of business on January 14, 2011 (the "Record Date") or such other date as the directors of Continental may determine in accordance with the Articles of Continental, the BCBCA and the Securities Act, and disclosed in the Meeting Materials.

          NOTICE OF MEETING

6.

          The Meeting Materials, with such amendments or additional documents as counsel for Continental may advise are necessary or desirable, and that are not inconsistent with the terms of this Interim Order, will be sent at least 21 clear days before the date of the Meeting to the Continental Securityholders who are Continental Securityhoders on the Record Date and to brokerage intermediaries (the "Brokerage Intermediaries") on behalf of beneficial Continental Securityholders as of the Record Date, where applicable.

7.

          The Meeting Materials will be sent by prepaid ordinary mail addressed to each Continental Securityholder at his or her address as maintained by the registrar and transfer agent of Continental or by delivery of same by personal deliver, courier service or by electronic transmission to any such Continental Securityholder who identifies himself or herself to the satisfaction of Continental and who requests or accepts such electronic transmission and, in the case of beneficial Common Shareholders of Continental, in the manner contemplated by National Instrument 54-101 adopted pursuant to the Securities Act. Substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting and delivery of the Meeting Materials.

8.	The accidental omission to give notice of the Meeting or non-receipt of such notice will not invalidate any resolution passed or taken at the Meeting provided that quorum requirements are met.

          DEEMED RECEIPT OF MEETING MATERIALS

9.	The Meeting Materials will be deemed, for the purposes of this Interim Order, to have been received by the Continental Securityholders:

(a)

          in the case of mailing to Continental Securityholders or, in the case of delivery by courier of materials to Brokerage Intermediaries, three days after delivery thereof to the post office or acceptance by the courier service, respectively; and

(b)	in the case of delivery by courier, electronic transmission directly to a Continental Securityholders, the business day after such delivery or transmission of same.

          PERMITTED ATTENDEES

10.

          The persons entitled to attend the Meeting will be the Continental Securityholders and their duly appointed proxy holders, the officers, directors, and advisors of Continental, representatives of Jinchuan Group Ltd. and Jinqing Mining Investment Limited, and such other persons who receive the consent of the Chairman of the Meeting.

          PROXY SOLICITATION

11.

          The Continental Securityholders may vote in person or by proxy using a separate form of proxy for each of the Common Shareholders, the Option Holders and the Preferred Shareholders that complies with the Articles of Continental and the provisions of the BCBCA and the Securities Act relating to the form and content of proxies, and Continental may in its discretion waive generally the time limits for deposit of proxies by Continental Securityholders if Continental deems it reasonable to do so.

12.

          Common Shareholders and Option Holders who vote by proxy shall submit a green proxy form and the Preferred Shareholders who vote by proxy shall submit a pink proxy form (collectively the "Proxy Forms"), which forms will be included in the Meeting Materials and which Proxy Forms will name the Chairman of the Continental Board and the Secretary of Continental. The Continental Securityholders voting by proxies are entitled to appoint someone other than the individuals named in the Proxy Forms, who need not be a Continental Securityholder, to attend and vote on behalf of the Continental Securityholder at the Meeting.

13.	Option Holders who execute a form of "Optionholder Agreement" as described in the Meeting Materials shall be deemed to have voted in favour of the Arrangement.

          VOTING AT MEETING

14.

          The only persons permitted to vote at the Meeting will be the Continental Securityholders as of the close of business on the Record Date and their valid proxy holders as described in the Information Circular and as determined by the Chairman of the Meeting upon consultation with the Scrutineer (as hereinafter defined) and legal counsel to Continental.

15.

          The Arrangement must be approved by (a) not less than two thirds of votes cast on the Arrangement Resolutions by Common Shareholders and Option Holders present in person or by proxy at the Meeting, voting together as a single class (b) not less than two thirds of votes cast on the Arrangement Resolutions by Preferred Shareholders present in person or by proxy at the Meeting, voting as a single class and (c) a simple majority of the votes cast on the Arrangement Resolutions by Common Shareholders present in person or by proxy at the Meeting (excluding the common shares held by Jinchuan Group Ltd., Jinqing Mining Investment Limited and any of their related parties), and such other shareholder approvals as may be required by the TSX Venture Exchange ("TSX-V") and applicable securities laws, if any. Each common share, preferred share and option of Continental will carry one vote.

16.

          The quorum for the Meeting will be (i) not less than two persons who are, or who represent by proxy, shareholders who in the aggregate, hold at least 5% of the issued and outstanding common shares of Continental and (ii) not less than one person who is, or who represents by proxy, shareholders who in the aggregate hold at least 30% of the preferred shares.

17.	In all other respects, the terms, restrictions and conditions of the constating documents of Continental will apply in respect of the Meeting.

          ADJOURNMENT OF MEETING

18.

          Continental, if it deems advisable and subject to the terms of the Arrangement Agreement, is authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Continental Securityholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by such method as Continental may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chairman of the Meeting in respect of adjournments, provided that the Chairman of the Meeting shall abide by the terms of the Arrangement Agreement.

          AMENDMENTS

19.

          Continental is authorized prior to the time of voting at the Meeting and subject to the terms of the Arrangement Agreement, and subject to reasonable disclosure to the Continental Securityholders no later than the time of the Meeting, to make such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine, and the Plan of Arrangement, if so amended, revised and/or supplemented, shall be the Plan of Arrangement to be submitted to the Continental Securityholders at the Meeting so as to be the subject of the Arrangement Resolutions. If such amendment, revision or supplement is made following the Meeting, it shall be subject to approval by this Court.

          SCRUTINEER

20.	A representative of Continental's registrar and transfer agent (or any agent thereof) (the "Scrutineer") will be authorized to act as scrutineer for the Meeting.

          DISSENT RIGHTS

21.	The Common Shareholders are accorded the right of dissent under Section 238-247 of the BCBCA with respect to the Arrangement Resolution, as modified by the terms of this Order and the Arrangement.

22.	In order for a Common Shareholder to exercise such right of dissent under subsection 238 of the BCBCA:

(a)

          dissenting Common Shareholders shall, despite subsection 242(2) of the BCBCA, deliver a written objection to Continental at Continental Minerals Corporation, Suite 1020 — 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Attention: David J. Copeland, President and Chief Executive Officer, no later than 5:00 p.m. (Vancouver time) on the date that is two business days prior to the date of the Meeting or the business day immediately preceding the date of any adjournment of the Meeting;

(b)	a dissenting Common Shareholder shall not have voted his, her or its Common Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c)	a vote against the Arrangement Resolution or an abstention shall not constitute the written objection required under subparagraph (a);

(d)

          a dissenting Common Shareholder may not exercise rights of dissent in respect of only a portion of such dissenting Common Shareholder's common shares but may dissent only with respect to all of the common shares held by such person; and

(e)	the exercise of such right of dissent must otherwise comply with the requirements of Section 238-247 of the BCBCA, as modified by this Order.

23.

          Subject to further order of this Court, the rights available to the Common Shareholders under the BCBCA and the Arrangement to dissent from the Arrangement shall constitute full and sufficient rights of dissent for the Common Shareholders with respect to the Arrangement.

24.

          Notice to the Common Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the BCBCA and the Arrangement, the fair value of their Common Shares shall be given by including information with respect to this right in the Circular to be sent to Common Shareholders in accordance with this Order.

25.	Subco shall make all fair value payments to dissenting Common Shareholders for their Common Shares.

26.

          Continental Common Shareholders who duly exercise dissent rights ("Dissent Rights") and who are ultimately determined to be entitled to be paid fair value for their Continental common shares shall be deemed to have transferred such Continental common shares as of the Effective Time as defined in the Plan of Arrangement, to Subco in consideration of a payment of cash by Subco equal to such fair value. In no case shall Continental or Subco be required to recognize such Common Shareholders as Continental shareholders at and after the Effective Time, the names of such Common Shareholders shall be removed from Continental's register of Common Shareholders as of the Effective Time, and the Common Shareholders will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Continental common shares or share purchase options. If a dissenting Common Shareholders ultimately is not entitled, for any reason, to be paid fair value for such Continental common shares, such dissenting Common Shareholder will be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Continental common shares.

27.

          Jinqing Group Ltd. and Jinchuan Mining Investment Limited are not obligated to complete the transactions contemplated by the Arrangement Agreement if holders of more than 5% of the Continental common shares validly exercise Dissent Rights.

          DELIVERY OF COURT MATERIALS

28.

          Continental will include in the Meeting Materials a copy of this Interim Order and a draft Notice of Hearing of Petition for Final Order and will make available to any Continental Securityholder requesting same, a copy of the Petition herein and the accompanying Affidavit #1 of Trevor Thomas and any additional affidavits as may be filed (collectively the "Court Materials"). Distribution to such persons shall be to their addresses (whether electronic or otherwise) as they appear on the books and records of Continental as of the Record Date.

29.

          Continental is hereby authorized to make such amendments, revisions or supplements ("Additional Information") to the Meeting Materials and/or Court Materials as Continental may determine in accordance with the terms of the Arrangement Agreement, and Continental shall distribute such Additional Information by press release, newspaper advertisement, by pre-paid ordinary mail, by delivery, in person or by courier, or by the most reasonably practicable method in the circumstances as Continental may determine in consultation with the TSX-V.

30.

          Distribution of the Meeting Materials and Court Materials, as well as any Additional Information, given in accordance with this Interim Order will constitute good and sufficient service and notice thereof upon all persons who are entitled to receive the Meeting Materials, Court Materials and any Additional Information, pursuant to this Interim Order and no other form of service need be made and no other material need to be served on such persons in respect of these proceedings.

31.

          A failure or omission to distribute the Meeting Materials, the Court Materials and/or any Additional Information in accordance with this Interim Order as a result of mistake or of events beyond the control of Continental, or the non-receipt of such notice, shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Continental, then Continental shall use commercially reasonable efforts to rectify it.

32.	The Interim Order shall be entered immediately upon granting of same.

          FINAL APPROVAL HEARING

33.

          Upon the approval of the Continental Securityholders of the Plan of Arrangement in the manner set forth in this Interim Order, Continental may apply for an order of this Court approving the Plan of Arrangement (the "Final Order"), at 9:45 am on February 22, 2011 or such later date as counsel for Continental may be heard.

34.

          Any Continental Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order provided that such Continental Securityholder shall file a Response, in the form prescribed by the British Columbia Supreme Court Civil Rules, with this Court and deliver a copy of the filed Response together with a copy of all materials on which such Continental Securityholder intends to rely at the application for the Final Order, including an outline of such Continental Securityholder's proposed submissions to the solicitors for the Petitioner at McMillan LLP, Banisters & Solicitors, 1500 — 1055 W. Georgia Street, Vancouver, British Columbia, V6E 4N7, Attention: Bernie Zinkhofer, and to counsel for Jinchuan Group Ltd. at Blake, Cassels and Graydon LLP, 2600 — 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, at or before 12:00p.m. on February 21, 2011, subject to the direction of the Court.

35.

          If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response, in accordance with the preceding paragraph of this Interim Order, need to be served with notice of the adjourned date.

36.

          The Final Order, if granted, will provide the basis for Continental to rely on the exemption from registration provided in Section 3(a)(10) of the United States Securities Act of 1933 in connection with the common shares of Taseko Mines Limited which will be distributed as part of the Plan of Arrangement

37.	The Petitioner shall not be required to comply with Rules 8-1 and 16-1 of the Supreme Court Civil Rules in relation to the hearing for the Final Order approving the Plan of Arrangement.

          VARIANCE

38.

          The Petitioner is at liberty to apply to this Honourable Court to vary this Interim Order or for advice and direction with respect to the Plan of Arrangement or any of the matters related to this Interim Order.

          THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

          /s/ Karen L. Carteri
          Signature of lawyer for the Petioner
          Karen L. Carteri

          /s/ signed
          By the Court.

          /s/ signed
          Registrar

          No. __________________
          VANCOUVER REGISTRY

          IN THE SUPREME COURT OF BRITISH COLUMBIA

          IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS
          CORPORATIONS ACT, S.B.C.           2002, c. 57, AS AMENDED

          AND

          IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
          CONTINENTAL MINERALS CORPORATION, ITS SECURITYHOLDERS, 0896097 B.C.
          LTD., JINCHUAN GROUP LTD. and JINQING MINING INVESTMENT LIMITED

          CONTINENTAL MINERALS CORPORATION

          PETITIONER

INTERIM ORDER

          Karen L. Carteri
          McMillan LLP
          1500 - 1055 W. Georgia Street
          Box 11117
          Vancouver, B.C. V6E 4N7
          (604) 689-9111

          000645-140

          APPENDIX D

          No. 110294
          VANCOUVER REGISTRY

          IN THE SUPREME COURT OF BRITISH COLUMBIA

          IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS
          CORPORATIONS ACT,           S.B.C. 2002, c. 57, AS AMENDED

          AND

          IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT AMONG
          CONTINENTAL MINERALS CORPORATION, ITS SECURITYHOLDERS, 0896097 B.C.
          LTD., JINCHUAN GROUP LTD. and JINQING MINING INVESTMENT LIMITED

          CONTINENTAL MINERALS CORPORATION

          PETITIONER

          NOTICE OF HEARING OF PETITION FOR FINAL ORDER

TO:	Served in accordance with the Interim Order

          TAKE NOTICE that the application of the Petitioner dated January 17, 2011, for the Final Order will be heard at the courthouse at 800 Smithe Street, Vancouver, British Columbia, on February 22, 2011, at 9:45 a.m.

1	Date of hearing

[ ]	The parties have agreed as to the date of the hearing of the petition.

[ ]	The parties have been unable to agree as to the date of the hearing but notice of the hearing will be given to the petition respondents in accordance with Rule 16-1(8)(b) of the Supreme Court Civil Rules.

[ x ]	The petition is unopposed, by consent or without notice.

2	Duration of hearing

[ ]	It has been agreed by the parties that the hearing will take

[ x ]	The parties have been unable to agree as to how long the hearing will take and

(a)	the time estimate of the petitioner is 15 minutes, and

(b)	[ ]	the time estimate of the petition respondent (s) is ## minutes.

	[ ]	the petition respondent(s) has(ve) not given a time estimate.

3	Jurisdiction

[ ]	This matter is within the jurisdiction of a master.

[ x ]	This matter is not with the jurisdiction of a master because a Final Order is sought.

Date: January 18, 2011	/s/ Karen L. Carteri

Signature of lawyer for the Petitioner
Karen L. Carteri

          This Notice of Hearing of Petition is filed and delivered by Karen L. Carteri of the firm of McMillan LLP, solicitor for Petitioner, whose place of business and address for delivery is 1500 – 1055 West Georgia Street, P.O. Box 11117, Vancouver, B.C., V6E 4N7, Tel: (604) 689-9111; Fax: (604) 685-7084.

          APPENDIX E

          DISSENT PROVISIONS OF THE BCBCA

          Division 2 — Dissent Proceedings

          Definitions and application

          237 (1) In this Division:

          “dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

          “notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

          “payout value” means,

          (a)        in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

          (b)        in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

          (c)        in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

          (2)        This Division applies to any right of dissent exercisable by a shareholder except to the extent that

          (a)        the court orders otherwise, or

          (b)        in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

          Right to dissent

          238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

          (a)        under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

          (b)        under section 272, in respect of a resolution to adopt an amalgamation agreement;

          (c)        under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

          (d)        in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

          (e)        under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

          (f)        under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

          (g)        in respect of any other resolution, if dissent is authorized by the resolution;

          (h)        in respect of any court order that permits dissent.

          (2)        A shareholder wishing to dissent must

          (a)        prepare a separate notice of dissent under section 242 for

          (i)        the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

          (ii)        each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

          (b)        identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

          (c)        dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

          (3)        Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

          (a)        dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

          (b)        cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

          Waiver of right to dissent

          239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

          (2)        A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

          (a)        provide to the company a separate waiver for

          (i)        the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

          (ii)       each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

          (b)        identify in each waiver the person on whose behalf the waiver is made.

          (3)        If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

          (a)        the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

          (b)        any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

          (4)        If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

          Notice of resolution

          240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

          (a)        a copy of the proposed resolution, and

          (b)        a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

          (2)        If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote, (a) a copy of the proposed resolution, and (b) a statement advising of the right to send a notice of dissent.

          (a)        a copy of the proposed resolution, and

          (b)        a statement advising of the right to send a notice of dissent.

          (3)        If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

          (a)        a copy of the resolution,

          (b)        a statement advising of the right to send a notice of dissent, and

          (c)        if the resolution has passed, notification of that fact and the date on which it was passed.

          (4)        Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

          Notice of court orders

          241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

          (a)        a copy of the entered order, and

          (b)        a statement advising of the right to send a notice of dissent.

          Notice of dissent

          242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

          (a)        if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

          (b)        if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

          (c)        if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

          (i)        the date on which the shareholder learns that the resolution was passed, and

          (ii)       the date on which the shareholder learns that the shareholder is entitled to dissent.

          (2)        A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

          (a)        on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

          (b)        if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

          (3)        A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

          (a)        within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

          (b)        if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

          (4)        A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

          (a)        if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

          (b)        if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

          (i)        the names of the registered owners of those other shares,

          (ii)       the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

          (iii)      a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

          (c)        if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

          (i)        the name and address of the beneficial owner, and

          (ii)       a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

          (5)        The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

          Notice of intention to proceed

          243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

          (a)        if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

          (i)        the date on which the company forms the intention to proceed, and

          (ii)       the date on which the notice of dissent was received, or

          (b)        if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

          (2)        A notice sent under subsection (1) (a) or (b) of this section must

          (a)        be dated not earlier than the date on which the notice is sent,

          (b)        state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

          (c)        advise the dissenter of the manner in which dissent is to be completed under section 244.

          Completion of dissent

          244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

          (a)        a written statement that the dissenter requires the company to purchase all of the notice shares,

          (b)        the certificates, if any, representing the notice shares, and

          (c)        if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

          (2)        The written statement referred to in subsection (1) (c) must

          (a)        be signed by the beneficial owner on whose behalf dissent is being exercised, and

          (b)        set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

          (i)        the names of the registered owners of those other shares,

          (ii)       the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

          (iii)      that dissent is being exercised in respect of all of those other shares.

          (3)        After the dissenter has complied with subsection (1),

          (a)        the dissenter is deemed to have sold to the company the notice shares, and

          (b)        the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

          (4)        Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

          (5)        Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

          (6)        A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

          Payment for notice shares

          245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

          (a)        promptly pay that amount to the dissenter, or

          (b)        if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

          (2)        A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

          (a)        determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

          (b)        join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

          (c)        make consequential orders and give directions it considers appropriate.

          (3)        Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

          (a)        pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

          (b)        if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

          (4)        If a dissenter receives a notice under subsection (1) (b) or (3) (b),

          (a)        the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

          (b)        if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

          (5)        A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

          (a)        the company is insolvent, or

          (b)        the payment would render the company insolvent.

          Loss of right to dissent

          246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

          (a)        the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

          (b)        the resolution in respect of which the notice of dissent was sent does not pass;

          (c)        the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

          (d)        the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

          (e)        the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

          (f)        a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

          (g)        with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

          (h)        the notice of dissent is withdrawn with the written consent of the company;

          (i)        the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

          Shareholders entitled to return of shares and rights

          247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

          (a)        the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

          (b)        the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

          (c)        the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

          APPENDIX F

Investment & Corporate Banking
885 West Georgia Street
Suite 1700
Vancouver, BC V6C 3E8

Tel : (604) 443-1431
Fax : (604) 443-1408

January 17, 2011

The Special Committee of the Board of Directors
Continental Minerals Corporation
1020 – 800 West Pender Street
Vancouver, BC V6C 2V6

          To the Special Committee of the Board of Directors:

          BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) is aware that Continental Minerals Corporation (the “Company”), Jinchuan Group Ltd. (“Jinchuan”) and JinQing Mining Investment Limited (the “Acquiror”) entered into an arrangement agreement dated as of December 17, 2010, as amended and restated January 17, 2011 (the “Arrangement Agreement”), pursuant to which, among other things, the Acquiror will acquire all of the outstanding common shares of the Company (“Shares”), other than any Shares owned directly or indirectly by the Acquiror, for a price equal to $2.60 in cash per Share (the “Arrangement Consideration”) by way of an arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). We also understand that the Company intends to pay a special cash distribution of approximately $0.09 per Share as of a record date immediately prior to completion of the Arrangement (the “Special Distribution” and, together with the Arrangement Consideration, the “Consideration”). The terms and conditions of the Arrangement will be summarized in the Company’s management information circular (the “Circular”) to be mailed to holders of Shares (the “Shareholders”) in connection with the Arrangement.

          We have been retained to provide financial advice to the Company and the Special Committee, including our opinion (the “Opinion”) to the Special Committee of the Board of Directors of the Company (the “Special Committee”) as to the fairness from a financial point of view of the Consideration to be received by the Shareholders (other than the Acquiror and its affiliates, as such term is defined in as defined in National Instrument 45-106 Prospectus and Registration Exemptions) pursuant to the Arrangement.

          The Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada but the Company has not been involved in the preparation and review of this opinion letter.

          Engagement of BMO Capital Markets

          BMO Capital Markets and the Special Committee began discussions regarding a potential advisory assignment in early May 2009. BMO Capital Markets was formally engaged by the Special Committee pursuant to an agreement dated May 18, 2009 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Special Committee with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

          As provided in the Engagement Agreement, BMO Capital Markets will receive a fee for rendering the Opinion. We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Arrangement. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

          Credentials of BMO Capital Markets

          BMO Capital Markets is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies, income funds and royalty trusts in various industry sectors and has extensive experience in preparing fairness opinions.

          The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers, who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital market matters.

          Independence of BMO Capital Markets

          Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules promulgated thereunder) of the Company, the Acquiror, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

          BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the two years preceding the date on which the Company initially contacted BMO Capital Markets regarding a potential advisory assignment, other than acting as financial advisor to the Special Committee pursuant to the Engagement Agreement. Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, has also agreed to provide a “daylight” loan of approximately $17.4 million to the Company in connection with the Arrangement (the “Option Exercise Loan”). The proceeds of the Option Exercise Loan will be used by the Company to provide financial assistance to up to 100% of holders of options to purchase Shares (“Options”) so as to permit such holders to exercise their Options in connection with the Arrangement. The fees received by BMO in connection with the Option Exercise Loan are not material to BMO.

          Other than as set forth above, there are no understandings, agreements or commitments between BMO Capital Markets or any of our affiliates and any of the Interested Parties with respect to future business dealings. BMO Capital Markets or one or more of our affiliates may however, in the ordinary course of business, provide financial advisory, banking, investment banking or other financial services to one or more of the Interested Parties from time to time. BMO provides banking services to the Company in the ordinary course of its business. The fees received by BMO in connection with such banking services are not material to BMO.

          BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which we received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to our clients on investment matters, including with respect to one or more Interested Parties or the Arrangement.

          Scope of Review

          In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	the Arrangement Agreement dated December 17, 2010, as amended and restated January 17, 2011;

2.	Voting Support Agreements dated November 29, 2010 between Jinchuan, the Acquiror and certain significant shareholders of the Company;

3.	certain publicly available information relating to the business, operations, financial condition and trading history of the Company and other selected public companies we considered relevant;

4.	certain internal financial, operating, corporate and other information relating to the Company;

          2

5.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company;

6.	the technical report on the Newtongmen deposit on the Xietongmen property dated May 15, 2009;

7.	the technical report on the Xiongcun (Xietongmen) copper project dated September 28, 2007;

8.	discussions with management of the Company relating to the Company’s current business, plan, financial condition and prospects;

9.	discussions with the Company’s and the Special Committee’s legal counsel;

10.	public information with respect to selected public companies comparable to the Company;

11.	public information with respect to selected precedent transactions we considered relevant;

12.	historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company;

13.	various reports published by equity research analysts and industry sources regarding other public companies, to the extent deemed relevant by us;

14.

          a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

15.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

          BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

          Prior Valuations

          The Company has represented to BMO Capital Markets that there have not been any prior valuations (as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions) of the Company or its material assets or its securities in the past twenty-four month period.

          Assumptions and Limitations

          We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, plans, financial condition and prospects.

          Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 Prospectus and Registration Exemptions) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

          3

          In preparing the Opinion, we have assumed that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses. We have also assumed that the Company will make the Special Distribution.

          The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

          The Opinion is provided to the Special Committee for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular to which we do hereby consent, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

          We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company or of any of its affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal and tax advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company.

          The preparation of the Opinion is a complex process and is not necessarily amenable to being partially analyzed or summarized. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO Capital Markets believes that our analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by us, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. This opinion letter should be read in its entirety.

          The Opinion is provided as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if there is any material change in any fact or matter affecting the Opinion after the date hereof or if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

          Overview of the Company

          The Company is a resource exploration and development company focused on growth through discovery and development of mineral projects in Asia. Since 2005, the Company has been engaged in exploring and unlocking the value of its large Xietongmen copper-gold property in the Tibet Autonomous Region of the People’s Republic of China.

          4

          Approach to Fairness and Analysis

          BMO Capital Markets performed various analyses in connection with rendering the Opinion. In arriving at our conclusion, we did not attribute any particular weight to any specific approach or analysis, but rather developed qualitative judgments on the basis of our experience in rendering such opinions and on the information presented as a whole.

          In considering the fairness from a financial point of view of the Consideration to be received by Shareholders pursuant to the Arrangement, we considered whether the expected value of the Consideration fell within a range of fair values for the Shares in the context of a change of control transaction. To determine a range of fair values for the Shares in the context of a change of control transaction, we considered the expected trading range of the Shares on a standalone basis relative to the current and historical trading range of the Shares, and examined takeover premiums and valuation multiples paid in a selection of comparable change of control transactions in the mining sector, which we considered appropriate. In considering the expected trading range of the Shares, we examined market valuation metrics applicable to a selection of comparable publicly-traded mining companies which we considered appropriate, including: price to net asset value multiples and enterprise value to resource multiples. In selecting the appropriate comparable publicly-traded mining companies for our analyses we considered, among other things, the following comparative metrics: production scale and growth profile, life of mine cash costs, resource base, asset concentration, geopolitical and permitting risk profiles, enterprise value, market capitalization, and trading liquidity.

          The forgoing analysis generated a range of fair values for the Shares, in the context of a change of control transaction, that are consistent with the Consideration to be received by Shareholders in connection with the Arrangement.

          Market Canvass

          At the direction of the Special Committee, BMO Capital Markets conducted a market canvass targeted at the most logical alternative buyers of the Company. No bona fide proposals resulted from the market canvass. Further, no bona fide proposals have been received by the Company from the time the letter agreement between the Company and Jinchuan providing for the acquisition of the Company’s outstanding Shares by Jinchuan for $2.60 per Share was announced on September 17, 2010 to the date of this opinion letter.

          Conclusion

          Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders (other than the Acquiror and its affiliates) pursuant to the Arrangement is fair from a financial point of view to the Shareholders (other than the Acquiror and its affiliates).

          Yours truly,

          BMO NESBITT BURNS INC.

          5

          CAUTIONARY NOTE: THIS SUPPLEMTARY INFORMATION AUGMENTS FOR HOLDERS OF PREFERRED SHARES THE MANAGEMENT INFORMATION CIRCULAR OF CONTINENTAL MINERALS CORPORATION DATED JANUARY 17, 2011 (THE “CIRCULAR”) IN CONNECTION WITH A PLAN OF ARRANGEMENT INVOLVING CONTINENTAL, ITS SECURITYHOLDERS, JINQING MINING INVESTMENTS LIMITED AND TASEKOMINES LIMITED. A COPY OF THE MANAGEMENT INFORMATION CIRCULAR IS AVAILABLE ON REQUEST OF CONTINENTAL AND CAN BE DOWNLOADED FROM WWW.SEDAR.COM. THIS INFORMATION WAS COMPILED BY CONTINENTAL FROM PUBLICLY AVAILABLE SOURCES BELIEVED TO BE RELIABLE BUT ITS ACURACY AND COMPLETENESS ARE NOT WARRANTED BY CONTINENTAL. THIS INFORMATION IS PROVIDED AS A CONVENIENCE TO HOLDERS OF CONTINENTAL PREFERRED SHARES. THIS INFORMATION IS QULAIFIED IN ITS ENTIRETY BY THE PUBLICLY FILED INFORMATION OF TASEKO AVAILABLE AT WWW.TASEKOMINES.COM, WWW.SEDAR.COM AND WWW.SEC.GOV.

          Holders of Preferred Shares to Receive Taseko Common Shares in Any Event

          This Supplementary Information reflects the fact Holders of Continental Preferred Shares are, pursuant to the legal rights related to the Preferred Shares, only entitled to receive common shares of Taseko whether or not the Arrangement completes. If the Arrangement completes such Taseko shares are expected to be available for exchange for Preferred Shares in early March, 2011. In the event the Arrangement does not complete for any reason, the Taseko shares will otherwise be exchanged for Preferred Shares on or about October 16, 2011 in accordance with the terms of the Preferred Shares and securities and agreement underlying them. Accordingly the principal investment decision being made by Preferred Shareholders in connection with the Arrangement is whether to vote to approve the Arrangement and receive the Taseko shares approximately eight months sooner than would otherwise be the case, or whether to vote against the Arrangement with a view to waiting until October 16, 2011 for the possibility, considered by Continental to be remote, of a sale or other realization event for the Harmony Project (an HP Realization Event-see the Circular for more information ) occurring by then at a price which is sufficiently above $37 million that the HP Realization Event could result in a higher exchange ratio than the .5028 Taseko share per share offered under the Arrangement. Accordingly the supplemental information being provided herein is not necessarily all of the information that a holder of Preferred Shares would be otherwise entitled to receive if investment decision required to be made by the holder of Preferred Share were whether such Holder should accept Taseko shares at all rather than accept them in March, 2011 versus in October, 2011.

          Overview of Taseko

          Taseko was incorporated on April 15, 1966 under the laws of the Province of British Columbia. Taseko’s registered office is located at Suite 1500-1055 West Georgia, Vancouver, British Columbia, V6E 4N7, and its operational head office is located at Suite 300, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

          Taseko has one primary subsidiary, Gibraltar Mines Ltd. (“Gibraltar”). Taseko owns 100% of the common shares of Gibraltar but none of Gibraltar’s issued preferred shares which are owned by Continental for the benefit of the holders Continental’s Preferred Shares.

          On March 31, 2010, the Company sold a 25% joint venture interest in the Gibraltar mine, a copper and molybdenum mine (the “Gibraltar Mine”), to Cariboo Copper Corp. (“Cariboo”) for $187.0 million. Cariboo is a consortium that consists of Sojitz Corporation (50%), Dowa Corporation (25%) and Furakawa Corporation (25%). The Company retains a 75% interest in the Gibraltar joint venture and is the operator of the Gibraltar Mine.

          The Gibraltar Mine restarted operations in October 2004 after being on standby for several years. Taseko also owns the Prosperity gold-copper project (the “Prosperity Project”) which is at the post-feasibility stage with an environmental assessment underway. In addition, Taseko has non-material properties including the Harmony gold project (the “Harmony Project”) which is at the exploration stage but is currently inactive (see below), and the Aley niobium property (the “Aley Project”), see below. All of these projects are located in British Columbia, Canada.

          Gibraltar Mine

          Unless stated otherwise, information of a technical or scientific nature related to the Gibraltar Mine contained in the Prospectus (including documents incorporated by reference herein) is summarized or extracted from a technical report entitled “Technical Report on the 105 Million Ton Increase in Mineral Reserves at the Gibraltar Mine” dated January 23, 2009 (the “Gibraltar Technical Report”), prepared by Scott Jones, P. Eng., filed on Taseko’s profile on SEDAR at www.sedar.com and updated with 2009 production results. Mr. Jones is not independent of Taseko by virtue of being employed by the Company as Vice-President, Engineering.

          The Gibraltar Mine is located near the City of Williams Lake in south-central British Columbia. As at December 31, 2009, the Gibraltar Mine had proven and probable mineral reserves of 459.9 million tons grading 0.315% copper and 0.008% molybdenum (see Table 1).

          The Gibraltar Mine obtained government permitting and re-started the operation in early October 2004 following several years on care and maintenance as a result of low metal prices. Commercial production started on January 1, 2005 and has continued to the present. Total production in the three years leading up to December 31, 2009 was 33.7 million tons milled, producing 188.4 million lb. of copper in concentrate and cathode, and 1.9 million lb. of molybdenum. Construction of the Phase 1 mill expansion was completed in February 2008. The ramp up to the rated processing capacity of 46,000 tons per day (“tpd”) has been ongoing since the completion of construction. The construction schedule of a Phase 2 expansion program, designed to increase the concentrator capacity from 46,000 tpd to 55,000 tpd, was modified as a result of management’s review of capital spending in the face of the global credit market crisis in late 2008. The regrind and cleaner flotation circuits were completed in the summer of 2009 as they provide very robust payback by enhancing both copper and molybdenum recoveries. Ramp up to 55,000 tpd will occur during 2010 and 2011 following completion of the remainder of the Phase 2 program, and installation of the in-pit crusher and conveyor, and the SAG mill direct feed system.

          One hundred seventy-three new diamond drill holes were completed between July 2007 and September 2008, of which 115 holes were included in the Gibraltar Extension geological model, and allowed for expansion and update of the reserves at the Gibraltar Mine. The Gibraltar Extension is a body of mineralization on the Gibraltar Mine property which has shape and structure that are significantly different from other deposits that occur on the property. Drilling up until the 2008 program had provided details of the northwest and southeast portions of the Gibraltar deposit but the central zone was under-drilled and poorly defined. The 2008 program objective was to test the continuity of mineralization between the two ends and increase drillhole density along the Gibraltar deposit to upgrade the resource model blocks from inferred to measured and indicated category so that proven and probable reserves could be estimated.

          The reserve estimates for the Gibraltar Extension deposit used long term metal prices of US$1.75/lb for copper and US$10.00/lb for molybdenum and a foreign exchange rate of Cdn$0.82 per US dollar. The balance of the reserves used September 2007 NI 43-101 estimates reduced by actual 2008 and 2009 mining, with long term metal prices of US$1.50/lb for copper, US$10/lb for molybdenum and a foreign exchange rate of $0.80 per US dollar.

          The proven and probable reserves as of December 31, 2009 are tabulated in Table 1 below and are NI 43-101 and SEC Guide 7 compliant.

          Table 1: Gibraltar Mineral Reserves
          at 0.20% Copper Cut-off

Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Connector	Proven	40.4	0.296	0.010
	Probable	14.8	0.271	0.009
	Subtotal	55.2	0.289	0.010

Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Gibraltar East	Proven	66.8	0.286	0.008
	Probable	33.3	0.285	0.013
	Subtotal	100.1	0.286	0.010
Granite	Proven	178.3	0.325	0.009
	Probable	21.6	0.319	0.009
	Subtotal	199.9	0.324	0.009
Gibraltar Extension	Proven	75.4	0.352	0.002
	Probable	29.3	0.304	0.002
	Subtotal	104.7	0.339	0.002
Total		459.9	0.315	0.008

          Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

          The mineral reserves stated above are contained within the mineral resources shown in Table 2 below. During 2010 Taseko mined and processed approximately 15 million tons of ore which would reduce these fugues as of the date hereof.

          Table 2
          Gibraltar Mine Mineral Resources
          at 0.20% Copper Cut-off

Category	Tons (millions)	Cu (%)	Mo %)
Measured	597.7	0.302	0.008
Indicated	361.0	0.290	0.008
Total	958.7	0.298	0.008

          Prosperity Project (Undeveloped)

          Cautionary Note to Investors Concerning Reserve Estimates

The following mineral reserves have been estimated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this prospectus or in documents incorporated herein by reference may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report reserves in ounces, and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures.

          Unless stated otherwise, information of a technical or scientific nature related to the Prosperity Project contained in the Prospectus (including documents incorporated by reference herein) is summarized or extracted from a technical report entitled “Technical Report, on the 344 million tonne increase in mineral reserves at the Prosperity Gold – Copper Project” dated December 17, 2009 (the “Prosperity Technical Report”), prepared by Scott Jones, P. Eng., filed on Taseko’s profile on SEDAR at www.sedar.com. Mr. Jones is not independent of Taseko by virtue of being employed by the Company as Vice-President, Engineering.

          The Prosperity Project is located 125 km southwest of the City of Williams Lake in the Cariboo-Chilcotin region of British Columbia. The following are the highlights of the Prosperity Project:

            Located near existing infrastructure in south-central British Columbia;

            Pre-tax return on investment of 10% with an eight year payback from start of production;

            33 year mine life at a milling rate of 70,000 tonnes/day;

            Life of mine waste-to-ore strip ratio of 1.5;

            Total pre-production capital cost of $814 million;

            Site operating cost of $7.51 per tonne milled over the life of mine; and

            Total operating costs net of by product credits of US$0.59/lb Cu.

          In 2009, Taseko updated the mineral reserve estimate from a 2007 feasibility study on the Prosperity Project by assuming different long term metal prices of $1.65/lb Cu and $650/oz Au. The resulting mineral reserves are shown in Table 3.

          Table 3
          Prosperity Mineral Reserves
          at $5.50 NSR/t Pit-Rim Cut-off

Category	Tonnes (millions)	Gold (g/t)	Copper (%)	Recoverable Gold Ounces (millions)	Recoverable Copper Pounds (billions)
Proven Probable	481 350	0.46 0.35	0.26 0.18	5.0 2.7	2.4 1.2
Total	831	0.41	0.23	7.7	3.6

          Recoverable gold and copper calculated using recoveries of 69% and 87%, respectively.

          Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC defined reserves.

          The Proven and Probable Reserves on the Prosperity Project are included in the Measured and Indicated Mineral Resources disclosed in Table 4 below. The Mineral Resources are as outlined by drilling to date, and estimated at a 0.14% copper cut-off.

          Table 4
          Prosperity Mineral Resources
          at 0.14% Copper Cut-Off

Category	Tonnes (millions)	Gold (g/t)	Copper (%)
Measured	547.1	0.46	0.27
Indicated	463.4	0.34	0.21
Total	1,010.5	0.41	0.24

          Taseko carried out ongoing and systematic exploration programs on the Prosperity Project from 1991 to 1999, drilling 156,339 m in 470 holes and outlining a large porphyry gold-copper deposit. Taseko re-initiated work on the Prosperity Project in late 2005, and a mill redesign and project cost review was completed in 2006.

          Based on ongoing feasibility work through 2007, the following development and production scenario is envisaged. Activities during a pre-production period of two years would include construction of the electricity transmission line; upgrading and extension of current road access and mine site clearing; site infrastructure, processing, and tailings starter dam construction; removal and storage of overburden; and pre-production waste development.

          The mine plan utilizes a large-scale conventional truck and shovel open pit mining and milling operation. Following a one and a half year pre-strip period, total material moved over years one through 31 averages 170,000 tonnes/day at a strip ratio of 1.5:1. A declining net smelter return cut-off is applied to the mill feed, which defers lower grade ore for later processing. The lower grade ore is recovered from stockpile for the final years of the mine plan.

          The Prosperity Project processing plant has been designed with a nominal capacity of 70,000 tonnes/day. Expected life-of-mine metallurgical recovery is 87% for copper and 69% for gold, with annual production averaging 110 million pounds copper and 234,000 ounces gold over the 33 year mine life.

          The copper-gold concentrate will be hauled with highway trucks to an expanded load-out facility at Gibraltar’s existing facility near Macalister for rail transport to various points of sale, but mostly through the Port of Vancouver for shipment to smelters and refineries around the world.

          Power will be supplied via a new 124 km long, 230 kV transmission line from Dog Creek on the BC Hydro grid. Infrastructure would also include the upgrade of sections of the existing road to the site, construction of a short spur to the minesite, an on-site camp, equipment maintenance shop, administration office, concentrator facility, warehouse, and explosives facilities. Based on the Prosperity Technical Report, the Prosperity Project would employ up to 460 permanent and 60 contractor personnel.

          EnvironmentalReviewProcess

          The Prosperity Project received approval under the Environmental Assessment Act (British Columbia) on January 14, 2010. The Federal Panel process, in which public hearings were conducted by a three-person panel operating under defined Terms of Reference, concluded on May 3, 2010. The Federal Panel submitted its findings to the Canadian Federal Minister of Environment on July 2, 2010. The panel findings were essentially the same as the conclusions reached in the Provincial Environmental Assessment, being that loss of Fish Lake and the adjacent meadows would result in significant adverse environmental effects; however, the provincial process concluded that the environmental impacts were justified because the lake and fishery will be replaced and the economic and social benefits generated are significant, but the panel was not mandated to assess economic and social value generated by the Prosperity Project. On November 2, 2010, the Canadian Federal Minister for the Environment announced the decision that the Prosperity Mine project “as proposed”, cannot be granted federal authorizations to proceed. Taseko is in discussions with both the Federal and Provincial Governments to define this issues and determine if solutions can be developed so that the project can move forward and meet the criteria that the Federal Government deems appropriate. There can be no certainty that this process will ultimately result in Federal Government approval for the prosperity project.

          On May 12, 2010, the Company entered into a gold stream transaction with Franco-Nevada Corporation (“Franco-Nevada”) pursuant to which Franco-Nevada will provide US$350.0 million for the Prosperity Project along with warrants to purchase 2 million common shares of Franco-Nevada at an exercise price of $75.00 per share until June 16, 2017 in exchange for a 22% interest in the future gold production for the life of the mine. The investment by Franco-Nevada is subject to certain conditions precedent, including full financing and permitting of the Prosperity Project. The US$350.0 million will be amortized over gold deliveries under the agreement and, in addition, the Company will be paid the lower of US$400 per ounce and market price for the gold, which is subject to inflation adjustments going forward.

          Aley Niobium Project

          On January 10, 2011 Taseko announced that its 2010 core drilling program completed at its wholly-owned Aley Niobium Project located near Mackenzie, British Columbia was considered succesful. Assay results indicated potential for development of a significant niobium resource. This project had not previously been considered material to Taseko.

          Taseko's 2010 exploration program comprised geological mapping and diamond drilling of 23 drill holes (2010-12 through 2010-34), for a total of 4,460 metres. Assay results for 21 of these drill holes were released and holes intersected excellent grade niobium mineralization across an area measuring over 900 metres east-west and 350 metres north-south. Mineralized drill intercepts range up to over 200 metres in length; the true widths will be determined by further delineation drilling. Niobium mineralization intersected is highly continuous and close to surface. The extensive body of niobium mineralization indicated by the 2010 drilling is wide open to expansion in at least three directions and to depth.

          Harmony Project

          The Harmony Project has been estimated to host up to a 3 million gold resource however opposition to mining in Haida Gwai’i, its infrastructure challenges from being located on an island and Taseko’s focus on its Gibraltar and Prosperity Project has meant the Harmony Project has been on care and maintenance for the last 10 years and is expected to remain in this status for the foreseeable future. Taseko has received no serious proposals from any third party to buy or joint venture the Harmony Project to date.

          CONSOLIDATED CAPITALIZATION

          Other than as described herein, there have been no material changes in the Company’s consolidated share and loan capital since September 30, 2010, the date of the Company’s most recently filed financial statements. The number of issued common shares as of the date hereof is 187,719,853.

          TRADING PRICE AND VOLUME

          The Company’s common shares are listed on the TSX and the NYSE Amex under the trading symbol “TKO” and “TGB”, respectively. The following tables set forth information relating to the trading of the common shares on the TSX and NYSE Amex for the months indicated.

	TSX Price Range (in $)
Month	High	Low	Total Volume
January 2010	5.84	4.28	34,656,800
February 2010	5.03	4.16	21,705,100

	TSX Price Range (in $)
Month	High	Low	Total Volume
March 2010	5.36	4.74	17,347,300
April 2010	6.19	5.33	19,376,400
May 2010	6.17	4.67	26,141,300
June 2010	5.54	4.50	10,901,800
July 2010	4.49	3.27	19,507,300
August 2010	4.85	4.07	10,408,800
September 2010	5.55	4.44	17,219,400
October 2010	7.27	4.58	24,460,300
November 2010	6.72	4.13	31,648,100
December 2010	5.34	4.51	10,011,500

	NYSE Amex Price Range (in US$)
Month	High	Low	Total Volume
January 2010	5.65	4.10	76,051,500
February 2010	4.74	3.87	51,641,200
March 2010	5.25	4.59	38,840,700
April 2010	6.21	5.25	44,072,500
May 2010	6.05	4.35	71,796,000
June 2010	5.28	4.22	38,526,300
July 2010	4.36	3.31	46,334,200
August 2010	4.71	3.90	31,060,800
September 2010	5.40	4.28	38,134,500
October 2010	7.23	4.58	93,091,700
November 2010	6.62	4.02	125,700,200
December 2010	5.29	4.43	61,288,800

          End of Supplement